As filed with the Securities and Exchange Commission on October 9, 2007
Registration No. 333-143660

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pzena Investment Management, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6282	20-8999751
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, New York 10036
(212) 355-1600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, New York 10036
(212) 355-1600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

Richard B. Aftanas, Esq. Ralph Arditi, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Vincent Pagano Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000 (212) 455-2502 (facsimile)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2007

PRELIMINARY PROSPECTUS

6,100,000 Shares

Class A Common Stock

This is the initial public offering of our Class A common stock, each share of which entitles the holder to one vote. We are offering 6,100,000 shares of our Class A common stock.

No public market currently exists for our Class A common stock. We expect the public offering price to be between $16.00 and $18.00 per share. We have applied to list our Class A common stock on The New York Stock Exchange, or the NYSE, under the symbol “PZN.”

We intend to use the net proceeds of this offering to purchase membership units in Pzena Investment Management, LLC from its three non-employee members and will not retain any of these proceeds. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Concurrently with the consummation of this offering, we will issue 57,937,910 shares of our Class B common stock, each share of which initially entitles the holder to five votes per share, to the continuing members of Pzena Investment Management, LLC. These Class B stockholders, who will hold 97.9% of the combined voting power of our common stock immediately after this offering, will enter into a stockholders’ agreement pursuant to which they will agree to vote their shares together on all matters submitted to a vote of our common stockholders.

Investing in our Class A common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Class A common stock under “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price of Class A common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Pzena Investment Management, Inc.	$	$

To the extent that the underwriters sell more than 6,100,000 shares of our Class A common stock, the underwriters have the option to purchase up to 915,000 additional shares of our Class A common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $           and our total proceeds, before expenses, will be $          .

The underwriters are offering the Class A common stock as set forth under “Underwriting.”  Delivery of the shares will be made on or about          , 2007.

Goldman, Sachs & Co.	UBS Investment Bank
Banc of America Securities LLC

Fox-Pitt Kelton Cochran Caronia Waller	JPMorgan	Keefe, Bruyette & Woods

             , 2007

(1)	The historical returns of this investment strategy are not necessarily indicative of its future performance or the performance of any of our other current or future investment strategies.

(2)	Pzena Value Service — Gross represents annualized gross returns prior to payment of advisory fees on $1 invested in the Pzena Value Service investment strategy on December 31, 1995. Pzena Value Service — Net represents such returns after payment of advisory fees.

Until          , 2007 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our Class A common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to their obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Notice to Investors

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to give you different or additional information. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where those offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock.

Performance Information Used in This Prospectus

Throughout this prospectus, we present the annualized returns of our investment strategies (as further described in this prospectus) on a gross and net basis, which represents annualized returns before and after payment of advisory fees, respectively, for certain periods during which these strategies were invested in a portfolio of equity securities issued by various issuers who are generally within certain market capitalization ranges and, with respect to certain of these investment strategies, certain geographic regions. In connection with this presentation, we have also disclosed the returns of certain market indices for the comparable period. You should not assume that there is any material overlap between the securities included in the portfolios of our investment strategies during these periods and those that comprise any Russell Index referred to in this prospectus, the Morgan Stanley Capital International EAFE® Index, the Morgan Stanley Capital International WorldSM Index or the S&P 500® Index. It is not possible to invest directly in any of the indices described above and their returns, as presented in this prospectus, have not been reduced by fees and expenses associated with investing in securities and includes the reinvestment of dividends.

i

Each Russell Index referred to in this prospectus is a registered trademark or trade name of The Frank Russell Company. The Frank Russell Company is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

The Morgan Stanley Capital International EAFE® Index, which we refer to as the MSCI EAFE® Index, is a trademark of Morgan Stanley Capital International, a division of Morgan Stanley. The Morgan Stanley Capital International WorldSM Index, which we refer to as the MSCI WorldSM Index, is a service mark of Morgan Stanley Capital International. Morgan Stanley Capital International is the owner of all copyrights relating to these indices and is the source of the performance statistics of these indices that are referred to in this prospectus.

The S&P 500® Index is a registered trademark of Standard & Poor’s, a division of The McGraw Hill Companies, Inc., which is the owner of all copyrights relating to this index and the source of the performance statistics of this index that are referred to in this prospectus.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully before making an investment decision, including the section entitled “Risk Factors” and our historical consolidated financial statements, and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this prospectus. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

In this prospectus, “we”, “our” and “us” refer to Pzena Investment Management, LLC and its consolidated subsidiaries when referring to events occurring prior to this offering and, after this offering, these terms refer to Pzena Investment Management, Inc., Pzena Investment Management, LLC and its consolidated subsidiaries.

Overview

Founded in late 1995, Pzena Investment Management, LLC is a premier value-oriented investment management firm with a record of investment excellence and exceptional client service. We have established a positive, team-oriented culture that enables us to attract and retain the best people. Over the past eleven and a half years, we have built a diverse, global client base of respected and sophisticated investors. As of June 30, 2007, we managed approximately $30.6 billion across a range of value investing strategies on behalf of institutions, high net worth individuals, and select third-party distributed mutual funds. We generate revenue from the payment of advisory fees earned on the assets we manage for these clients.

Our investment discipline and commitment to classic value investing have been important elements of our success. We currently offer clients ten value-oriented strategies which span different market capitalization segments in both U.S. and international markets. All of our investment strategies generally follow the same philosophy — we seek to make investments in good businesses at low prices. We construct concentrated portfolios of these businesses, which are selected through a rigorous, fundamental research process. Our investment decisions are not motivated by short-term results, nor are they aimed at closely tracking specific market benchmarks. Instead, we are focused on generating excess returns over the long term.

We have greatly expanded our client base in recent years. As of June 30, 2007, we managed separate accounts on behalf of over 375 institutions and high net worth individual investors and acted as sub-investment adviser for twelve SEC-registered mutual funds and ten offshore funds. In each of the past five years, we received significantly more new money to manage from clients than has been withdrawn from the firm.

This has supported our significant growth in assets under management, or AUM, from December 31, 2002 to June 30, 2007, as indicated below:

AUM
(in billions)

Assets at December 31, 2002	$3.1
Net Inflows	1.2
Appreciation	1.5

Assets at December 31, 2003	5.8
Net Inflows	3.2
Appreciation	1.7

Assets at December 31, 2004	10.7
Net Inflows	5.0
Appreciation	1.0

Assets at December 31, 2005	16.8
Net Inflows	6.8
Appreciation	3.8

Assets at December 31, 2006	27.3
Net Inflows	1.3
Appreciation	2.0

Assets at June 30, 2007(1)	$30.6

(1)	Figures may not add due to rounding.

As a people-driven business, our success depends on our entire team of 70 employees, including 23 employee members who collectively own 76.8% of our operating company. This group is led by our four-person Executive Committee, consisting of Richard S. Pzena, John P. Goetz, A. Rama Krishna and William L. Lipsey.

Our Competitive Strengths

We believe that the attractive performance of our investment strategies and our success in the asset management business is based on the following competitive strengths:

•	Focus on Investment Excellence. We recognize that we must achieve investment excellence in order to attain long-term business success. All of our business decisions, including the design of our investment process and our willingness to limit AUM in our investment strategies, are focused on producing attractive long-term investment results. According to eVestment Alliance, LLC, all five of our investment strategies that have a five-year track record ranked in the top half of their institutional peer groups as of June 30, 2007. Our four largest investment strategies, Large Cap Value, Value Service, Global Value and Small Cap Value, have outperformed their relevant benchmarks since their inception by 3.5%, 4.5%, 3.0% and 5.0%, respectively, on an annualized basis.

•	Consistency of Investment Process. We utilize the same disciplined, systematic investment process to construct and manage portfolios in each of our investment strategies. We believe that our institutional clients, and the consultants who advise them, recognize the benefits of this efficient process and, as a result, are generally receptive to the investment strategies we offer at an earlier stage in their development than otherwise is typical.

•	Diverse and High Quality Client Base. Through a combination of attractive investment performance, consistency in investment approach and a commitment to client service, we have developed a favorable reputation in the institutional investment community. This is evidenced by our strong relationships with consultants and the diversity and sophistication of our investors.

•	Talented Investment Professionals and a Team-Oriented Approach. The wide range of experiences of our investment professionals gives us unique perspectives while executing our in-depth, research-based decision-making process. To capitalize on the diversity of these backgrounds, we follow a team-oriented approach to making investment decisions, in which all of our investment professionals play a significant role.

•	Employee Retention. We have focused on building an environment that we believe is attractive to talented investment professionals. In the past five years, only one investment professional has left the firm. We believe we are well positioned to continue to attract and retain highly qualified investment professionals.

•	Culture of Ownership. We believe in significant ownership of our business by the key contributors to our success. We currently have 23 employee owners positioned within all functional areas of our firm. We believe this ownership model gives us a sense of shared purpose with our clients and their advisers.

Our Business Strategy

The key to our success is continued long-term investment performance. In conjunction with this, we believe the following strategies will enable us to continue to grow our business.

•	Capitalize on Growth Opportunities in Our International Value and Global Value Strategies. Among both institutional and retail investors, there has been increasing levels of investment in portfolios including non-U.S. equities. We believe that our International Value and Global Value investment strategies are well positioned to participate in this industry trend. Now that both of these strategies have recently completed three-year track records, an important prerequisite for consideration by many investors, we expect to participate more broadly in these industry-wide flows.

•	Employ Our Proven Process to Introduce New Products. We anticipate continuing to offer new investment strategies over time, on a measured basis, consistent with our past practice. We believe that we will be able to launch new products efficiently and successfully, utilizing our proven investment process.

•	Collaborate with Strong Distributors to Create Customized Products. Over the past several years, we have developed strong relationships with certain distributors who have packaged our investment strategies within their products. Most significant among these is our relationship with John Hancock Advisers. We currently sub-advise four mutual funds for John Hancock Advisers, which represented $9.9 billion of our AUM at June 30, 2007. Working closely with them, we have developed, and intend to continue to develop, new investment strategies which they believe will be well received by their clients.

•	Work with Our Strong Consultant Relationships. We have built strong relationships with the most important investment consulting firms in our industry. We believe that these relationships will assist us in introducing new investment strategies to key segments of the investing community.

•	Expand Our Non-U.S. Client Base. As part of the overall expansion of our business, we have increased our efforts to develop our non-U.S. client base. We expect to achieve considerable growth in this client base through our strong relationships with global consultants and by directly calling on the world’s largest institutional investors.

•	Leverage Our Value Investment Expertise to Selectively Develop Alternative Products. We intend to further capitalize on our investment expertise and our strong reputation by developing alternative strategies based upon our classic value investment approach.

Our Investment Process and Strategies

We identify investment opportunities by following a proprietary, research-driven process. In general, we only consider investments in companies in the relevant investment universe that are among the 20% least expensive, based on the ratio of their current stock price to our estimate of their normalized long-term earnings power. We systematically sell securities within our portfolios when their valuation reaches the fiftieth percentile of the relevant investment universe based on the same ranking system.

The following table indicates the annualized gross returns (which represents returns prior to the payment of advisory fees) and annualized net returns (which represents returns after the payment of advisory fees) of our seven largest investment strategies from their inception to June 30, 2007 relative to the performance of: (i) the market index which is most commonly used by our clients to compare the performance of the relevant investment strategy, and (ii) the S&P 500® Index, which is included for the limited purpose of providing a comparison to the broader equity market. As long-term investors, we believe that our investment approach yields the most benefit, and is best evaluated, over the long term.

	AUM at	Annualized Returns
Investment Strategy (Inception Date)	June 30, 2007	Inception to June 30, 2007(1)
	(in millions)

Large Cap Value (October 2000)	$19,139
Large Cap Value — Gross		12.1%
Large Cap Value — Net		11.6
Russell 1000® Value Index		8.6
S&P 500® Index		2.4

Value Service (January 1996)	$6,203
Value Service — Gross		16.5%
Value Service — Net		15.6
Russell 1000® Value Index		12.0
S&P 500® Index		9.9

Global Value (January 2004)	$2,121
Global Value — Gross		18.3%
Global Value — Net		17.2
MSCI WorldSM Index — Net/US$(2)		15.3
S&P 500® Index		11.0

Small Cap Value (January 1996)	$1,220
Small Cap Value — Gross		18.7%
Small Cap Value — Net		17.3
Russell 2000® Value Index		13.7
S&P 500® Index		9.9

Mid Cap Value (September 1998)	$624
Mid Cap Value — Gross		18.5%
Mid Cap Value — Net		17.7
Russell Mid Cap® Value Index		14.6
S&P 500® Index		6.9

All Cap Value (May 2001)	$587
All Cap Value — Gross		18.6%
All Cap Value — Net		17.4
Russell 3000® Value Index		9.4
S&P 500® Index		4.9

International Value (January 2004)	$558
International Value — Gross		19.5%
International Value — Net		18.3
MSCI EAFE® Index — Net/US$(2)		20.3
S&P 500® Index		11.0

(1)	The historical returns of these investment strategies are not necessarily indicative of their future performance or the performance of any of our other current or future investment strategies.

(2)	Net of applicable withholding taxes.

We understand that our ability to retain and grow assets is driven primarily by delivering attractive returns to our clients and, therefore, we prioritize investment performance over asset accumulation. As a result, we have and will close certain of our investment strategies to new investors if we believe it is necessary to preserve capacity to effectively implement our concentrated investment strategies for the benefit of existing clients.

Our Client Relationships and Distribution Approach

Strong client relationships are critical to the growth of our asset base and our overall business. In building these relationships, our efforts are focused on areas where we can efficiently access and service large pools of clients with our team of 15 dedicated marketing and client service professionals. In the institutional channel, we drive AUM growth through both direct marketing to institutions, and dialogue with the largest investment consultants. We have also developed mutual fund sub-investment advisory arrangements with prominent retail distribution platforms, including John Hancock Advisers in the United States and BNP Paribas Asset Management outside the United States. We selectively access the high net worth channel through relationships with highly respected wealth advisers, who utilize our investment strategies in investment programs they construct for their clients and, occasionally, through direct relationships.

Recent Developments

Although our financial statements for the three months ended September 30, 2007 are not yet available, the following information reflects our results based on currently available information.

As of September 30, 2007, our AUM was $28.9 billion. The $1.8 billion decline in our AUM from June 30, 2007 to September 30, 2007 was due to approximately $2.1 billion of market depreciation, which was partially offset by $0.4 billion of net inflows.

For the three months ended September 30, 2007, we expect our total revenue to be between $38.5 million and $40.5 million, our operating income to be between $27.0 million and $29.0 million, and our net income to be between $24.5 million and $26.5 million.

The Reorganization and Our Holding Company Structure

On May 8, 2007, we were incorporated in Delaware. Our business is presently conducted through Pzena Investment Management, LLC, which we refer to as our operating company, the current members of which consist of 23 of our current employees, two outside investors (one of whom has agreed to serve as one of our directors) and one former employee. Concurrently with the consummation of this offering, we will acquire approximately 9.5% of the outstanding membership units of Pzena Investment Management, LLC from its three non-employee members and these membership units will be reclassified as “Class A units.” If the underwriters exercise their option to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire newly issued membership units of Pzena Investment Management, LLC. We would own 10.8% of the total membership units of Pzena Investment Management, LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Immediately after our acquisition of these membership units from the three current non-employee members of Pzena Investment Management, LLC, our only material asset will be our ownership of approximately 9.5% of the total membership units of Pzena Investment Management, LLC (or 10.8% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and our only business will be acting as its sole managing member. Simultaneously, the remaining approximately 90.5% of the membership units of Pzena Investment Management, LLC (or 89.2% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) that will be held by 23 of our current employees and two outside investors will be reclassified as “Class B units.”

Class A and Class B units will have the same economic rights per unit. Accordingly, immediately after the consummation of the reorganization and this offering, the holders of our Class A common stock (through

us) and the holders of Class B units of Pzena Investment Management, LLC will hold approximately 9.5% and 90.5%, respectively, of the economic interests in our business (or 10.8% and 89.2%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

For each membership unit of Pzena Investment Management, LLC that is reclassified as a Class B unit in the reorganization, we will issue the holder one share of our Class B common stock, par value $0.000001 per share, in exchange for the payment of this par value. Each share of our Class B common stock will entitle its holder to five votes, until the first time that the number of shares of Class B common stock outstanding constitutes less than 20% of the number of all shares of our common stock outstanding. From this time and thereafter, each share of our Class B common stock will entitle its holder to one vote. Initially, the holders of Class B units will have 97.9% of the combined voting power of our common stock (or 97.6% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B unit is exchanged for a share of our Class A common stock or forfeited, a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us. Conversely, to the extent that we cause Pzena Investment Management, LLC to issue additional Class B units to our employees pursuant to the Pzena Investment Management, LLC 2006 Equity Incentive Plan, which we refer to as the PIM LLC 2006 Equity Incentive Plan, these additional holders of Class B units would be entitled to receive a corresponding number of shares of our Class B common stock (including if the Class B units awarded are subject to vesting) and, therefore, the voting power of our Class B stockholders would increase.

Concurrently with the consummation of this offering and the reorganization, all holders of our Class B common stock will enter into a stockholders’ agreement, pursuant to which they will agree to vote all shares of Class B common stock then held by them, and acquired in the future, together on all matters submitted to a vote of our common stockholders. Therefore, upon the closing of this offering, the Class B stockholders will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

The 6,111,774 shares of our Class A common stock that will be outstanding after this offering, 6,100,000 of which will be sold pursuant to this offering, 11,768 of which will be granted to our four non-employee directors under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan concurrently with this offering, and six shares issued in connection with our initial capitalization, will represent 100% of the rights of the holders of all classes of our capital stock to receive distributions, except that holders of our Class B common stock will have the right to receive the class’s par value upon our liquidation, dissolution or winding up.

Pursuant to the amended and restated operating agreement of Pzena Investment Management, LLC, each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.” Unvested Class B units will not be exchangeable until they have vested.

Pursuant to a resale and registration rights agreement that we will enter into with the holders of Class B units of Pzena Investment Management, LLC, we intend to file a shelf registration statement in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of these Class B units. See “The Reorganization and Our Holding Company Structure — Resale and Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares.

The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option). For more information, please see “The Reorganization and Our Holding Company Structure.”

(1)	The members of Pzena Investment Management, LLC, other than us, will consist of:

•	the four members of our Executive Committee, Messrs. Pzena, Goetz, Krishna and Lipsey, and their respective estate planning vehicles, who will collectively hold approximately 65.2% of the economic interests in us;

•	19 of our other employees, including our Chief Financial Officer, Wayne A. Palladino, who will collectively hold approximately 11.7% of the economic interests in us; and

•	the two original outside investors in Pzena Investment Management, LLC, who will collectively hold approximately 13.7% of the economic interests in us.

(2)	Each share of Class A common stock is entitled to one vote per share. Class A common stockholders will have 100% of the rights of all classes of our capital stock to receive distributions, except that Class B common stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(3)	Each share of Class B common stock is entitled to five votes per share for so long as the number of shares of Class B common stock outstanding represents at least 20% of all shares of common stock outstanding. Class B common stockholders will only have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(4)	We will hold 6,111,774 Class A units of Pzena Investment Management, LLC, which will represent the right to receive 9.5% of the distributions made by Pzena Investment Management, LLC.

(5)	The principals will collectively hold 57,937,910 Class B units of Pzena Investment Management, LLC, which will represent the right to receive 90.5% of the distributions made by Pzena Investment Management, LLC.

Our Corporate Information

As of June 30, 2007, we had 70 full-time employees, located in our headquarters office at 120 West 45th Street, New York, New York 10036. Our telephone number at that address is (212) 355-1600 and our website address is www.pzena.com.  Information contained on our website is not part of this prospectus.

The Offering

Class A common stock we are offering	6,100,000 shares of our Class A common stock.

Class A common stock to be outstanding immediately after this offering	6,111,774 shares of Class A common stock (or 7,026,774 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). If all holders of Class B units immediately after this offering and the reorganization were entitled, and they elected, to exchange them for shares of our Class A common stock, 64,049,684 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering	57,937,910 shares of our Class B common stock. Shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B units of Pzena Investment Management, LLC. When a Class B unit is exchanged for a share of our Class A common stock or forfeited, the corresponding share of our Class B common stock will automatically be redeemed by us. See “The Reorganization and Our Holding Company Structure.”

Use of Proceeds	We estimate that the net proceeds to us from the sale of Class A common stock offered by us will be approximately $92.6 million, or approximately $107.1 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase an aggregate of 6,100,000 membership units of Pzena Investment Management, LLC from its three current non-employee members and will not retain any of these proceeds. As a result, the purchase price for the membership units will be determined by the public offering price of our Class A common stock in this offering less the amount of offering expenses incurred by us. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we intend to use the additional approximately $14.5 million of net proceeds, based on an assumed initial public offering price of $17.00 per share (which is the midpoint of the price range set forth on the cover of this prospectus), to purchase newly issued membership units of Pzena Investment Management, LLC. Pzena Investment Management, LLC intends to use these proceeds, if any, for general corporate purposes, which may include providing funds to seed new investment strategies.

Voting Rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock will entitle its holder to five votes until the first time that the number of shares of our Class B common stock outstanding constitutes less than 20% of the number of all shares of our common stock outstanding. From this time and thereafter, each share of our Class B common stock will entitle its holder to one vote.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law.

Lock-Up	We and our directors and executive officers will enter into lock-up agreements with the underwriters pursuant to which we and these other persons may not, without the prior written approval of Goldman, Sachs & Co. and UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. See “Underwriting — No Sales of Similar Securities” for circumstances in which this 180-day period may be extended. The underwriters have advised us that: (i) they have no present intention or arrangement to release any securities subject to these lock-up agreements, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (iii) the release of any securities is subject to the sole discretion of the underwriters, which would be exercised on a case by case basis.

Class B Unit Exchange and Registration Rights	Pursuant to the amended and restated operating agreement of Pzena Investment Management, LLC, each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.” Unvested Class B units will not be exchangeable until vested.

Pursuant to a registration rights agreement that we will enter into with the holders of Class B units, we will agree to use our best efforts to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units as soon as practicable after we become eligible to file a registration statement on Form S-3, which we expect to be one year after the consummation of this offering, and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter. See “The Reorganization and Our Holding Company Structure — Resale and Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Dividend Policy	Following this offering and subject to legally available funds, we intend to pay a cash quarterly dividend initially equal to $0.11 per share of our Class A common stock commencing with the fourth quarter of 2007. However, there is no assurance that sufficient cash will be available to pay such cash dividends.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account our actual future earnings, cash flow and capital requirements and the amount of distributions to us from Pzena Investment Management, LLC. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see “Dividend Policy.”

We will be a holding company and will have no material assets other than our ownership of Class A units of Pzena Investment Management, LLC. We intend to cause Pzena Investment Management, LLC to make distributions to us in an amount sufficient to cover dividends, if any, declared by us. If Pzena Investment Management, LLC makes such distributions, the holders of Class B units will be entitled to receive equivalent distributions on a pro rata basis.

Risk Factors	You should read “Risk Factors” for a discussion of the factors to consider carefully before deciding to purchase any shares of our Class A common stock.

New York Stock Exchange Symbol	“PZN.”

Unless otherwise noted, the number of shares of Class A common stock outstanding after this offering and other information based thereon in this prospectus excludes:

•	915,000 shares of Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares and the corresponding number of Class B units that we would acquire with the net proceeds therefrom;

•	57,937,910 shares of Class A common stock reserved for issuance upon exchange of the Class B units that will be outstanding immediately after this offering;

•	10,113,996 shares of Class A common stock issuable upon exchange of the corresponding number of Class B units reserved for issuance under the PIM LLC 2006 Equity Incentive Plan upon the exercise of options to acquire 508,310 Class B units that have been granted as of the date of this prospectus and for any additional options to acquire Class B units or other Class B unit-based awards; and

•	628,611 shares of Class A common stock reserved for issuance under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan, which we refer to as our 2007 Equity Incentive Plan.

Unless otherwise noted, all information in this prospectus assumes that shares of our Class A common stock will be sold at $17.00 per share (the midpoint of the price range on the cover of this prospectus).

Summary Selected Historical Consolidated and Pro Forma Financial Data

The tables on the following page set forth summary selected historical consolidated financial data of Pzena Investment Management, LLC, and unaudited pro forma financial information of Pzena Investment Management, Inc., as of the dates and for the periods indicated. The summary selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from Pzena Investment Management, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the three and six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from Pzena Investment Management, LLC’s unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods and as of the dates presented therein. Our results for the three and six months ended June 30, 2006 and 2007 are not necessarily indicative of our results for a full fiscal year.

The following unaudited pro forma consolidated financial information presents the consolidated results of operations and financial condition of Pzena Investment Management, Inc. assuming that all of the transactions described in the five bullet points below had been completed as of January 1, 2006 with respect to the unaudited pro forma consolidated statements of operations data for the year ended December 31, 2006, and with respect to the unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2007, and as of June 30, 2007 with respect to the unaudited pro forma consolidated statement of financial condition data as of June 30, 2007. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Pzena Investment Management, LLC. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments principally give effect to the following transactions:

•	our operating company’s incurrence of $60.0 million of indebtedness and the payment of a one-time distribution of $60.0 million, in the aggregate, to its members on July 23, 2007;

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure, including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from two outside investors and one former employee to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of March 31, 2007, to eliminate its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007, such that they became fully vested as of that date; and

•	the sale of 6,100,000 shares of our Class A common stock in this offering at an assumed offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses payable by us, to purchase 6,100,000 membership units of Pzena Investment Management, LLC from two outside investors and one former employee.

You should read the following summary selected historical consolidated financial data of Pzena Investment Management, LLC and the unaudited pro forma financial information of Pzena Investment Management, Inc. together with “The Reorganization and Our Holding Company Structure”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.

								Unaudited Pro Forma
	Historical							Pzena Investment
	Pzena Investment Management, LLC							Management, Inc.
				Unaudited		Unaudited		For the Year	For the
	For the Year Ended			For the Three Months		For the Six Months		Ended	Six Months
	December 31,			Ended June 30,		Ended June 30,		December 31,	Ended
	2004	2005	2006	2006	2007	2006	2007	2006	June 30, 2007
	(in thousands, except share and per share data)

Statement of Operations Data:
REVENUE
Management Fees	$46,954	$75,003	$113,984	$27,163	$36,840	$51,810	$72,138	$113,984	$72,138
Incentive Fees	4,942	3,593	1,103	0	0	0	0	1,103	0

Total Revenue	51,896	78,596	115,087	27,163	36,840	51,810	72,138	115,087	72,138

EXPENSES
Cash Compensation and Benefits	18,837	23,832	34,830	8,773	8,533	17,218	17,432	34,830	17,432
Distributions on Compensatory Units	6,865	10,147	17,857	7,057	0	14,566	12,087	0	0
Change in Redemption Value of Compensatory Units	3,225	7,306	20,411	3,518	0	5,414	15,969	0	0
Change from Formula to Fair Value Plan for Compensatory Units	—	—	232,534	0	0	0	0	0	0
Acceleration of Vesting of Compensatory Units	—	—	—	0	0	0	64,968	0	0
Other Non-Cash Compensation	—	—	—	0	49	0	1,950	0	0

Total Compensation and Benefits Expense	28,927	41,285	305,632	19,348	8,582	37,198	112,406	34,830	17,432
General and Administrative Expenses	4,919	5,734	8,380	1,928	2,540	3,568	4,629	8,380	4,629

TOTAL OPERATING EXPENSES	33,846	47,019	314,012	21,276	11,122	40,766	117,035	43,210	22,061

Operating Income (Loss)	18,050	31,577	(198,925)	5,887	25,718	11,044	(44,897)	71,877	50,077
Other Income (Loss)	3,170	2,661	6,114	(320)	1,726	1,022	1,961	2,250	29

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	21,220	34,238	(192,811)	5,567	27,444	12,066	(42,936)	74,127	50,106
Provision for Income Taxes	1,765	2,704	3,941	1,263	1,478	2,014	2,607	6,625	4,480
Minority and Non-Controlling Interests	3	67	1,997	(137)	646	603	637	63,848	43,117

Income (Loss) Before Interest on Mandatorily Redeemable Units	19,452	31,467	(198,749)	4,441	25,320	9,449	(46,180)	3,654	2,509
Less: Interest on Mandatorily Redeemable Units	19,452	60,136	516,708	18,893	0	35,437	16,575	0	0

NET INCOME (LOSS)	$0	$(28,669)	$(715,457)	$(14,452)	$25,320	$(25,988)	$(62,755)	$3,654	$2,509

Per Share Data:
Basic and Diluted Net Income Per Share								$0.60	$0.41
Weighted Average Shares Used in Basic and Diluted
Net Income Per Share(1)								6,111,774	6,111,774

(1)	Pro forma basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the 6,100,000 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 915,000 shares of Class A common stock to cover over-allotments), plus an aggregate of 11,768 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering, and six shares issued in connection with our initial capitalization, assuming that these 6,111,774 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 57,937,910 Class B units of our operating company that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

	As of December 31,		As of June 30, 2007
	2005	2006	Historical	Pro Forma
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and Cash Equivalents	$4,969	$30,920	$10,011	$10,592
TOTAL ASSETS	48,968	89,746	71,645	138,567

Capital Units Subject to Mandatory Redemption	49,729	533,553	—	—
TOTAL LIABILITIES	66,672	806,313	14,430	131,089
Minority and Non-Controlling Interests	1,965	13,399	14,190	14,190
MEMBERS’ EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	$(19,669)	$(729,966)	$43,025	$(6,712)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related To Our Business

We depend on Richard S. Pzena, John P. Goetz, A. Rama Krishna and William L. Lipsey and the loss of the services of any of them could have a material adverse effect on us.

The success of our business depends on the participation of Richard S. Pzena, John P. Goetz, A. Rama Krishna and William L. Lipsey, whom we collectively refer to as our managing principals. Their professional reputations, expertise in investing and relationships with our clients and within the investing community in the U.S. and abroad, are critical elements to executing our business strategy and attracting and retaining clients. Accordingly, the retention of our managing principals is crucial to our future success. There is no guarantee that they will not resign, join our competitors or form a competing company. The terms of the amended and restated operating agreement of Pzena Investment Management, LLC restrict each of our managing principals from competing with us or soliciting our clients or other employees during the term of their employment with us and for three years thereafter and the penalty for their breach of these restrictive covenants will be the forfeiture of a number of Class B units held by the managing principal that is equal to 50% of the number of membership units collectively held by the managing principal and his permitted transferees as of the earlier of the date of his breach or the termination of his employment, unless our board of directors, in its sole discretion, determines otherwise. Although we would also seek specific performance of these restrictive covenants, there can be no assurance that we would be successful in obtaining this relief. Further, after this post-employment three-year period, we will not be able to prohibit them from competing with us or soliciting our clients or employees. If any of our managing principals were to join a competitor or form a competing company, some of our current clients or other prominent members of the investing community could choose to invest with that competitor rather than us. Furthermore, we do not intend to carry any “key man” insurance that would provide us with proceeds in the event of the death or disability of any of our managing principals. The loss of the services of any of our managing principals could have a material adverse effect on our business and could impact our future performance.

If our investment strategies perform poorly, we could lose clients or suffer a decline in asset under management which would impair our earnings.

The performance of our investment strategies is one of the most important factors in retaining clients and AUM and competing for new business. If our investment strategies perform poorly, it could impair our earnings because:

•	our existing clients might withdraw their funds from our investment strategies, which would cause the level of our advisory fees to decline;

•	the level of the performance-based fees paid by certain of our clients, which provides us with a percentage of returns if our investment strategies outperform certain agreed upon benchmarks, would decline;

•	third-party financial intermediaries, advisers or consultants may rate our investment products poorly, which may lead our existing clients to withdraw funds from our investment strategies or to the reduction of asset inflows from these third parties or their clients; or

•	the mutual funds and other investment funds that we sub-advise may decide not to renew or to terminate the agreements pursuant to which we sub-advise them and we may not be able to replace these relationships.

Our sub-investment advisory relationships with mutual funds advised by John Hancock Advisers represent a significant source of our revenues, and the termination of these relationships would impair our revenues and earnings.

We currently act as a sub-investment adviser to the John Hancock Classic Value Fund, the John Hancock Classic Value Fund II, the John Hancock International Classic Value Fund and the John Hancock Classic Value Mega Cap Fund, each of which are SEC-registered mutual funds advised by John Hancock Advisers. Our sub-investment advisory relationships with these four mutual funds represented, in the aggregate, 32.4% of our AUM at June 30, 2007. For the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, approximately 8%, 14%, 20%, 19% and 22%, respectively, of our total revenue was generated from these relationships. Our sub-investment advisory agreement with the John Hancock Classic Value Fund represented all, or substantially all, of this revenue during these periods. There can be no assurance that our agreements with respect to any of these four mutual funds will remain in place. In addition, these agreements would terminate automatically in the event that the investment management agreement between John Hancock Advisers and each individual fund is assigned or terminated. Such a termination of our sub-investment advisory agreements would significantly reduce our revenues and we may not be able to establish relationships with other mutual funds’ investment advisers and/or significant institutional separate accounts in order to replace the lost revenues.

Because our clients can reduce the amount of assets we manage for them, or terminate our agreements with them, on short notice, we may experience unexpected declines in revenue and profitability.

Our investment advisory and sub-investment advisory agreements are generally terminable upon short notice. Our sub-investment advisory agreements with twelve SEC-registered mutual funds, such as the four mutual funds advised by John Hancock Advisers, each have an initial two-year term and are subject to annual renewal by the fund’s board of directors pursuant to the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Five of these twelve sub-investment advisory agreements are beyond their initial two-year term, including the agreement for the John Hancock Classic Value Fund. Institutional and individual clients, and the funds with which we have sub-investment advisory agreements, can terminate their relationships with us, or reduce the aggregate amount of AUM, for a number of reasons, including investment performance, changes in prevailing interest rates, and financial market performance, or to shift their funds to competitors who may charge lower advisory fee rates, or for no stated reason. Poor performance relative to that of other investment management firms tends to result in decreased investments in our investment strategies, increased withdrawals from our investment strategies and the loss of institutional or individual accounts or sub-investment advisory relationships. In addition, the ability to terminate relationships may allow clients to renegotiate for lower fees paid for asset management services. If our investment advisory agreements are terminated, or our clients reduce the amount of assets under our management, either of which may occur on short notice, we may experience unexpected declines in revenue and profitability.

Difficult market conditions can adversely affect our business by reducing the market value of the assets we manage or causing our clients to withdraw funds.

Our business would be expected to generate lower revenue in a declining stock market or general economic downturn. Under our advisory fee arrangements, the fees we receive typically are based on the market value of our AUM. Accordingly, a decline in the prices of securities held in our clients’ portfolios would be expected to cause our revenue and net income to decline by:

•	causing the value of our AUM to decline, which would result in lower advisory fees, or

•	causing some of our clients to withdraw funds from our investment strategies in favor of investments they perceive as offering greater opportunity or lower risk, which also would result in lower advisory fees.

If our revenue declines without a commensurate reduction in our expenses, our net income will be reduced. Accordingly, difficult market conditions could materially adversely affect our results of operations.

Our ability to retain our senior investment professionals and attract additional qualified investment professionals is critical to our success.

Our success depends on our ability to retain the senior members of our investment team and to recruit additional qualified investment professionals. However, we may not be successful in our efforts to retain them, as the market for investment professionals is extremely competitive. Our portfolio managers possess substantial experience and expertise in investing and, in particular, our classic value investment approach, which requires significant qualitative judgments as to the future earnings power of currently underperforming businesses. Our portfolio managers also have significant relationships with our clients. Accordingly, the loss of any one of our senior investment professionals could limit our ability to successfully execute our classic value investment approach and, therefore, sustain the performance of our investment strategies, which, in turn, could have a material adverse effect on our results of operations.

The substantial growth of our business in the past five years may be difficult to sustain as it may place significant demands on our resources and employees and may increase our expenses.

Our AUM have grown from approximately $3.1 billion as of December 31, 2002 to $30.6 billion as of June 30, 2007. This substantial growth in our business has placed, and if it continues, will continue to place, significant demands on our infrastructure, our investment team and other employees, and may increase our expenses. In addition, we are required to continuously develop our infrastructure in response to the increasing sophistication of the investment management market, as well as due to legal and regulatory developments.

The future growth of our business will depend, among other things, on our ability to maintain an infrastructure and staffing levels sufficient to address its growth and may require us to incur significant additional expenses and commit additional senior management and operational resources. We may face significant challenges in maintaining adequate financial and operational controls, implementing new or updated information and financial systems and procedures and training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis. In addition, our efforts to retain or attract qualified investment professionals may result in significant additional expenses. There can be no assurance that we will be able to manage our growing business effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

The investment management business is intensely competitive.

Competition in the investment management business is based on a variety of factors, including:

•	investment performance;

•	investor perception of an investment manager’s drive, focus and alignment of interest with them;

•	quality of service provided to, and duration of relationships with, clients;

•	business reputation; and

•	level of fees charged for services.

We compete in all aspects of our business with a large number of investment management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. Our competitive risks are heightened by the fact that some of our competitors may invest according to different investment styles or in alternative asset classes which the markets may perceive as more attractive than our investment approach in the public equity markets. If we are unable to compete effectively, our earnings and revenues could be reduced, and our business could be materially adversely affected.

Reductions in business sourced through third-party distribution channels, or their poor reviews of us or our products, could materially reduce our revenue and ability to attract new clients.

New accounts sourced through consultant-led searches have been a large driver of the growth of our AUM in each of the past five years and are expected to be a major component of our future growth. In addition, we have established relationships with certain mutual fund providers, most significantly John Hancock Advisers, who have offered us opportunities to access new market segments through sub-investment advisory roles. We have also accessed the high-net-worth segment of the investing community through relationships with well respected wealth advisers who utilize our investment strategies in investment programs they construct for their clients. If we fail to successfully maintain these third-party distribution and sub-investment advisory relationships, our business could be materially adversely affected. In addition, many of these parties review and evaluate our products and our organization. Poor reviews or evaluations of either the particular product or of us may result in client withdrawals or may impact our ability to attract new assets through such intermediaries.

A change of control of us could result in termination of our sub-investment advisory and investment advisory agreements.

Pursuant to the Investment Company Act, each of the sub-investment advisory agreements for the SEC-registered mutual funds that we sub-advise automatically terminates upon its deemed “assignment” and a fund’s board and shareholders must approve a new agreement in order for us to continue to act as its sub-investment adviser. In addition, pursuant to the Investment Advisers Act of 1940, as amended, which we refer to as the Investment Advisers Act, each of our investment advisory agreements for the separate accounts we manage may not be “assigned” without the consent of the client. A sale of a controlling block of our voting securities and certain other transactions would be deemed an “assignment” pursuant to both the Investment Company Act and the Investment Advisers Act. Such an assignment may be deemed to occur in the event that the holders of the Class B units of Pzena Investment Management, LLC exchange enough of their Class B units for shares of our Class A common stock such that they no longer own a controlling interest in us. If such a deemed assignment occurs, there can be no assurance that we will be able to obtain the necessary consents from clients whose funds are managed pursuant to separate accounts or the necessary approvals from the boards and shareholders of the SEC-registered funds that we sub-advise. An assignment, actual or constructive, would trigger these termination and consent provisions and, unless the necessary approvals and consents are obtained, could adversely affect our ability to continue managing client accounts, resulting in the loss of AUM and a corresponding loss of revenue.

Our failure to comply with guidelines set by our clients could result in damage awards against us and a loss of AUM, either of which would cause our earnings to decline or affect our ability to remain in business.

As an investment adviser, we have a fiduciary duty to our clients. When clients retain us to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in losses to a client account that the client could seek to recover from us and could result in the client withdrawing its assets from our management or terminating our investment advisory agreement with them. Any of these events could cause our earnings to decline or affect our ability to remain in business.

Extensive regulation of our business limits our activities and exposes us to the potential for significant penalties, including fines or limitations on our ability to conduct our business.

We are subject to extensive regulation of our investment management business and operations. As a registered investment adviser, the SEC oversees our activities pursuant to its regulatory authority under the Investment Advisers Act. In addition, we must comply with certain requirements under the Investment Company Act with respect to the SEC-registered funds for which we act as sub-investment adviser. We are also subject to regulation by the Department of Labor under the Employee Retirement Income Security Act of 1974, or ERISA. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular businesses. A failure to comply with the obligations imposed by the Investment Advisers Act on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in investigations, sanctions and reputational damage. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation, result in withdrawal by our clients from our investment strategies and impede our ability to retain clients and develop new client relationships, which may reduce our revenues.

We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us, and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

In addition, the regulatory environment in which we operate is subject to modifications and further regulation. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes. For investment management firms in general, there have been a number of highly publicized regulatory inquiries that focus on the mutual fund industry. These inquiries already have resulted in increased scrutiny in the industry and new rules and regulations for mutual funds and their investment managers. This regulatory scrutiny may limit our ability to engage in certain activities.

Specific regulatory changes also may have a direct impact on our revenue. In addition to regulatory scrutiny and potential fines and sanctions, regulators continue to examine different aspects of the asset management industry. New regulation regarding the annual approval process for mutual fund sub-investment advisory agreements may result in the reduction of fees or possible terminations of these agreements. These regulatory changes and other proposed or potential changes may result in a reduction of revenue associated with these activities.

Operational risks may disrupt our business, result in losses or limit our growth.

We rely heavily on our financial, accounting, trading, compliance and other data processing systems. Any failure or interruption of these systems, whether caused by fire, other natural disaster, power or telecommunications failure, act of terrorism or war or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand these capabilities in the future to avoid disruption of, or constraints on, our operations.

Furthermore, we depend on our headquarters in New York City for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our business, or directly affecting our headquarters, may have a material adverse impact on our ability to continue to operate our business without interruption. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses.

The investment management industry faces substantial litigation risks which could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

We depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. We make investment decisions on behalf of our clients which could result in substantial losses to them. In order for our classic value investment strategies to yield attractive returns, we expect to have to hold securities for multi-year periods and, therefore, our investment strategies may not perform well in the short term. If our clients suffer significant losses, or are otherwise dissatisfied with our services, we could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation. Substantial legal liability or significant regulatory action against us could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us.

Our management and our independent auditors have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in a material misstatement of our financial statements and our management’s inability to report that our internal controls are effective for 2008 and thereafter, as required by the Sarbanes-Oxley Act of 2002, either of which could cause investors to lose confidence in our reported financial information or our Class A common stock to lose value.

We are not yet required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or to make an assessment of the effectiveness of our internal control over financial reporting. Further, our independent auditors have not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. However, they have informed us that they have identified material weaknesses in our internal control over financial reporting for complex and non-routine transactions, as well as inadequate internal review.

The material weaknesses relate to errors in our accounting for stock-based compensation, liabilities associated with our existing membership units, and the consolidation of investment partnerships in our consolidated financial statements. The errors occurred as a result of not having sufficient access to accounting resources with technical accounting expertise to analyze complex and non-routine transactions, as well as inadequate internal review. We have corrected these errors and believe that our audited and unaudited interim consolidated financial statements present the proper treatment for the complex and non-routine transactions identified by our independent auditors.

In order to improve the effectiveness of our internal control over financial reporting for complex and non-routine transactions, we have taken the following remedial measures:

•	We have appointed Wayne A. Palladino, who has twelve years of public company reporting experience, as our chief financial officer.

•	We have engaged a major public accounting firm to advise us on the accounting for complex and non-routine transactions.

•	We have engaged an external compliance consulting firm to advise us on improving our internal controls and systems in general, and in order to become compliant with Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, we are in the process of strengthening our internal accounting and finance staff to satisfy our financial reporting obligations as a public company.

The existence of material weaknesses in internal control over financing reporting is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period. The process of designing and implementing effective internal controls requires us to continually expend significant resources in order to establish and maintain a system of internal controls that satisfies our financial reporting obligations as a public company. We cannot assure you that the measures we have taken, or intend to take in the future, will remediate the material weaknesses noted by our independent auditors, or that we will be able to implement and maintain adequate internal control over our financial reporting in the future. In addition, we cannot assure you that additional material weaknesses, or significant deficiencies in our internal control over financial reporting, will not be discovered in the future. If we fail to develop and maintain effective controls and procedures, we may be unable to provide required financial information in a timely and reliable manner, or otherwise comply with the standards applicable to us as a public company, and our management may not be able to report that our internal control over financial reporting is effective for the year ending December 31, 2008, as would be required by Section 404 of the Sarbanes-Oxley Act of 2002, or thereafter. If our management is not able to do so, our independent auditors would not be able to certify that our internal controls are effective. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC, or violations of the NYSE listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if our independent auditors report any additional material weakness or significant deficiencies in our internal control over financial reporting. This could lead to a decline in the price of our Class A common stock.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming.

As a public company, we will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the NYSE. Compliance with these requirements will increase our legal and accounting compliance costs and place significant additional demands on our accounting and finance staff and on our accounting, financial and information systems. As described above, we will need to hire additional accounting and finance staff with appropriate public company financial reporting experience and technical accounting knowledge, which will increase our compensation expense.

As described above, our management will be required to conduct an annual assessment of the effectiveness of our internal controls over financial reporting and include a report on our internal controls in our annual reports on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we will be required to have our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2008. We will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of the Sarbanes-Oxley Act of 2002, including increased auditing and legal fees and costs associated with hiring additional accounting, internal audit, information technology, compliance and administrative staff.

The historical consolidated and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future financial results after the reorganization and as a public company.

The historical consolidated financial information included in this prospectus may not be indicative of our future financial results after the reorganization and as a public company. Our AUM have increased almost tenfold in the past five years. However, a number of the investment strategies which resulted in this significant growth, including our Large Cap Value strategy, have been closed both to new investors and to additional funds. Although we have recently re-opened the Large Cap Value, Value Service, Small Cap Value, Mid Cap Value and All Cap Value strategies, we may close these strategies again at any time. We do not expect our AUM or revenue to grow at the same rate as they have grown in the past five years. In addition, the historical consolidated financial information included in this prospectus does not reflect the added costs that we expect to incur as a public company or the changes that will occur in our capital structure and operations in connection with our reorganization. For example, because we operated through a limited liability company prior to this offering and paid little or no taxes on our profits, our historical consolidated financial information does not reflect the tax impact of our adoption of a corporate holding company structure.

In preparing our unaudited pro forma financial information for the periods prior to this offering, we adjusted our historical financial information for the transactions described in “The Reorganization and Our Holding Company Structure.”  The estimates we used in this unaudited pro forma financial information are not intended to approximate our actual experience as a public company or be indicative in any way of our future performance. The results of future periods may be materially different than those of the past as a result of:

•	the impact of the reorganization, in relation to our size, during the pro forma periods;

•	future performance of our investment strategies, which differs from the historical performance reflected in the unaudited pro forma financial information; and

•	the pace of growth of our business in the future, including the formation of new investment strategies, which differs from the historical growth reflected in the unaudited pro forma financial information.

See “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements included elsewhere in this prospectus.

An increase in our borrowing costs may adversely affect our earnings and liquidity.

On July 23, 2007, our operating company borrowed $60.0 million pursuant to a three-year term loan facility, the proceeds of which were used to finance a special one-time distribution to the members of our operating company as of that date. Concurrently, our operating company also obtained a $20.0 million revolving credit facility, which will expire on July 23, 2010, to finance our short-term working capital needs. As these facilities mature, we will be required to either refinance them by entering into new facilities, which could result in higher borrowing costs, or issuing equity, which would dilute existing shareholders. Our operating company could also repay them by using cash on hand or cash from the sale of our assets. No assurance can be given that we or our operating company will be able to enter into new facilities, or issue equity in the future, on attractive terms, or at all.

These facilities consist of floating-rate obligations based on the London Interbank Offering Rate, or LIBOR, and the interest expense we incur will vary with changes in the applicable LIBOR reference rate. As a result, an increase in short-term interest rates will increase our interest costs, which may adversely affect our earnings and liquidity.

Risks Related to Our Investment Strategies

Our results of operations depend on the performance of our investment strategies. Poor performance of our investment strategies will reduce or minimize the value of our assets under management on which our advisory fees are based. As advisory fees comprise all of our operating revenues, poor performance of our investment strategies will have a material adverse impact on our results of operations. In addition, poor performance will make it difficult for us to retain or attract clients and to grow our business. The performance of our strategies is subject to some or all of the following risks.

Our classic value investments in concentrated portfolios subjects the performance of our investment strategies to the risk that the companies in which we invest may not achieve the level of earnings recovery that we initially expect, or at all.

We generally invest in companies after they have experienced a shortfall in their historic earnings, due to an adverse business development, management error, accounting scandal or other disruption, and before there is clear evidence of earnings recovery or business momentum. While very few investors are willing to invest when companies lack earnings visibility, our classic value investment approach seeks to capture the return that can be obtained by investing in a company before the market has a level of confidence in its ability to achieve earnings recovery. However, our investment approach entails the risk that the companies included in our portfolios are not able to execute the turnaround that we had expected when we originally invested in them, thereby reducing the performance of our strategies. Our strategy of constructing concentrated portfolios, generally ranging from 30 to 60 holdings, of companies underperforming their historical earnings power, is subject to a higher risk of underperformance relative to benchmarks than the investment approaches of some of our competitors. Further, since our positions in these investments are often substantial, there is the risk that we may be unable to find willing purchasers for our investments when we decide to sell them.

Our investment strategies may not obtain attractive returns in the short term or during certain market periods.

Our products are best suited for investors with long-term investment horizons. In order for our classic value investment approach to yield attractive returns, we must typically hold securities for an average of over three years. Therefore, our investment strategies may not perform well during short periods of time. In addition, our strategies may not perform well during points in the economic cycle when value-oriented stocks are relatively less attractive. For instance, during the late stages of an economic cycle, investors may purchase relatively expensive stocks in order to obtain access to above average growth, as was the case in the late 1990s. Value-oriented strategies may also experience weakness during periods when the markets are focused on one investment thesis or sector. For example, in the past two years, the markets have deemed many businesses producing commodities and basic materials to be sound investments, regardless of their prices, based on the thesis that the rapid growth of such large economies as China and India means that there will be constant shortfalls in the supply of the goods produced by these companies. We would not invest in these companies if their stocks were not inexpensively priced, thus foregoing potentially attractive returns during the periods when these companies’ stock prices are continuing to advance.

Our investment approach may underperform other investment approaches, which may result in significant withdrawals of client assets or client departures or a reduction in our AUM.

Even when securities prices are rising generally, portfolio performance can be affected by our investment approach. We employ a classic value investment approach in all of our investment strategies. This investment approach has outperformed the market in some economic and market environments and underperformed it in others. In particular, a prolonged period in which the growth style of investing outperforms the value style may cause our investment strategy to go out of favor with some clients, consultants or third-party intermediaries. Poor performance relative to peers, coupled with changes in personnel, extensive periods in particular market environments or other difficulties may result in significant withdrawals of client assets, client departures or a reduction in our AUM.

Our investment process requires us to conduct extensive fundamental research on any company before investing in it, which may result in missed investment opportunities and reduce the performance of our investment strategies.

We take a considerable amount of time to complete the in-depth research projects that our investment process requires before adding any security to our portfolio. Our process requires that we take this time in order to understand the company and the business well enough to make an informed decision as to whether we are willing to own a significant position in a company whose current earnings are below its historic norms and that does not yet have earnings visibility. However, the time we take to make this judgment may cause us to miss the opportunity to invest in a company that has a sharp and rapid earnings recovery. Any such missed investment opportunities could adversely impact the performance of our investment strategies.

Our Global Value and International Value investment strategies consist primarily of investments in the securities of issuers located outside of the United States, which may involve foreign currency exchange, political, social and economic uncertainties and risks.

Our Global Value and International Value investment strategies, which together represented $2.7 billion of our AUM as of June 30, 2007, and are expected to comprise a larger portion of our AUM in the future, are primarily invested in securities of companies located outside the United States. Fluctuations in foreign currency exchange rates could negatively impact the portfolios of our clients who are invested in these strategies. In addition, foreign currency fluctuations may affect the levels of our AUM from one reporting period to another. An increase in the value of the U.S. dollar relative to non-U.S. currencies may result in a decrease in the dollar value of our AUM, which, in turn, would result in lower U.S.-dollar denominated revenue. We do not currently engage in any hedging activities for these portfolios and continue to market these products as unhedged.

Investments in non-U.S. issuers may also be affected by political, social and economic uncertainty affecting a country or region in which we are invested. Many non-U.S. financial markets are not as developed, or as efficient, as the U.S. financial market, and, as a result, liquidity may be reduced and price volatility may be higher. The legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information in respect of such companies. These risks could adversely impact the performance of our strategies that are invested in securities of non-U.S. issuers.

The historical returns of our existing investment strategies may not be indicative of their future results or of our investment strategies under incubation.

We have presented the historical returns of our existing investment strategies under “Business — Our Investment Performance.”  The historical returns of our strategies should not be considered indicative of the future results that should be expected from these strategies or from any other strategies that we may be incubating or developing. Our products’ returns have benefited from investment opportunities and general economic and market conditions that may not repeat themselves, and there can be no assurance that our current or future strategies will be able to avail themselves to profitable investment opportunities.

Risks Related to Our Structure

Our only material asset after completion of the reorganization and this offering will be our interest in Pzena Investment Management, LLC, and we are accordingly dependent upon distributions from Pzena Investment Management, LLC to pay taxes and other expenses.

We will be a holding company and will have no material assets other than our ownership of Class A units of Pzena Investment Management, LLC. We will have no independent means of generating revenue. Pzena Investment Management, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its taxable income will be allocated to its members, including us, pro rata according to the number of membership units each owns. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of Pzena Investment Management, LLC and also will incur expenses related to our operations. We intend to cause Pzena Investment Management, LLC to distribute cash to its members in an amount at least equal to that necessary to cover their tax liabilities, if any, with respect to the earnings of Pzena Investment Management, LLC. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and Pzena Investment Management, LLC is restricted from making distributions to us under applicable laws or regulations or does not have sufficient earnings to make these distributions, we may have to borrow funds to meet these obligations and run our business and, thus, our liquidity and financial condition could be materially adversely affected.

We will be required to pay holders of Class B units most of the tax benefit of any depreciation or amortization deductions we may claim as a result of the tax basis step up we receive in connection with the reorganization and future exchanges of Class B units.

In connection with the reorganization, we will use the net proceeds of this offering to purchase membership units of Pzena Investment Management, LLC from its three current non-employee members. This purchase and any subsequent exchanges of Class B units for shares of our Class A common stock are expected to result in increases in our share of the tax basis in the tangible and intangible assets of Pzena Investment Management, LLC that otherwise would not have been available. These increases in tax basis are expected to reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service, or IRS, might challenge all or part of this tax basis increase, and a court might sustain such a challenge.

We intend to enter into a tax receivable agreement with each of the current members of Pzena Investment Management, LLC and any future holder of Class B units, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of these increases in tax basis. The actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable. We expect that, as a result of the size and increases in our share of the tax basis in the tangible and intangible assets of Pzena Investment Management, LLC attributable to our interest therein, the payments that we may make to these members likely will be substantial.

Were the IRS to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our cash tax savings.

Risks Related to Our Class A Common Stock

An active trading market may not develop for shares of our Class A common stock, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares of Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock, or result in fluctuations in the price or trading volume of our Class A common stock, include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our Class A common stock after this offering;

•	additions or departures of our managing principals and other key personnel;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	actions by stockholders;

•	changes in market valuations of similar companies;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting our business, or enforcement of these laws and regulations, or announcements relating to these matters;

•	adverse publicity about the asset management industry, generally, or individual scandals, specifically; and

•	general market and economic conditions.

The market price of our Class A common stock could decline due to the large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B units.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Class B units, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

We will agree with the underwriters not to issue, sell, otherwise dispose of or hedge any shares of our Class A common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. and UBS Securities LLC. Our directors and executive officers will execute similar 180-day lock-up agreements with the underwriters. Goldman, Sachs & Co. and UBS Securities LLC may, at any time, release us and/or any of our directors or executive officers from this lock-up agreement and allow us to sell shares of our Class A common stock within this 180-day period. In addition, we and our directors and executive officers will be able to freely sell shares of Class A common stock thereafter.

Upon completion of this offering, approximately 57,937,910 Class B units of Pzena Investment Management, LLC will be outstanding and options to acquire 508,310 Class B units will be exercisable. Each Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.”  Pursuant to a resale and registration rights agreement that we will enter into with the holders of Class B units, we will agree to use our best efforts to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units as soon as practicable after we become eligible to file a registration statement on Form S-3, which we expect to be one year after the consummation of this offering, and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter.

We will agree to allow all holders of Class B units to exchange a number of vested Class B units up to 15% of the number of vested and unvested Class B units that they hold as of January 1st of the year in which this Form S-3 registration statement is first declared effective, and sell the shares of Class A common stock issued upon exchange in a public offering that will occur prior to the second anniversary of this offering, at a time and in a manner specified by us. If all holders of Class B units immediately after this offering and the reorganization exercised their rights to exchange 15% of their Class B units and resell the shares of Class A common stock issuable upon exchange in the first year that they are eligible to do so, approximately 8,690,687 shares of Class A common stock would be issued (representing 142.2% of our Class A common stock immediately after this offering) and resold in such future offering. Thereafter, the employee holders of Class B units will be able to exercise similar annual exchange and resale rights while employed by us. After their employment ends, they would not be eligible to exercise their exchange or resale rights for a certain period of time, ranging from one to three years, depending on the employee’s status, and then they would be able to exchange the remainder of their vested Class B units and resell all the shares of Class A common stock issued upon exchange. The non-employee members of our operating company immediately after this offering will be able to exchange up to 15% of the Class B units that they hold, and sell the shares of Class A common stock issued upon exchange, once a year beginning on the effective date of the Form S-3 registration statement described above until the third anniversary of the consummation of this offering, and then they would be able to exchange the remainder of their Class B units and resell all the shares of Class A common stock issued upon exchange. See “The Reorganization and Our Holding Company Structure — Resale and Registration Rights Agreement” for a description of the timing and circumstances of resales of shares issuable upon exchange of Class B units.

Pursuant to the PIM LLC 2006 Equity Incentive Plan, we may grant awards based on Class B units, such as options to acquire Class B units and restricted Class B units, subject to vesting periods, to our employees, consultants and other persons who provide services to us. Pursuant to the PIM LLC 2006 Equity Incentive Plan, Pzena Investment Management, LLC is authorized to issue up to the number of Class B units that is equal to 15% of the number of all membership units outstanding immediately after this offering. When these equity-based awards become fully vested, the Class B units underlying them will be eligible for exchange in the same manner, and to the same extent, as described above.

Pursuant to our 2007 Equity Incentive Plan, each of our non-employee directors will receive a grant of a number of restricted shares of our Class A common stock having a market value equal to $50,000 as of the date they are appointed or elected to our board. They will also be able to elect to receive 50% of their annual retainer of $70,000 in the form of shares of our Class A common stock.

Control by our Class B stockholders, which includes our managing principals, 19 of our other employees and two outside investors, of 97.9% of the combined voting power of our common stock may give rise to conflicts of interest.

Immediately after this offering and the reorganization, our Class B stockholders will collectively hold approximately 97.9% of the combined voting power of our common stock. Among these stockholders are each of our managing principals, 19 of our other employees and two outside investors. Concurrently with the closing of this offering and the reorganization, holders of all outstanding shares of Class B common stock will enter into a Class B stockholders’ agreement with respect to all shares of Class B common stock then held by them and any additional shares of Class B common stock they may acquire in the future. Pursuant to this agreement, they will vote these shares of Class B common stock together on all matters submitted to a vote of our common stockholders. To the extent that we cause Pzena Investment Management, LLC to issue additional Class B units, which may be granted, subject to vesting, to our employees pursuant to the PIM LLC 2006 Equity Incentive Plan, these employees will be entitled to receive an equivalent number of shares of our Class B common stock, subject to the condition that they agree to enter into this Class B stockholders’ agreement. Each share of our Class B common stock will entitle its holder to five votes per share for so long as the Class B stockholders collectively hold 20% of the total number of shares of our common stock outstanding. When a Class B unit is exchanged for a share of our Class A common stock, an unvested Class B unit is forfeited due to the employee holder’s failure to satisfy the conditions of the award agreement pursuant to which it was granted, or any Class B unit is forfeited as result of a breach of any restrictive covenants contained in our operating company’s amended and restated operating agreement, a corresponding share of our

Class B common stock will automatically be redeemed by us. For so long as our Class B stockholders hold at least 20% of the total number of shares of our common stock outstanding, they will be able to elect all of the members of our board of directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of securities, and the declaration and payment of dividends. In addition, they will be able to determine the outcome of all matters requiring approval of stockholders, and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. Our Class B stockholders will have the ability to prevent the consummation of mergers, takeovers or other transactions that may be in the best interests of our Class A stockholders. In particular, this concentration of voting power could deprive Class A stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company, and could ultimately affect the market price of our Class A common stock.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could also adversely affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our stockholders. For example, our amended and restated certificate of incorporation, which will be in effect at the time this offering is consummated, will authorize our board of directors to issue up to 200,000,000 shares of our preferred stock and to designate the rights, preferences, privileges and restrictions of unissued series of our preferred stock, each without any vote or action by our stockholders. We could issue a series of preferred stock to impede the consummation of a merger, tender offer or other takeover attempt. See “Description of Capital Stock.” The anti-takeover provisions in our amended and restated certificate of incorporation and bylaws may impede takeover attempts, or other transactions, that may be in the best interests of our stockholders and, in particular, our Class A stockholders. In addition, the market price of our Class A common stock could be adversely affected to the extent that provisions of our amended and restated certificate of incorporation and bylaws discourage potential takeover attempts, or other transactions, that our stockholders may favor.

We intend to pay regular dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

After consummation of this offering, we intend to pay cash dividends on a quarterly basis. Our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of Pzena Investment Management, LLC to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our stockholders. We expect to cause Pzena Investment Management, LLC to make distributions to its members, including us. However, the ability of Pzena Investment Management, LLC to make such distributions will be subject to its operating results, cash requirements and financial condition and applicable Delaware laws (which may limit the amount of funds available for distribution to its members). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A common stock.

The disparity in the voting rights among the classes of our common stock may have a potential adverse effect on the price of our Class A common stock.

Shares of our Class A and Class B common stock entitle the respective holders to identical rights, except that each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock will entitle its holder to five votes for so long as the number of shares of Class B common stock represents 20% of the total number of shares of our common stock outstanding. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $16.88 per share, based on an assumed initial offering price of $17.00 per share of our Class A common stock (which is the midpoint of the price range set forth on the cover of this prospectus); and

•	contribute the total amount invested to date to fund our company, based upon the assumed initial offering price of $17.00 per share, but will own only approximately 9.5% of the shares of our Class A common stock outstanding, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock.

Investors in this offering will experience further dilution upon:

•	the exercise of options to purchase Class B units of Pzena Investment Management, LLC which have been granted under the PIM LLC 2006 Equity Incentive Plan;

•	the additional grant of options to purchase Class B units under the PIM LLC 2006 Equity Incentive Plan, or options to purchase shares of our Class A common stock pursuant to our 2007 Equity Incentive Plan; or

•	the issuance of additional restricted Class B units or restricted shares of our Class A common stock under any of these equity incentive plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations, or forecasts, of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statements to reflect circumstances or events after the date of this prospectus, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Forward-looking statements include, but are not limited to, statements about:

•	our anticipated future results of operations and operating cash flows;

•	our business strategies and investment policies;

•	our financing plans and the availability of short-term borrowing;

•	our competitive position and the effects of competition on our business;

•	potential growth opportunities available to us;

•	the recruitment and retention of our employees;

•	our expected levels of compensation for our employees;

•	our potential operating performance, achievements, efficiency and cost reduction efforts;

•	our expected tax rate;

•	changes in interest rates;

•	our expectation with respect to the economy, capital markets, the market for asset management services and other industry trends;

•	the benefits to our business resulting from the effects of the reorganization; and

•	the impact of future legislation and regulation, and changes in existing legislation and regulation, on our business.

THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE

Overview

On May 8, 2007, we were incorporated as a Delaware corporation. Our business is presently conducted through Pzena Investment Management, LLC, the current members of which consist of 23 of our current employees, two outside investors (one of whom has agreed to serve as one of our directors) and one former employee. Concurrently with the consummation of this offering, we will acquire approximately 9.5% of the outstanding membership units of Pzena Investment Management, LLC from its three non-employee members and these membership units will be reclassified as “Class A units.” If the underwriters exercise their option to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire newly issued membership units of Pzena Investment Management, LLC. We would own 10.8% of the total membership units of Pzena Investment Management, LLC if the underwriters exercise their option to purchase additional shares of Class A common stock in full. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Immediately after our acquisition of these membership units from the three current non-employee members of Pzena Investment Management, LLC, our only material asset will be our ownership of approximately 9.5% of the membership units of Pzena Investment Management, LLC (or 10.8% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and our only business will be acting as its sole managing member. Simultaneously, the remaining approximately 90.5% of the membership units of Pzena Investment Management, LLC (or 89.2% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) that will be held by 23 of our current employees and two outside investors will be reclassified as “Class B units.”

Class A and Class B units will have the same economic rights per unit. Accordingly, immediately after the consummation of the reorganization and this offering, the holders of our Class A common stock (through us) and the holders of Class B units of Pzena Investment Management, LLC will hold approximately 9.5% and 90.5%, respectively, of the economic interests in our business (or 10.8% and 89.2%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

For each membership unit of Pzena Investment Management, LLC that is reclassified as a Class B unit in the reorganization, we will issue the holder one share of our Class B common stock in exchange for the payment of its par value. Each share of our Class B common stock will entitle its holder to five votes until such time that the number of shares of Class B common stock outstanding constitutes less than 20% of the total number of all shares of our common stock outstanding. Initially, the holders of Class B units will have 97.9% of the combined voting power of our common stock (or 97.6% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B unit is exchanged for a share of our Class A common stock, forfeited as a result of applicable vesting provisions, or forfeited as result of a breach of any restrictive covenants contained in our operating company’s amended and restated operating agreement, a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us. Conversely, to the extent that we cause Pzena Investment Management, LLC to issue additional Class B units (including if the Class B units awarded are subject to vesting) to our employees pursuant to the PIM LLC 2006 Equity Incentive Plan, these employees will be entitled to receive an equivalent number of shares of our Class B common stock.

Concurrently with the closing of this offering and the reorganization, holders of our Class B common stock will enter into a stockholders’ agreement pursuant to which they will agree to vote all shares of Class B common stock then held by them, and acquired in the future, together on all matters submitted to a vote of our common stockholders. Therefore, upon the closing of this offering, they will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

The 6,111,774 shares of our Class A common stock that will be outstanding after this offering, 6,100,000 of which will be sold pursuant to this offering, 11,768 of which will be granted to our four non-employee directors under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan concurrently with this offering and six shares issued in connection with our initial capitalization, will represent 100% of the rights of the holders of all classes of our capital stock to share in all distributions, except for the right of holders of our Class B common stock to receive its par value upon our liquidation, dissolution or winding up.

Pursuant to the amended and restated operating agreement of Pzena Investment Management, LLC, each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “— Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.”  Unvested Class B units will not be exchangeable until they have vested.

Pursuant to a resale and registration rights agreement that we will enter into with the holders of Class B units of Pzena Investment Management, LLC, we intend to file a registration statement on Form S-3 in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of these Class B units. See “— Resale and Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares.

The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option).

(1)	The members of Pzena Investment Management, LLC, other than us, will consist of:

•	the four members of our Executive Committee, Messrs. Pzena, Goetz, Krishna and Lipsey, and their respective estate planning vehicles, who will collectively hold approximately 65.2% of the economic interests in us;

•	19 of our other employees, including our Chief Financial Officer, Mr. Palladino, who will collectively hold approximately 11.7% of the economic interests in us; and

•	the two original outside investors in Pzena Investment Management, LLC, who will collectively hold approximately 13.7% of the economic interests in us.

(2)	Each share of Class A common stock is entitled to one vote per share. Class A common stockholders will have 100% of the rights of all classes of our capital stock to receive distributions, except that Class B common stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(3)	Each share of Class B common stock is entitled to five votes per share for so long as the number of shares of Class B common stock outstanding represents at least 20% of all shares of common stock outstanding. Class B common stockholders will only have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(4)	We will hold 6,111,774 Class A units of Pzena Investment Management, LLC, which will represent the right to receive 9.5% of the distributions made by Pzena Investment Management, LLC.

(5)	The principals will collectively hold 57,937,910 Class B units of Pzena Investment Management, LLC, which will represent the right to receive 90.5% of the distributions made by Pzena Investment Management, LLC.

Holding Company Structure

Our only business following this offering will be to act as the sole managing member of Pzena Investment Management, LLC and, as such, we will operate and control all of its business and affairs and will be able to consolidate its financial results into our financial statements. The ownership interests of holders of Class B units of Pzena Investment Management, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering.

Net profits and net losses and distributions of Pzena Investment Management, LLC will be allocated and made to its members pro rata in accordance with the number of membership units of Pzena Investment Management, LLC they hold. Accordingly, net profits and net losses of Pzena Investment Management, LLC will initially be allocated, and distributions will be made, approximately 9.5  % to us and approximately 90.5  % to the initial holders of Class B units (or 10.8  % and 89.2%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Subject to the availability of net cash flow at the Pzena Investment Management, LLC level, we intend to cause Pzena Investment Management, LLC to distribute to us, and the holders of Class B units, cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and the holders of Class B units, respectively, as members of Pzena Investment Management, LLC.

Assuming Pzena Investment Management, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A stockholders will be made by our board of directors. Because our board of directors may or may not determine to pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our pro rata share of the income earned by Pzena Investment Management, LLC, even if Pzena Investment Management, LLC makes such distributions to us.

Amended and Restated Operating Agreement of Pzena Investment Management, LLC

As a result of the reorganization, we will operate our business through Pzena Investment Management, LLC and its consolidated subsidiaries. The operations of Pzena Investment Management, LLC, and the rights and obligations of its members, are set forth in the amended and restated operating agreement of Pzena Investment Management, LLC, a form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this operating agreement.

Governance

We will serve as the sole managing member of Pzena Investment Management, LLC. As such, we will control its business and affairs and be responsible for the management of its business. We will also have the power to delegate certain of our management responsibilities to an Executive Committee consisting of our Chief Executive Officer, Mr. Pzena, and the officers appointed by him to serve as members of the committee. Initially, Mr. Pzena and each of our Presidents, Messrs. Goetz, Krishna and Lipsey, will serve as members of the Executive Committee. No members of Pzena Investment Management, LLC, in their capacity as such, will have any authority or right to control the management of Pzena Investment Management, LLC or to bind it in connection with any matter.

Voting and Economic Rights of Members

Pzena Investment Management, LLC will issue Class A units, which may only be issued to us, the sole managing member, and Class B units. Each Class A unit and Class B unit will entitle holders to equal economic rights. Holders of Class B units will have no voting rights, except for the right to approve amendments to the amended and restated operating agreement of Pzena Investment Management, LLC that adversely affects the rights of the holders of Class B units and to approve certain material corporate transactions. See “— Amendments” and “— Material Corporate Transactions.”

As of the closing of this offering, all outstanding Class B units will be fully vested. We intend to cause Pzena Investment Management, LLC to issue additional Class B units pursuant to the PIM LLC 2006 Equity Incentive Plan in the future which may be subject to vesting periods set forth in the relevant award agreements.

Net profits and net losses and distributions of Pzena Investment Management, LLC will be allocated and made to its members pro rata in accordance with the number of membership units of Pzena Investment Management, LLC they hold (whether or not vested). Pzena Investment Management, LLC will agree to make distributions to the holders of its membership units, which includes us, for the purpose of funding their tax obligations in respect of Pzena Investment Management, LLC that is allocated to them. See “— Tax Consequences.” However, our operating company may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law.

Coordination of Pzena Investment Management, Inc. and Pzena Investment Management, LLC

At any time we issue a share of our Class A common stock for cash, the net proceeds received by us will be promptly transferred to Pzena Investment Management, LLC, and Pzena Investment Management, LLC will issue to us one of its Class A units, or, alternatively, we may agree to transfer the net proceeds to a member of Pzena Investment Management, LLC in exchange for one Class B Unit of Pzena Investment Management, LLC held by such member, which Class B Unit will be automatically converted into a Class A Unit. At any time we issue a share of our Class A common stock pursuant to our 2007 Equity Incentive Plan, we will contribute to Pzena Investment Management, LLC all of the proceeds that we receive (if any) and Pzena Investment Management, LLC will issue to us one of its Class A units, having the same restrictions, if any, attached to the shares of Class A common stock issued under this plan. In the event that we issue other classes or series of our equity securities, Pzena Investment Management, LLC will issue, and Class B Units (if any) transferred to us by its members in exchange for our newly issued equity securities will be automatically converted into, an equal amount of equity securities of Pzena Investment Management, LLC with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we redeem any shares of our Class A common stock (or our equity securities of other classes or series) for cash, Pzena Investment Management, LLC will, immediately prior to our redemption, redeem an equal number of Class A units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are redeemed.

Pursuant to the authority of the Compensation Committee of our board of directors, as the administrator of the PIM LLC 2006 Equity Incentive Plan, this committee, in its sole discretion, may cause Pzena Investment Management, LLC to grant equity-based awards to its employees which are based on Class B units. To the extent that Class B units are issued at any time after this offering, the holder will be entitled to receive a corresponding number of shares of our Class B common stock in exchange for the payment of their par value, as long as the holder agrees to be bound by the terms of the Class B stockholders’ agreement described under “— Stockholders’ Agreement Among Class B Stockholders.” Pzena Investment Management, LLC may also, from time to time, issue such other classes or series of membership units having such relative rights, powers and duties and interests in profits, losses, allocations and distributions of Pzena Investment Management, LLC as may be designated by us.

Pursuant to the amended and restated operating agreement, we will agree, as managing member, that we will not conduct any business other than the management and ownership of Pzena Investment Management, LLC and its subsidiaries, or own any other assets (other than on a temporary basis), although we may incur indebtedness and may take other actions if we determine in good faith that such indebtedness or other actions are in the best interest of Pzena Investment Management, LLC. In addition, membership units of Pzena Investment Management, LLC, as well as our common stock, will be subject to equivalent stock splits, dividends and reclassifications.

Issuances and Transfer of Units

Class A units may only be issued to us, the managing member of Pzena Investment Management, LLC, and are non-transferable. Class B units may only be issued to persons or entities to which we agree to permit the issuance of units in exchange for cash or other consideration, including the services of Pzena Investment Management, LLC’s employees. Class B units may not be transferred except, with our consent, to a permitted transferee, subject to such conditions as we may specify. A holder of Class B units may not transfer any Class B units to any person unless he or she transfers an equal number of shares of our Class B common stock to the same transferee.

Material Corporate Transactions

In the event that Pzena Investment Management, LLC proposes to engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of substantially all of its assets, we, in our capacity as the managing member, along with a majority in interest of the holders of the Class B units, shall have the power and authority to approve such a transaction. In addition, in the event that we, in our capacity as the managing member, along with a majority in interest of the holders of the Class B units, determine that all (or any portion) of the Class A and Class B units, should be sold to a third party purchaser, we will have the right to compel the holders of Class B units to sell all or the same portion of their Class B units to this third party purchaser.

Exchange Rights

We have reserved for issuance 68,051,906 shares of our Class A common stock, which is the aggregate number of shares of our Class A common stock expected to be issued over time upon the exchanges by:

•	all holders of Class B units outstanding immediately after this offering;

•	recipients of grants that may be made under the PIM LLC 2006 Equity Incentive Plan, pursuant to which our operating company will have reserved a number of Class B units equal to 15% of the total number of membership units of Pzena Investment Management, LLC outstanding immediately after the consummation of this offering and the reorganization transactions, assuming no anti-dilution adjustments based on share splits, dividends or reclassifications; and

•	all holders of the options to acquire 508,310 Class B units that will have been granted by the consummation of this offering.

Holders of Class B units may exchange their vested Class B units for shares of our Class A common stock at the times and in the amounts described below.

Managing Principals.  Each year, in the period beginning on the first effective date of the Form S-3 registration statement described under “— Registration Rights Agreement,” or the shelf registration statement, and ending on the date of the termination of employment of a managing principal with us, a managing principal and his permitted transferees may collectively exchange up to the number of vested Class B units that equals 15% of all Class B units they collectively hold as of the first day of that year, in accordance with the timing restrictions described under “— Registration Rights Agreement.” For the three-year period following the managing principal’s termination, the managing principal and his permitted transferees may not exchange any of their Class B units. Thereafter, they may exchange the remainder of their Class B units when they vest, subject to the same timing restrictions.

Other Employee Members.  Each year, in the period beginning on the first effective date of the shelf registration statement described below and ending on the date of termination of employment of an employee member other than our managing principals, he or she and his or her permitted transferees, may collectively exchange up to the number of vested Class B units that equals 15% of all Class B units they collectively hold as of the first day of that year, in accordance with the timing restrictions described under “— Registration Rights Agreement.” For the one-year period following the employee’s termination, the employee and his or her permitted transferees may not exchange any of their Class B units. Within the following six months, they may exchange vested Class B units so long as, except as may be agreed by us, the employee retains a number of vested Class B units equal to at least 25% of the number of vested Class B units collectively held by the employee and his or her permitted transferees on the date of the termination of employment with us, subject to the same timing restrictions. Thereafter, they may exchange the remainder of their Class B units when they vest, subject to the same timing restrictions.

Non-Employee Members.  Each year, in the period beginning on the first effective date of the shelf registration statement described below and ending on the third anniversary of the consummation of this offering, the non-employee members of our operating company immediately after this offering may exchange up to 15% of the Class B units they hold as of the first day of that year, in accordance with the timing restrictions described under “— Registration Rights Agreement.” Thereafter, these non-employee members may sell the remainder of their Class B units, subject to the same timing restrictions.

Exceptions.  Pursuant to the amended and restated operating agreement, if the amount of income taxes that employee members are required to pay due to the grant or vesting of their Class B units, the exercise of their options to acquire Class B units and/or the exchange of their Class B units for shares of our Class A common stock (whether or not they are employees at the time that the tax payment obligation arises) exceeds the net proceeds they would receive upon the sale of all shares of our Class A common stock issued to them in exchange for 15% of Class B units that they hold as of the first day of the year with respect to which the tax is payable, then they will instead be entitled to exchange an amount of vested Class B units, and resell an equivalent amount of shares of our Class A common stock issued upon exchange, such that the net proceeds from the sale of this amount of shares would enable them to pay all such taxes due. In addition, we may allow holders of Class B units to make exchanges in amounts exceeding those described above at any time following the effective date of the shelf registration statement, which determination may be withheld, delayed, or granted on such terms and conditions as the board may determine, in its sole discretion.

Redemption of Shares of Class B Common Stock.  Any holder of Class B units who has acquired a corresponding number of shares of Class B common stock in connection with the original issuance of Class B units, which includes all holders of the 57,937,910 Class B units to be issued to the 23 current employee members and the two outside investors in Pzena Investment Management, LLC in connection with the reorganization, must deliver a corresponding number of shares of Class B common stock to us for redemption in connection with exercising its right to exchange Class B units for shares of our Class A common stock.

Restrictive Covenants

Non-Competition

Pursuant to the terms of the amended and restated operating agreement, all employees who are members of Pzena Investment Management, LLC will agree not to compete with us during the term of their employment with us. In addition, each managing principal will agree not to compete with us for a period of three years following the termination of his employment. Other employee members of Pzena Investment Management, LLC will each agree not to compete with us for a period of up to six months following the termination of his or her employment, if the employee member and his or her permitted transferees collectively hold at that time more than 1% of all the Class B units outstanding and if he or she continues to receive compensation during this non-competition period.

Non-Solicitation

The managing principals will agree not to solicit our clients or any other employees of Pzena Investment Management, LLC during the term of their employment and three years thereafter. Other employee members of Pzena Investment Management, LLC will be subject to similar non-solicitation provisions during the term of their employment and 18 months thereafter.

Confidential Information

All employee members of Pzena Investment Management, LLC will agree to protect the confidential information of Pzena Investment Management, LLC. This covenant will survive the termination of their employment.

Forfeiture of Class B Units

Unless otherwise determined by our board of directors, in its sole discretion, or previously agreed to by the employee member, his or her permitted transferees and us:

•	if an employee member is terminated for cause, the employee member (and, to the extent of any Class B units transferred after the date of the consummation of this offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and a number of vested Class B units that is equal to 75% of the number of vested Class B units collectively held by the employee member and his or her permitted transferees, in each case as of the date of the termination of his or her employment,

•	if a managing principal breaches any of the non-competition or non-solicitation covenants described above, the managing principal (and, to the extent of any Class B units transferred after the date of the consummation of this offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and an aggregate number of vested Class B units that is equal to 50% of the number of vested Class B units collectively held by the managing principal and his or her permitted transferees, in each case as of the earlier of the date of his or her breach or the termination of his or her employment, and

•	if an employee member (other than a managing principal) breaches any of the non-competition or non-solicitation covenants described above, the employee member (and, to the extent of any Class B units transferred after the date of the consummation of this offering, his or her permitted transferees) would forfeit all of his, her or their unvested Class B units, if any, and a number of vested Class B units that is equal to 25% of the number of vested Class B units collectively held by the employee member and his or her permitted transferees, in each case as of the earlier of the date of his or her breach or the termination of his or her employment.

Indemnification and Exculpation

To the extent permitted by applicable law, Pzena Investment Management, LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of Pzena Investment Management, LLC, will not be liable to Pzena Investment Management, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Amendments

The amended and restated operating agreement may be amended with the consent of the managing member and a majority in interest of the Class B members, provided that the managing member may, without the consent of any Class B member, make certain amendments that, generally, are not expected to adversely affect Class B members.

Notwithstanding the foregoing, no amendment may

•	materially and adversely affect the rights of a Class B member in a manner that discriminates against that Class B member vis-à-vis other Class B members, or increase the capital contributions obligations of a Class B member, without the consent of the affected Class B member;

•	modify or amend the non-competition, non-solicitation, confidentiality or vesting and forfeiture provisions in a manner that is adverse to an employee member without either the employee member’s consent or, with respect to amendments that will apply to all employee members that receive 60 days prior notice of the amendment, with the approval of two-third in interest of the Class B members; or

•	modify or amend any provision of the agreement requiring approval of any specified group or sub-group of Class B members without obtaining the approval of that specified group or sub-group.

Resale and Registration Rights Agreement

Pursuant to a resale and registration rights agreement that we will enter into with each holder of Class B units, the shares of Class A common stock issued upon exchange will be eligible for resale pursuant to a registration statement on Form S-3, which we refer to as the shelf registration statement, or otherwise, subject to the resale timing and manner limitations described below. Pursuant to this agreement, when Pzena Investment Management, LLC issues any Class B units to its employees, members or other service providers pursuant to the PIM LLC 2006 Equity Incentive Plan, the recipient will be entitled to the same resale and registration rights, and will be subject to the same restrictions, as the holders of Class B units outstanding immediately after this offering.

Pursuant to the registration rights agreement, we will commit to use our best efforts to:

•	file a shelf registration statement in order to register the resale of these shares of Class A common stock as soon as practicable after the date that we become eligible to use Form S-3 under the Securities Act, which is expected to be one year after the consummation of this offering, and

•	cause the SEC to declare the shelf registration statement effective as soon as practicable thereafter.

From the first effective date of this shelf registration statement until the fourth anniversary of the consummation of this offering, holders of Class B units, subject to the exchange timing and volume limitations described above under “— Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights,” will only be able to sell the shares of Class A common stock issued upon exchange in connection with a public offering, which may be an underwritten offering or a block trade. We will determine the timing and manner of these public offerings, but will be required to provide for at least one public offering in each twelve-month period from the effective date of this shelf registration statement to the fourth anniversary of this offering. However, if we fail to provide for a public offering by the end of any such twelve-month period, each holder of Class B units who is then eligible to exchange Class B units, may exercise its exchange right and resell the shares issued upon exchange in any manner of sale permitted under the registration statement or otherwise available to the holder. Thereafter, holders of Class B units will be able to exchange their Class B units for shares of our Class A common stock, subject to the exchange timing and volume limitations described above, and will be permitted to sell their shares in any manner, but only at times determined by us, in our sole discretion.

We have agreed to indemnify the holders of Class B units against any losses or damages resulting from any untrue statement, or omission of material fact, in any registration statement or prospectus pursuant to which they may sell the shares of our Class A common stock that they receive upon exchange of their Class B units, unless such liability arose from the selling stockholder’s misstatement or omission, and the holders have agreed to indemnify us against all losses caused by their misstatements or omissions. We will pay all expenses incident to our performance under the registration rights agreement, and the selling stockholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares of Class A common stock pursuant to the registration rights agreement.

Voting Rights of Class A and Class B Stockholders

Each share of our Class A common stock will entitle its holder to one vote. Each share of our Class B common stock will entitle its holder to five votes, until the first time that the number of shares of our Class B common stock outstanding constitutes less than 20% of the number of all shares of our common stock outstanding. After this time, each share of our Class B common stock will entitle its holder to one vote.

Immediately after this offering, our Class B common stockholders will collectively hold approximately 97.9  % of the combined voting power of our common stock (or 97.6  % if the underwriters exercise their option to purchase additional shares in full). We intend to cause Pzena Investment Management, LLC to issue additional Class B units to our employees in various forms of equity compensation, such as restricted Class B units and options to acquire Class B units. Pzena Investment Management, LLC will initially be authorized to issue additional Class B units in an amount not exceeding 15% of all membership units outstanding as of the consummation of this offering pursuant to the PIM LLC 2006 Equity Incentive Plan. The holders of any vested or unvested Class B units issued after this offering will be entitled to receive a corresponding number of shares of our Class B common stock in exchange for the payment of their par value and, therefore, the voting power of our Class B common stockholders will increase to the extent that we grant Class B unit-based awards, pursuant to the PIM LLC 2006 Equity Incentive Plan, to our employees, members or other service providers. Conversely, when any holder of vested Class B units exchanges them for the corresponding number of shares of our Class B common stock, any holder of unvested Class B units forfeits a Class B unit due to applicable vesting provisions, or any holder of vested or unvested Class B units forfeits a Class B unit due to a breach of restrictive covenants contained in our operating company’s amended and restated operating agreement, it will result in the automatic redemption of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of our Class B stockholders.

Stockholders’ Agreement Among Class B Stockholders

Concurrently with the consummation of this offering and the reorganization, the holders of all outstanding shares of our Class B common stock will enter into a Class B stockholders’ agreement with respect to all shares of Class B common stock then held by them and any additional shares of Class B common stock that they may acquire in the future. Pursuant to this agreement, they will agree to vote all their shares of Class B common stock together on any matter submitted to our common stockholders for a vote.

Prior to any vote of our common stockholders, the Class B stockholders’ agreement will provide for a separate, preliminary vote of the shares of Class B common stock on each matter upon which a vote of all common stockholders is proposed to be taken. In this preliminary vote, the participating Class B stockholders may vote all of the shares of Class B common stock then owned by them in the manner that each may determine in his, her or its sole discretion. Each Class B stockholder must then vote all of their shares of Class B common stock in accordance with the vote of the majority of the shares of Class B common stock present (in person or by proxy) and voting in this preliminary vote. In order to give effect to these voting provisions, each of these Class B stockholders will grant Mr. Pzena an irrevocable proxy to vote all their shares of Class B common stock in accordance with the vote of this majority in any vote of our common stockholders.

For so long as the Class B stockholders own 20% of the total number of shares of our common stock outstanding, they will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors, the approval of significant corporate transactions and the declaration and payment of dividends. See “Risk Factors — Risks Related to Our Class A Common Stock — Control by our Class B stockholders, which includes our managing principals, 19 other of our employees and two outside investors, of 97.9% of the combined voting power of our common stock may give rise to conflicts of interest.”

In addition, pursuant to this Class B stockholders’ agreement, each holder of shares of Class B common stock will agree that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Class B units to the same person; and

•	in the event the holder transfers any Class B units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

This Class B stockholders’ agreement may only be amended with the consent of the holders of a majority of the shares of Class B common stock that are party to this agreement.

Tax Consequences

The holders of membership units of Pzena Investment Management, LLC, including us, generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of

Pzena Investment Management, LLC. Net profits and net losses of Pzena Investment Management, LLC generally will be allocated to its members pro rata in proportion to their respective membership units. The amended and restated operating agreement of Pzena Investment Management, LLC will provide for cash distributions to its members if the taxable income of Pzena Investment Management, LLC gives rise to taxable income for its members. In accordance with this agreement, Pzena Investment Management, LLC will make distributions to the holders of its membership units for the purpose of funding their tax obligations in respect of the income of Pzena Investment Management, LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Pzena Investment Management, LLC allocable per unit multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any member (taking into account the deductibility of state and local taxes for U.S. federal income tax purposes).

Pzena Investment Management, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which will be effective for 2007 and for each taxable year in which an exchange of Class B units for shares of our Class A common stock occurs. As a result of this election, our initial acquisition of Class A units, and the subsequent exchanges of Class B units for shares of our Class A common stock, are expected to result in increases in our share of the tax basis in the tangible and intangible assets of Pzena Investment Management, LLC at the time of our acquisition of membership units and any future exchanges, which will increase the tax depreciation and amortization deductions available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Tax Receivable Agreement

We will enter into a tax receivable agreement with the current members of Pzena Investment Management, LLC, and any future holders of Class B units, that will require us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This will be our obligation and not the obligation of Pzena Investment Management, LLC. We expect to benefit from the remaining 15% of cash savings, if any, realized. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in our share of the tax basis of the tangible and intangible assets of Pzena Investment Management, LLC. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed-upon value of payments remaining to be made under the agreement.

Estimating the amount of payments that we may be required to make under the tax receivable agreement is imprecise by its nature, because the actual increase in our share of the tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges of Class B units for shares of our Class A common stock — for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable and amortizable assets of Pzena Investment Management, LLC at the time of the exchanges;

•	the price of our Class A common stock at the time of exchanges of Class B units — the increase in our share of the basis in the assets of Pzena Investment Management, LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the extent to which these exchanges are taxable — if an exchange is not taxable for any reason (for instance, if a holder of Class B units exchanges units in order to make a charitable contribution), increased deductions will not be available;

•	the tax rates in effect at the time we utilize the increased amortization and depreciation deductions; and

•	the amount and timing of our income — we will be required to pay 85% of the tax savings, as and when realized, if any. If we do not have taxable income, we generally will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been actually realized.

We expect that, as a result of the size of the increases in our share of the tax basis of the tangible and intangible assets of Pzena Investment Management, LLC attributable to our interest therein, the payments that we make under the tax receivable agreement will likely be substantial. Assuming that there are no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the tax receivable agreement in respect of our initial purchase of membership units of Pzena Investment Management, LLC will aggregate $54.5 million and range from approximately $2.4 million to $6.2 million per year over the next 15 years (or $62.5 million and range from approximately $2.8 million to $7.1 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per Class A share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the aggregate amount of future payments to holders of Class B units in respect of the purchase by $3.2 million (or $3.6 million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Future payments under the tax receivable agreement in respect of subsequent exchanges will be in addition to these amounts and are expected to be substantial.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successors’) obligations with respect to exchanged or acquired Class B units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

Decisions made by the continuing members of our operating company in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling member under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Were the IRS to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Class A common stock offered by us will be approximately $92.6 million, or $107.1 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase an aggregate of 6,100,000 membership units of Pzena Investment Management, LLC from its three current non-employee members and will not retain any of these proceeds. As a result, the purchase price for the membership units will be determined by the public offering price of our Class A common stock in this offering less the amount of offering expenses incurred by us. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we intend to use the additional approximately $14.5 million of net proceeds, based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), to purchase up to 915,000 newly issued membership units of Pzena Investment Management, LLC. Pzena Investment Management, LLC intends to use these proceeds, if any, for general corporate purposes, which may include providing funds to seed new investment strategies.

DIVIDEND POLICY

Our Dividend Policy

Following this offering, subject to legally available funds, we intend to pay a quarterly cash dividend, initially equal to $0.11 per share of our Class A common stock, commencing with the fourth quarter of 2007. We intend to fund our initial dividend, as well as future dividends, with available cash generated from our operations. The Class B common stock will not be entitled to any dividends.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account:

•	the financial results of Pzena Investment Management, LLC;

•	our available cash, as well as anticipated cash needs;

•	the capital requirements of our company and our direct and indirect subsidiaries (including Pzena Investment Management, LLC);

•	contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our stockholders or by our direct and indirect subsidiaries (including Pzena Investment Management, LLC) to us;

•	general economic and business conditions; and

•	such other factors as our board of directors may deem relevant.

We will be a holding company and will have no material assets other than our ownership of membership units of Pzena Investment Management, LLC. As a result, we will depend upon distributions from Pzena Investment Management, LLC to pay any dividends declared by us. We expect to cause Pzena Investment Management, LLC to make distributions to us in an amount sufficient to cover dividends, if any, declared by us. If Pzena Investment Management, LLC makes such distributions, holders of Class B units will be entitled to receive equivalent distributions on a pro rata basis.

Except as described below, neither we nor our operating company have any debt obligations which limit our or its ability to pay dividends to us, in the case of our operating company, or our stockholders, in the case of us. Pursuant to a credit agreement which our operating company entered into on July 23, 2007, it will not be restricted from declaring dividends to us unless an event of default exists thereunder, and it will be permitted to pay dividends which it declares prior to the existence of an event of default as long as no payment or bankruptcy event of default has occurred. In addition, pursuant to the amended and restated operating agreement, our operating company may not make any distributions to its members, including us, if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law.

Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. To the extent we do not have cash on hand sufficient to pay dividends, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing that pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

Pzena Investment Management, LLC’s Historical Distributions

Prior to the completion of this offering, our operating company was owned by 23 of its current employees, two outside investors and a former employee. All decisions regarding the amount and timing of distributions were made by the sole managing member of our operating company prior to this offering, Mr. Pzena, and our Executive Committee, based on an assessment of appropriate amounts of distributions, taking into account our operating company’s capital needs, as well as actual and potential earnings.

In connection with the reorganization, Pzena Investment Management, LLC intends to make a distribution to its existing members representing all of the undistributed earnings generated between June 30, 2007 and the date of the offering, less any amounts required to fund its working capital needs.

CAPITALIZATION

The table on the following page sets forth our cash and cash equivalents and capitalization as of June 30, 2007:

•	on an actual basis for Pzena Investment Management, LLC;

•	on a pro forma basis for Pzena Investment Management, LLC after giving effect to its incurrence of $60.0 million of indebtedness on July 23, 2007 and the payment of a special cash distribution to its members of $60.0 million in the aggregate; and

•	on a pro forma, as adjusted basis for Pzena Investment Management, Inc. after giving effect to the following:

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure, including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from two outside investors and one former employee to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of March 31, 2007, to eliminate its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007 such that they became fully vested as of that date; and

•	the sale of 6,100,000 shares of Class A common stock by us in this offering at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses payable by us, to purchase 6,100,000 membership units of Pzena Investment Management, LLC from two outside investors and one former employee.

As a result of the reorganization transactions and this offering, we will be the sole managing member of Pzena Investment Management, LLC and hold 9.5% of the membership interests therein. Therefore, we will consolidate the results of operations and financial condition of Pzena Investment Management, LLC into our financial statements. As the result of these transactions, the other members of Pzena Investment Management, LLC will hold a 90.5% non-controlling interest in our operating company. Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under common control pursuant to the guidance set forth in Financial Accounting Standards Board Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations (“FTB 85-5”). Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis.

You should read this table together with the other information contained in this prospectus, including “The Reorganization and Our Holding Company Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
			Pzena
	Pzena	Pzena	Investment
	Investment	Investment	Management, Inc.
	Management, LLC	Management, LLC	Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, unaudited)

Cash and Cash Equivalents	$10,011	$9,956	$10,592

Long-Term Debt, less current portion	$—	$60,000	$60,000

Members’/Stockholders’ Equity:
Class A Common Stock, $0.01 par value per share; 750,000,000 shares authorized; 6,111,774 shares issued and outstanding, pro forma, as adjusted	—	—	61
Class B Common Stock, $0.000001 par value per share; 750,000,000 shares authorized; 57,937,910 shares issued and outstanding, pro forma, as adjusted	—	—	0
Members’ Capital	833,845	773,845	—
Retained Deficit	(790,820)	(790,820)	(6,773)

Total Members’/Stockholders’ Equity	43,025	(16,975)	(6,712)

Total Capitalization	$43,025	$43,025	$53,288

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma, as adjusted net tangible book value (deficit) per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma, as adjusted net tangible book value (deficit) per share as of June 30, 2007 was approximately $(2.8) million, or approximately $(0.04) per share of our Class A common stock. Pro forma, as adjusted net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization, our incurrence of $60.0 million of indebtedness and the payment of a special distribution of $60.0 million to the current members of Pzena Investment Management, LLC on July 23, 2007, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization and assuming that all holders of Class B units of Pzena Investment Management, LLC immediately after the consummation of the reorganization have exchanged all their Class B units for the corresponding number of shares of our Class A common stock.

After giving effect to the sale of 6,100,000 shares of Class A common stock that we are offering at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts and commissions and estimated offering expenses payable by us and the assumed exchange of all Class B units that will be outstanding immediately after the reorganization for the corresponding number of shares of our Class A common stock, our pro forma, as adjusted net tangible book value would have been approximately $7.5 million, or approximately $0.12 per share. This represents an immediate increase in pro forma net tangible book value of approximately $0.16 per share to existing equity holders and an immediate dilution of approximately $16.88 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$17.00
Pro forma, as adjusted net tangible book value (deficit) as of June 30, 2007	(0.04)
Increase in pro forma, as adjusted net tangible book value (deficit) per share attributable to new investors	0.16
Pro forma, as adjusted net tangible book value per share after this offering		0.12

Dilution in pro forma, as adjusted net tangible book value per share to new investors		$16.88

The following table summarizes, on the same pro forma basis as of June 30, 2007, the total number of shares of Class A common stock purchased from us and the total consideration and average price per share paid by existing equity holders, which consist of the principals, and by new investors purchasing Class A common stock in this offering, assuming that all holders of Class B units of Pzena Investment Management, LLC immediately after the consummation of the reorganization have exchanged all their Class B units for the corresponding number of shares of our Class A common stock:

	Shares Purchased		Total Consideration(1)	Average Price
	Number	Percent	Amount	Per Share

Existing Equity Holders	57,937,916	90.5%	$—	$—
New Investors	6,100,000	9.5%	103,700,000	17.00

Total	64,037,916	100.0%	$103,700,000

(1)	Total consideration paid by the principals has been set to zero, as our net tangible book value prior to this offering was a deficit.

Under our 2007 Equity Incentive Plan, we will grant an aggregate of 11,768 shares of our Class A common stock, all of which will vest two years after their date of grant, to our four non-employee directors shortly before the consummation of this offering. When these shares fully vest, it will decrease our pro forma net tangible book value per share after this offering, and increase the dilution to new investors in this offering by a de minimus amount.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the following will occur:

•	the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 89.2% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

•	the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 10.8% of the total pro forma number of shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.12 per share, representing an increase to existing equity holders of approximately $0.16 per share, and there would be an immediate dilution of approximately $16.88 per share to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present the consolidated results of operations and financial condition of Pzena Investment Management, Inc. assuming that all of the transactions described in the five bullet points below had been completed as of January 1, 2006 with respect to the unaudited pro forma consolidated statement of operations data for the year ended December 31, 2006, and with respect to the unaudited pro forma consolidated statement of operations data for the six-month period ended June 30, 2007, and as of June 30, 2007 with respect to the unaudited pro forma consolidated statement of financial condition data as of June 30, 2007. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Pzena Investment Management, LLC, which is the accounting predecessor. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments principally give effect to the following transactions:

•	our incurrence of $60.0 million of indebtedness and the payment of a special cash distribution of $60.0 million in the aggregate to the existing members of Pzena Investment Management, LLC;

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure,” including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from two outside investors and one former employee to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of March 31, 2007, which eliminated its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007 such that they became fully vested as of that date; and

•	the sale of 6,100,000 shares of our Class A common stock in this offering at an assumed offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses, to purchase 6,100,000 membership units of Pzena Investment Management, LLC from two outside investors and one former employee.

All unit and per unit amounts in the following unaudited pro forma consolidated financial information have been adjusted to account for the 5-for-1 unit split effected by our operating company on July 17, 2007. Pro forma basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the 6,100,000 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 915,000 shares of Class A common stock to cover over-allotments), plus an aggregate of 11,768 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering, assuming that these 6,111,774 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 57,937,910 Class B units of our operating company that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. We have not made any pro forma adjustment relating to reporting and compliance costs and investor relations costs that we will incur as a public company. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the results of operations or financial condition for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of June 30, 2007
(in thousands)

							Pzena Investment
	Pzena Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

ASSETS
Cash and Cash Equivalents	$10,011	$60,000	(A)	$9,956	$96,441	(B)	$10,592
		(60,000	)(A)		(92,641	)(B)
		(55	)(A)		(3,164	)(B)
Restricted Cash	2,051			2,051			2,051
Due From Broker	144			144			144
Advisory Fees Receivable	26,053			26,053			26,053
Investments In Marketable Securities, at Fair Value	23,403			23,403			23,403
Receivable From Related Parties	356			356			356
Other Receivables	741			741	(636	)(B)	105
Investments In Affiliates	3,758			3,758			3,758
Prepaid Expenses and Other Assets	1,956	55	(A)	2,011	68,422	(B)	68,933
					(1,500	)(B)
Property and Equipment, Net	3,172			3,172			3,172

TOTAL ASSETS	$71,645	$—		$71,645	$66,922		$138,567

LIABILITIES AND MEMBERS’/ STOCKHOLDERS’ EQUITY
Liabilities
Accounts Payable	$141			$141			$141
Current Portion of Long-Term Debt
Due to Broker	76			76			76
Accrued Expenses	13,033			13,033	$(1,500	)(B)	11,533
Long-Term Debt	—	$60,000	(A)	60,000			60,000
Other Liabilities	1,180			1,180	58,159	(B)	59,339

TOTAL LIABILITIES	14,430	60,000		74,430	56,659		131,089
Minority and Non-Controlling Interests	14,190			14,190	—	(B)	14,190
MEMBERS’/STOCKHOLDERS’ EQUITY
Common Stock	—			—	61	(B)	61
Members’ Capital	833,845	(60,000	)(A)	773,845	(773,845	)(B)	—
Retained Deficit	(790,820)			(790,820)	790,820	(B)	(6,773)
					(6,773	)(B)

TOTAL MEMBERS’/ STOCKHOLDERS’ EQUITY	43,025	(60,000)		(16,975)	10,263		(6,712)

TOTAL LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY	$71,645	$—		$71,645	$66,922		$138,567

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(in thousands, except share and per share amounts)

							Pzena Investment
	Pzena Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$115,087			$115,087			$115,087

EXPENSES
Compensation and Benefits Expense	305,632			305,632	$(270,802	)(C)	34,830
General and Administrative Expenses	8,380			8,380			8,380

TOTAL OPERATING EXPENSES	314,012	—		314,012	(270,802)		43,210

Operating Income (Loss)	(198,925)	—		(198,925)	270,802		71,877

Interest Income	926			926			926
Interest Expense	—	$(3,846	)(A)	(3,846)			(3,846)
Dividend Income, Net	490			490			490
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	3,280			3,280			3,280
Equity in Earnings of Affiliates	614			614			614
Other	804	(18	)(A)	786			786

Total Other Income (Loss)	6,114	(3,864)		2,250	—		2,250

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(192,811)	(3,864)		(196,675)	270,802		74,127
Provision for Unincorporated Business Tax	3,941	(155	)(A)	3,786			3,786
Provision for Corporate Income Taxes					2,839		2,839
Minority and Non-Controlling Interests	1,997			1,997	61,851	(D)	63,848

Income (Loss) Before Interest on Mandatorily Redeemable Units	(198,749)	(3,709)		(202,458)	206,112		3,654
Less: Interest on Mandatorily Redeemable Units	516,708			516,708	(516,708	)(C)	—

NET INCOME (LOSS)	$(715,457)	$(3,709)		$(719,166)	$722,820		$3,654

Basic and Diluted Net Income Per Share							$0.60
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,111,774

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007
(in thousands, except share and per share amounts)

							Pzena
	Pzena						Investment
	Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$72,138			$72,138			$72,138

EXPENSES
Compensation and Benefits Expense	112,406			112,406	$(94,974	)(C)	17,432
General and Administrative Expenses	4,629			4,629			4,629

TOTAL OPERATING EXPENSES	117,035	—		117,035	(94,974)		22,061

Operating Income (Loss)	(44,897)	—		(44,897)	94,974		50,077

Interest Income	565			565			565
Interest Expense	—	$(1,923	)(A)	(1,923)			(1,923)
Dividend Income, Net	271			271			271
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	955			955			955
Equity in Earnings of Affiliates	145			145			145
Other	25	(9	)(A)	16			16

Total Other Income (Loss)	1,961	(1,932)		29	—		29

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(42,936)	(1,932)		(44,868)	94,974		50,106
Provision for Unincorporated Business Tax	2,607	(77	)(A)	2,530			2,530
Provision for Corporate Income Taxes					1,950	(E)	1,950
Minority and Non-Controlling Interests	637			637	42,480	(D)	43,117

Income (Loss) Before Interest on Mandatorily Redeemable Units	(46,180)	(1,855)		(48,035)	50,544		2,509
Less: Interest on Mandatorily Redeemable Units	16,575			16,575	(16,575	)(C)	—

NET INCOME (LOSS)	$(62,755)	$(1,855)		$(64,610)	$67,119		$2,509

Basic and Diluted Net Income Per Share							$0.41
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,111,774

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(A)	Reflects the incurrence of $60.0 million of indebtedness pursuant to a three-year term loan agreement that we entered into on July 23, 2007 in order to finance a one-time distribution to the current members of Pzena Investment Management, LLC. The principal amount borrowed bears interest at a variable rate based, at our option, on (1) the one, two, three, six, nine or twelve-month LIBOR Market Index Rate plus 1.00%, or (2) the higher of the lender’s prime rate and the Federal Funds Rate. The principal amount is repayable in full at the end of the three-year term, with no penalty for prepayment. For the year ended December 31, 2006 and the six months ended June 30, 2007, pro forma interest expense of $3.8 million and $1.9 million, respectively, was calculated using the loan’s actual applicable LIBOR rate as of the date of this prospectus of 5.41% and assuming that none of the loan’s principal amount was repaid during these periods. The provision for unincorporated business tax has been adjusted to reflect the deductibility of such interest expense for tax purposes. Loan origination fees of approximately $0.1 million are included in pro forma prepaid expenses and other assets. The pro forma effect of the amortization of these fees has been included as a component of other income in the pro forma consolidated statements of operations for all periods presented.

(B)	The net proceeds of this offering, estimated to be $92.6 million (based on the midpoint of the price range set forth on the cover of this prospectus, and assuming an aggregate underwriting discount of $7.3 million and estimated offering expenses of $3.8 million), will be used to acquire 6,100,000 membership units (representing approximately 9.5% of the total number of membership units currently outstanding) of Pzena Investment Management, LLC. Of the $3.8 million in estimated offering costs, approximately $0.6 million has been paid as of June 30, 2007 and recorded as a component of other receivables on the pro forma consolidated statement of financial condition. An additional $1.5 million in unbilled offering costs is included in both other receivables and accrued expenses at June 30, 2007.

As a result of the reorganization transactions and this offering, we will be the sole managing member of Pzena Investment Management, LLC and hold 9.5% of the membership interests therein. Therefore, we will consolidate the results of operations and financial condition of Pzena Investment Management, LLC into our financial statements. As the result of these transactions, the other members of Pzena Investment Management, LLC will hold a 90.5% non-controlling interest in our operating company. Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under common control pursuant to the guidance set forth in Financial Accounting Standards Board Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations (“FTB 85-5”). Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis. Subsequent exchanges of Pzena Investment Management, LLC units into our shares of our Class A common stock will be similarly recorded at historical cost.

The acquisition of these membership units will allow us to make an election to step up our tax basis in the assets acquired. This step up is deductible for tax purposes over a 15-year period. Based on the estimated net proceeds of this offering and the pro forma net assets of Pzena Investment Management, LLC immediately prior to this offering, this election will give rise to a deferred tax asset of approximately $68.4 million at June 30, 2007. Pursuant to a tax receivable agreement between the current members of Pzena Investment Management, LLC and us, 85% of the benefits of this election will be returned to the selling members as they are realized. This liability of $58.2 million is included in pro forma other liabilities.

No additional consolidated statement of financial condition amounts of minority and non-controlling interests have been recorded in the unaudited pro forma consolidated statement of financial condition as of June 30, 2007, since the post-offering excess of liabilities over assets would cause the minority and non-controlling interests to be less than zero.

As illustrated below, the pro forma consolidated statement of financial condition amounts of common stock and additional paid-in capital at June 30, 2007 were determined by combining the pro forma adjusted net deficit of $17.0 million, the $68.4 million deferred tax asset that arises as a result of this offering and the $58.2 million tax receivable liability to the selling members of Pzena Investment Management, LLC, which also arises as a result of this offering.

(in thousands)

Pzena Investment Management, LLC Pro Forma Adjusted Net Deficit	$(16,975)
Deferred Tax Asset	68,422
Tax Receivable Liability to Selling Shareholders	(58,159)

Total	$(6,712)

Common Stock	$61
Acquired Deficit	(6,773)

Total	$(6,712)

(C)	As a result of the elimination of our operating company’s obligation to redeem membership units under any circumstance, effective as of March 31, 2007, there will be no interest on mandatorily redeemable units as of and after such date. As a result of the acceleration, as of March 31, 2007, of the vesting of all membership units then subject to vesting, there will be no further unit-based compensation expense associated with any membership units then outstanding as of and after such date.

Accordingly, pro forma compensation and benefits expense has been reduced by the following amounts:

For The Year
Ended
December 31, 2006
(in thousands)

Distributions on Compensatory Units	$17,857
Change in Redemption Value of Compensatory Units	20,411
Change from Formula to Fair Value Plan for Compensatory Units	232,534

Total	$270,802

For the Six Months
Ended
June 30, 2007
(in thousands)

Distributions on Compensatory Units	$12,087
Change in Redemption Value of Compensatory Units	15,969
Acceleration of Vesting of Compensatory Units	64,968
Other Non-Cash Compensation	1,950

Total	$94,974

Pro forma interest on mandatorily redeemable units has been reduced to zero for the year ended December 31, 2006 and the six months ended June 30, 2007 to reflect the elimination of all mandatory redemption provisions from our operating company’s operating agreement.

(D)	Represents the non-controlling interest allocation of 90.5% (assuming that the underwriters do not exercise the overallotment option) of the income of Pzena Investment Management, Inc. to Pzena Investment Management, LLC.

(E)	Reflects the impact of federal, state and local income taxes on the income of Pzena Investment Management, Inc. As a limited liability company, Pzena Investment Management, LLC has not been subject to these taxes, although it has been liable for the New York City Unincorporated Business Tax, which we refer to as the UBT. The effective rate of pro forma income tax is estimated to be approximately 43.7%, and was determined by combining the projected federal, state and local income taxes.

The provision for corporate income taxes has been computed as follows:

For The Year
Ended
December 31, 2006
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$74,127
Less:
Provision for Unincorporated Business Tax	(3,786)
Minority and Non-Controlling Interests	(63,848)

Pzena Investment Management, Inc. Taxable Income	$6,493

Provision for Corporate Income Taxes	$2,839

For the Six Months
Ended
June 30, 2007
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$50,106
Less:
Provision for Unincorporated Business Tax	(2,530)
Minority and Non-Controlling Interests	(43,117)

Pzena Investment Management, Inc. Taxable Income	$4,459

Provision for Corporate Income Taxes	$1,950

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial data of Pzena Investment Management, LLC as of the dates and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated statements of financial condition data as of December 31, 2005 and 2006 have been derived from Pzena Investment Management, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the three and six months ended June 30, 2006 and 2007 and the consolidated statements of financial condition data as of June 30, 2007 have been derived from Pzena Investment Management, LLC’s unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods presented therein. Our results for the three and six months ended June 30, 2006 and 2007 are not necessarily indicative of our results for a full fiscal year. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the consolidated statements of financial condition data as of December 31, 2002, 2003 and 2004 have been derived from Pzena Investment Management, LLC’s audited consolidated financial statements not included in this prospectus.

You should read the following selected historical consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.

						Unaudited		Unaudited
	For the Year Ended December 31,					For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007	2006	2007
	(in thousands)

Statements of Operations Data:
REVENUE
Management Fees	$20,453	$25,132	$46,954	$75,003	$113,984	$27,163	$36,840	$51,810	$72,138
Incentive Fees	12,364	8,452	4,942	3,593	1,103	0	0	0	0

Total Revenue	32,817	33,584	51,896	78,596	115,087	27,163	36,840	51,810	72,138

EXPENSES
Cash Compensation and Benefits	12,643	14,118	18,837	23,832	34,830	8,773	8,533	17,218	17,432
Distributions on Compensatory Units	1,470	1,655	6,865	10,147	17,857	7,057	0	14,566	12,087
Change in Redemption Value of Compensatory Units	338	167	3,225	7,306	20,411	3,518	0	5,414	15,969
Change from Formula to Fair Value Plan for Compensatory Units	—	—	—	—	232,534	0	0	0	0
Acceleration of Vesting of Compensatory Units	—	—	—	—	—	0	0	0	64,968
Other Non-Cash Compensation	—	—	—	—	—	0	49	0	1,950

Total Compensation and Benefits Expense	14,451	15,940	28,927	41,285	305,632	19,348	8,582	37,198	112,406
General and Administrative Expenses	2,538	3,231	4,919	5,734	8,380	1,928	2,540	3,568	4,629

TOTAL OPERATING EXPENSES	16,989	19,171	33,846	47,019	314,012	21,276	11,122	40,766	117,035

Operating Income (Loss)	15,828	14,413	18,050	31,577	(198,925)	5,887	25,718	11,044	(44,897)
Other Income (Loss)	4,402	2,639	3,170	2,661	6,114	(320)	1,726	1,022	1,961

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	20,230	17,052	21,220	34,238	(192,811)	5,567	27,444	12,066	(42,936)
Provision for Income Taxes	941	1,371	1,765	2,704	3,941	1,263	1,478	2,014	2,607
Minority and Non-Controlling Interests	—	—	3	67	1,997	(137)	646	603	637

Income (Loss) Before Interest on Mandatorily Redeemable Units	19,289	15,681	19,452	31,467	(198,749)	4,441	25,320	9,449	(46,180)
Less: Interest on Mandatorily Redeemable Units	—	15,681	19,452	60,136	516,708	18,893	0	35,437	16,575

NET INCOME (LOSS)	$19,289	$0	$0	$(28,669)	$(715,457)	$(14,452)	$25,320	$(25,988)	$(62,755)

						Unaudited
	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)

Statements of Financial Condition Data:
Cash and Cash Equivalents	$6,976	$7,108	$4,932	$4,969	$30,920	$10,011
TOTAL ASSETS	27,531	24,470	33,652	48,968	89,746	71,645

Capital Units Subject to Mandatory Redemption	18,863	18,809	22,875	49,729	533,553	—
TOTAL LIABILITIES	27,531	24,470	33,649	66,672	806,313	14,430
Minority and Non-Controlling Interests	—	—	3	1,965	13,399	14,190
MEMBERS’ EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	$0	$0	$0	$(19,669)	$(729,966)	$43,025

For all periods presented, Pzena Investment Management, LLC operated as a partnership and was not subject to U.S. federal and certain state income taxes. Upon consummation of this offering, we will be subject to U.S. federal and certain state and local income taxes applicable to C-corporations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the historical financial statements and related notes included elsewhere in this prospectus.

The historical financial data discussed below reflect the historical results of operations and financial condition of our operating company and do not give effect to our reorganization. See “The Reorganization and Holding Company Structure” and “Unaudited Pro Forma Consolidated Financial Information,” included elsewhere in this prospectus, for a description of our reorganization and its effect on our historical results of operations.

Overview

We are an investment management firm that utilizes a classic value investment approach in each of our investment strategies. We currently manage assets in ten value-oriented investment strategies across a wide range of market capitalizations in both U.S. and international capital markets. From December 31, 2002 to June 30, 2007, our AUM grew from $3.1 billion to $30.6 billion, representing a compound annual growth rate of 66%. As of June 30, 2007, we managed separate accounts on behalf of over 375 institutions and high net worth individuals and acted as sub-investment adviser for twelve SEC-registered mutual funds and ten offshore funds.

We will use the net proceeds of this offering to purchase membership units of our operating company from its three current non-employee members, which units will be reclassified as Class A units. In connection with this acquisition, we will become the sole managing member of our operating company and will continue to conduct the business now conducted by Pzena Investment Management, LLC. In addition, the membership units of all continuing members of our operating company will be reclassified as Class B units that have equal economic rights to the Class A units which we will hold. After giving effect to the reorganization transactions described above, we will hold approximately 9.5% of the membership interests in our operating company. The continuing members, consisting of 23 of our current employees and two outside investors, will collectively hold the remaining approximately 90.5% (or approximately 10.8% and 89.2%, respectively, if the underwriters exercise their over-allotment option in full). Net profits, net losses and distributions of our operating company will be allocated and made to its members pro rata in accordance with their respective membership units.

The historical results of operations discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of our operating company. After the completion of the reorganization, as the sole managing member of our operating company, we will control its business and affairs and, therefore, consolidate its financial results with ours. In light of our employees’ and other investors’ collective 90.5% membership interest in our operating company immediately after the reorganization and this offering, we will reflect their interests as a non-controlling interest in our consolidated financial statements. As a result, our net income, after excluding a non-controlling interest, will represent 9.5% of our operating company’s net income, and similarly, outstanding shares of our Class A common stock will represent 9.5% of the outstanding membership units of our operating company. For more information on the pro forma impact of our reorganization, see “Unaudited Pro Forma Consolidated Financial Information.”

Revenue

We generate revenue from management fees and incentive fees, which we collectively refer to as our advisory fees, by managing assets on behalf of separate accounts and acting as a sub-investment adviser for mutual funds and certain other investment funds. Our advisory fee income is recognized over the period in which investment management services are provided. Pursuant to the preferred accounting method under Emerging Issues Task Force Issue D-96, Accounting for Management Fees Based on a Formula (EITF D-96), income from incentive fees is recorded at the conclusion of the contractual performance period when all contingencies are resolved.

Our advisory fees are primarily driven by the level of our AUM. Our AUM increases or decreases with the net inflows or outflows of funds into our various investment strategies and with the investment performance thereon. In order to increase our AUM and expand our business, we must develop and market investment strategies that suit the investment needs of our target clients and provide attractive returns over the long term. The value and composition of our AUM, and our ability to continue to attract clients, will depend on a variety of factors including, among other things:

•	our ability to educate our target clients about our classic value investment strategies and provide them with exceptional client service;

•	the relative investment performance of our investment strategies, as compared to competing products and market indices;

•	competitive conditions in the investment management and broader financial services sectors;

•	investor sentiment and confidence; and

•	our decision to close strategies when we deem it to be in the best interests of our clients.

For our separately-managed accounts, we are paid fees according to a schedule which varies by investment strategy. The substantial majority of these accounts pay us management fees pursuant to a schedule in which the rate we earn on the AUM declines as the amount of AUM increases, subject to a minimum fee to manage each account. Certain of these clients pay us fees according to the performance of their accounts relative to certain agreed-upon benchmarks, which results in a slightly lower base fee, but allows us to earn higher fees if the relevant investment strategy outperforms the agreed-upon benchmark.

Pursuant to our sub-investment advisory agreements, we are generally paid a management fee according to a schedule, in which the rate we earn on the AUM declines as the amount of AUM increases. Certain of these funds pay us fixed rate management fees. Due to the substantially larger account size of certain of these accounts, the average advisory fees we earn on them are lower than the advisory fees we earn on our separately-managed accounts. Therefore, due to the fact that our sub-advised AUM grew faster than our separately-managed account AUM during the periods for which historical financial statements have been included in this prospectus, our weighted average advisory fees declined from 2004 to 2005, from 2005 to 2006, and from the three and six months ended June 30, 2006 to the comparable periods in 2007.

The majority of advisory fees we earn on separately-managed accounts are based on the value of AUM at a specific date on a quarterly basis, either in arrears or advance. Advisory fees on certain of our separately-managed accounts, and with respect to most of the mutual funds that we sub-advise, are calculated based on the average of the monthly or daily market value. Advisory fees are also adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. While a specific group of accounts may use the same fee rate, the method used to calculate the fee according to the fee rate schedule may differ as described above.

Our advisory fees may fluctuate based on a number of factors, including the following:

•	changes in AUM due to appreciation or depreciation of our investment portfolios, and the levels of the contribution and withdrawal of assets by new and existing clients;

•	distribution of AUM among our investment strategies, which have different fee schedules;

•	distribution of AUM between separately-managed accounts and sub-advised funds, for which we generally earn lower overall advisory fees; and

•	the level of our performance with respect to accounts on which we are paid incentive fees.

Expenses

Our expenses consist primarily of compensation and benefits expenses, as well as general and administrative expenses. These expenses may fluctuate due to a number of factors, including the following:

•	variations in the level of total compensation expense due to, among other things, bonuses, awards of equity to our employees and members of our operating company, changes in our employee count and mix, and competitive factors; and

•	expenses, such as rent, professional service fees and data-related costs, incurred, as necessary, to run our business.

Compensation and Benefits Expense

Our largest expense is compensation and benefits, which includes the salaries, bonuses, equity-based compensation and related benefits and payroll costs attributable to our members and employees. All compensation and benefits packages, including those of our executive officers, are benchmarked against relevant industry and geographic peer groups in order to attract and retain qualified personnel. We have experienced, and expect to continue to experience, a general rise in compensation and benefits expense commensurate with growth in headcount and with the need to maintain competitive compensation levels.

The table below describes the components of our compensation expense for the three years ended December 31, 2006 and the three and six months ended June 30, 2006 and 2007:

	For the Year Ended			For the Three Months		For the Six Months
	December 31,			Ended June 30,		Ended June 30,
	2004	2005	2006	2006	2007	2006	2007
				(unaudited)		(unaudited)
	(in thousands)

Cash Compensation and Benefits	$18,837	$23,832	$34,830	$8,773	$8,533	$17,218	$17,432
Distributions on Compensatory Units	6,865	10,147	17,857	7,057	—	14,566	12,087
Change in Redemption Value of Compensatory Units	3,225	7,306	20,411	3,518	—	5,414	15,969
Change from Formula to Fair Value Plan for Compensatory Units	—	—	232,534	—	—	—	—
Acceleration of Vesting of Compensatory Units	—	—	—	—	0	—	64,968
Other Non-Cash Compensation	—	—	—	—	49	—	1,950

Total Compensation Expense	$28,927	$41,285	$305,632	$19,348	$8,582	$37,198	$112,406

Historically, we granted profits-only interests in our operating company to selected employees. These profits-only interests entitled the holder to a share of the future distributions of our operating company. Pursuant to the terms of the operating agreement of our operating company prior to December 31, 2006, the holders of these profits-only interests had the right to require us to redeem their profits-only interests upon their termination of employment, or death, at a formula value equal to their pro rata share of our net investment advisory fee revenues for the four completed fiscal quarters preceding their termination, or death, as applicable. We have accounted for the distributions on profits-only interests, as well as the annual increase in their redemption value, in our operating company’s financial statements as compensation expense. On December 31, 2006, all then outstanding profits-only interests in our operating company were exchanged for capital units and our operating company’s operating agreement was amended to, among other things, change the formula pursuant to which it would be required to redeem the previously granted profits-only interests, subsequently exchanged for capital units, to one based on the fair market value of our firm. The change in the redemption value required us to a take a one-time compensation charge of $232.5 million in the fourth quarter of 2006, which was recorded as compensation expense, with respect to the capital units deemed compensatory. Our operating company’s operating agreement was further amended as of March 31, 2007 to eliminate its obligation to redeem units under any circumstance. As all of its membership units thereafter had only equity characteristics, neither distributions nor subsequent incremental changes to their value were charged against income from the date of the amendment. As of March 31, 2007, we accelerated the vesting of all compensatory units then subject to vesting. The one-time charge associated with this acceleration, approximately $65.0 million, was recorded on March 31, 2007.

On January 1, 2007, we adopted the PIM LLC 2006 Equity Incentive Plan, pursuant to which we have issued restricted capital units, and options to acquire capital units, in our operating company, both of which were to vest ratably over a four-year period. We used a fair-value method in recording the compensation expense associated with the granting of these restricted capital units, and options to acquire capital units, to new and existing members under the PIM LLC 2006 Equity Incentive Plan. Under this method, compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized over the award’s vesting period. The fair value for the capital units will be determined by reference to the market price of our Class A common stock on the date of grant, since these units are exchangeable for shares of our

Class A common stock on a one-for-one basis. The fair value for the options to acquire capital units will be determined by using an appropriate option pricing model on the grant date.

On January 1, 2007, we instituted a deferred compensation plan, in which employees who earn in excess of $600,000 per year are required to defer a portion of their compensation in excess of this amount. These deferred amounts may be invested, at the employee’s discretion, in certain of our investment strategies, restricted capital units of our operating company, or money market funds. All of these deferred amounts vest ratably over a four-year period and, therefore, will be reflected in our expenses over this period. Accordingly, our 2007 cash compensation expense will be lower than it would have been had we not instituted a deferred compensation plan. For the four-year period beginning in 2008, we expect the non-cash portion of our compensation expense associated with this deferred compensation plan to increase each successive year as these and subsequently deferred amounts are amortized through income. See “Management— Bonus Plan” for a further description of the terms of this plan.

General and Administrative Expenses

General and administrative expenses include professional and outside services fees, office expenses, depreciation and the costs associated with operating and maintaining our research, trading and portfolio accounting systems. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the number of employees retained by us and the overall size and scale of our business operations.

Following this offering, we expect that we will incur additional expenses as a result of becoming a public company for, among other things, director and officer insurance, director fees, SEC reporting and compliance (including Sarbanes-Oxley compliance), transfer agent fees, professional fees and other similar expenses. These additional expenses will reduce our net income.

Other Income

Other income is derived primarily from interest income generated on our excess cash balances and investment income arising from our investments in various private investment vehicles that we employ to incubate new strategies. We expect the interest and investment components of other income, in the aggregate, to fluctuate based on market conditions, the success of our investment strategies and our dividend policy. See “Dividend Policy.”

Minority and Non-Controlling Interests

We have historically consolidated the results of operations of the private investment partnerships over which we exercise a controlling influence. After our reorganization, we will be the sole managing member of our operating company and will control its business and affairs and, therefore, consolidate its financial results with ours. In light of our employees’ and outside investors’ expected 90.5% interest in our operating company immediately after the consummation of the reorganization and this offering, we will reflect their membership interests as a non-controlling interest in our consolidated financial statements. As a result, our net income, after excluding minority and non-controlling interests, will represent 9.5% of our operating company’s net income, and similarly, outstanding shares of our Class A common stock will represent 9.5% of the outstanding membership units of our operating company.

Provision for Income Tax

While our operating company has historically not been subject to U.S. federal and certain state income taxes, it has been subject to the UBT. As a result of our reorganization, we will become subject to taxes applicable to C-corporations. We expect our effective tax rate, and the absolute dollar amount of our tax expense, to increase as a result of this reorganization. For more information on the pro forma income taxes applicable to us under C-corporation status, see “The Reorganization and Our Holding Company Structure” and “Unaudited Pro Forma Consolidated Financial Information.”

Interest on Mandatorily Redeemable Units

Capital units in our operating company include capital units issued to our founders and those purchased by certain of our employees. These capital units entitle the holder to a share of the distributions of our operating company.

We have adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or FAS 150. FAS 150 establishes classification and measurement standards for three types of free-standing financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of FAS 150 must be classified as liabilities in our consolidated financial statements and be reported at settlement date value. FAS 150 was effective for us as of July 1, 2003. Prior to January 1, 2005, capital units in our operating company were mandatorily redeemable at book value. Effective January 1, 2005, the operating agreement of our operating company was amended to require that capital units be mandatorily redeemed upon a holder’s death based on such holder’s pro rata share of our operating company’s net fee revenue (as defined in the operating agreement) for the four completed fiscal quarters immediately preceding the holder’s death. These redemption amounts were exclusive of any accumulated undistributed earnings associated with these capital units, which were required to be paid additionally to the holder’s estate. Pursuant to FAS 150, distributions on capital units, and incremental changes in the net liability associated with their redemption value, were recorded as a component of interest on mandatorily redeemable units in our consolidated statements of operations beginning in 2003.

On December 31, 2006, the operating agreement of our operating company was amended to, among other things, change the formula pursuant to which we would be required to redeem the capital units to one based on the fair market valuation of our firm. The restated terms of redemption required us to a take a charge of $463.8 million in the fourth quarter of 2006, which was included in interest on mandatorily redeemable units. The operating agreement of our operating company was further amended as of March 31, 2007, such that our operating company will no longer be required to redeem any capital units for cash upon any member’s death or, if applicable, their termination of employment. Accordingly, beginning with our financial statements for the three months ended June 30, 2007, we no longer have any expense for interest on mandatorily redeemable units.

Operating Results

Revenues

Our revenues from advisory fees earned on our separately managed accounts and our sub-advised accounts for the three years ended December 31, 2006 and the three and six months ended June 30, 2006 and 2007 are described below:

	Separately-	Sub-
	Managed	Advised
Revenue	Accounts(1)	Accounts	Total
	(in millions)

For the Year Ended:
December 31, 2004	$46.5	$5.4	$51.9
December 31, 2005	61.5	17.1	78.6
December 31, 2006	80.8	34.3	115.1

For the Three Months Ended:	(unaudited)
June 30, 2006	$19.7	$7.5	$27.2
June 30, 2007	25.5	11.3	36.8

For the Six Months Ended:
June 30, 2006	$37.8	$14.0	$51.8
June 30, 2007	49.2	22.9	72.1

The growth of our AUM in our separately-managed accounts and our sub-advised accounts from December 31, 2003 to June 30, 2007 is described below:

	Separately-	Sub-
	Managed	Advised
Assets Under Management	Accounts(1)(2)	Accounts(2)	Total(2)
	(in billions)

As of December 31, 2003	$5.3	$0.5	$5.8
Net Inflows	1.4	1.8	3.2
Appreciation	1.4	0.3	1.7

As of December 31, 2004	8.1	2.6	10.7
Net Inflows	2.2	2.9	5.0
Appreciation	0.1	0.9	1.0

As of December 31, 2005	10.4	6.4	16.8
Net Inflows	2.1	4.7	6.8
Appreciation	2.0	1.7	3.8

As of December 31, 2006	14.6	12.8	27.3
Net Inflows	0.8	0.5	1.3
Appreciation	1.1	0.9	2.0

As of June 30, 2007	$16.5	$14.1	$30.6

(1)	During the periods presented, all performance-based advisory fees were earned on our separately-managed accounts.

(2)	Figures may not add due to rounding.

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

Our total revenue for the three months ending June 30, 2007 was $36.8 million, an increase of $9.6 million, or 35.3%, from $27.2 million for the three months ending June 30, 2006. This increase was driven primarily by growth in our AUM, which increased by $9.4 billion, or 44.3%, to $30.6 billion at June 30, 2007 from $21.2 billion at June 30, 2006. Contributing to the growth in AUM was $3.9 billion of net inflows and $5.5 billion of appreciation. Our weighted average fee fell to 0.489% for the three months ended June 30, 2007, from 0.526% for the three months ended June 30, 2006. The weighted average fee declined primarily due to the faster growth in sub-advised AUM (which grew 50.3%), which carries a lower average fee (0.323%

and 0.295% for the three months ended in June 30, 2007 and June 30, 2006, respectively), compared with separately-managed AUM (which grew 40.2%) and had weighted average fees of 0.632% and 0.671% for the three months ended June 30, 2007 and June 30, 2006, respectively. At June 30, 2007, sub-advised AUM accounted for 46% of our total AUM, as compared to 44% at June 30, 2006.

Most of the year-over-year growth in our AUM was in our Large Cap Value investment strategy, in which AUM increased by $6.0 billion, or 45.2%, to $19.3 billion at June 30, 2007 from $13.3 billion at June 30, 2006. The AUM of our sub-advised John Hancock Classic Value Fund contributed $2.9 billion of this growth.

During the three months ended June 30, 2007, our AUM increased by $2.1 billion, or 7.4%, to $30.6 billion at June 30, 2007 from $28.5 billion at March 31, 2007. The increase was due to net inflows of $0.2 billon and appreciation of $1.9 billion for the three months ended June 30, 2007. Our non-U.S. investment strategies contributed $0.7 billion to AUM growth, increasing by 37.2% to $2.7 billion at June 30, 2007 from $2.0 billion at March 31, 2007. As of June 30, 2007, our non-U.S. investment strategies accounted for 8.7% of our total AUM.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Our total revenue for the six months ending June 30, 2007 was $72.1 million, an increase of $20.3 million, or 39.2%, from $51.8 million for the six months ending June 30, 2006. This increase was driven primarily by growth in our AUM, which increased by $9.4 billion, or 44.3%, to $30.6 billion at June 30, 2007 from $21.2 billion at June 30, 2006. Contributing to the growth in AUM was $3.9 billion of net inflows and $5.5 billion of appreciation. Our weighted average fee fell to 0.495% for the six months ended June 30, 2007, from 0.530% for the six months ended June 30, 2006. The weighted average fee declined primarily due to the faster growth in sub-advised AUM (which grew 50.2%), which carries a lower average fee (0.339% and 0.346% for the six months ended June 30, 2007 and June 30, 2006, respectively), compared with separately-managed AUM (which grew 40.2% and had weighted average fees of 0.631% and 0.660% for the six months ended June 30, 2007 and June 30, 2006, respectively). At June 30, 2007, sub-advised AUM accounted for 46% of our total AUM, as compared to 44% at June 30, 2006.

Most of the year-over-year growth in our AUM was in our Large Cap Value investment strategy, in which AUM increased by $6.0 billion, or 45.2%, to $19.3 billion at June 30, 2007 from $13.3 billion at June 30, 2006. The AUM of our sub-advised John Hancock Classic Value Fund contributed $2.9 billion of this growth.

During the six months ended June 30, 2007, our AUM increased by $3.3 billion, or 12.1%, to $30.6 billion at June 30, 2007 from $27.3 billion at December 31, 2006. The increase was due to net inflows of $1.3 billon and appreciation of $2.0 billion for the six months ended June 30, 2007. Our non-U.S. investment strategies contributed $1.4 billion to AUM growth, increasing to $2.7 billion at June 30, 2007 from $1.3 billion at December 31, 2006. As of June 30, 2007, our non-U.S. investment strategies accounted for 8.7% of our total AUM.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Our total revenue increased by $36.5 million, or 46.4%, to $115.1 million for the year ended December 31, 2006, from $78.6 million for the year ended December 31, 2005. This increase was driven primarily by growth in our AUM, which increased by $10.5 billion, or 62.5%, to $27.3 billion at December 31, 2006 from $16.8 billion at December 31, 2005. Contributing to the growth in AUM was $6.8 billion of net inflows and $3.8 billion of appreciation. Our weighted average fee fell to 0.521% for the year ended December 31, 2006 from 0.595% for the year ended December 31, 2005. The weighted average fee fell due to the faster growth in sub-advised AUM (which grew 99.8%), which carries a lower weighted average fee (0.356% and 0.377% for the years ended December 31, 2006 and December 31, 2005, respectively), compared with separately-managed account AUM (which grew 39.7% and had weighted average fees of 0.650% and 0.707% for the years ended December 31, 2006 and December 31, 2005, respectively). Also contributing to the decline was a reduction of $2.5 million in our performance fees as compared to the prior year. At year end, sub-advised AUM accounted for 47% of our total AUM, as compared to 38% at December 31, 2005.

Most of our growth in AUM in 2006 was in our Large Cap Value investment strategy, in which AUM increased by $8.7 billion, or 92%, to $18.1 billion at December 31, 2006 from $9.4 billion at December 31,

2005. The AUM of our sub-advised John Hancock Classic Value Fund contributed $4.3 billion of that growth. During 2006, we launched our Global Value and International Value investment strategies and closed our Large Cap Value investment strategy to new assets. Our non-U.S. investment strategies contributed $1.3 billion to AUM growth during 2006.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Our total revenues increased by $26.7 million, or 51.4%, to $78.6 million for the year ended December 31, 2005 from $51.9 million for the year ended December 31, 2004. This increase was driven primarily by growth in our AUM, which increased by $6.1 billion, or 57.0%, to $16.8 billion at December 31, 2005 from $10.7 billion at December 31, 2004. Of this increase, $5.0 billion was attributable to net new inflows of clients’ assets and $1.0 billion was the result of investment performance. Our weighted average fee fell to 0.595% for the year ended December 31, 2005 from 0.702% for the year ended December 31, 2004. The weighted average fee fell due to the faster growth in sub-advised AUM (which grew 144.3%), which carries a lower weighted average fee (0.377% and 0.394% for the years ended December 31, 2005 and December 31, 2004, respectively), compared with separately-managed accounts (which grew 28.5% and had weighted average fees of 0.707% and 0.771% for the years ended December 31, 2005 and December 31, 2004, respectively). At year-end, sub-advised AUM accounted for 38% of our total AUM, as compared to 24% at December 31, 2004. Also contributing to the decline in the weighted average fee was the increase in the portion of our AUM attributed to separately-managed accounts managed in our Large Cap Value investment strategy, which carries a lower average fee than our other investment strategies. At year-end, our overall Large Cap Value investment strategy accounted for 56% of our total AUM, as compared to 35% at December 31, 2004. Further contributing to the decline was a reduction of $1.3 million in our performance fees as compared to the prior year.

In late 2003, we launched our Large Cap Value investment strategy, and in 2004 we closed our Value Service and Mid-Cap Value investment strategies to new investors. Accordingly, most of our growth in assets under management in 2005 was in our Large Cap Value strategy, in which AUM increased by $5.6 billion, to $9.4 billion at December 31, 2005 from $3.8 billion at December 31, 2004. The AUM of our sub-advised John Hancock Classic Value Fund contributed $2.7 billion of that growth.

Operating Expenses

Our operating expenses are driven primarily by our compensation costs. The table included in “— Compensation and Benefits Expense” describes the components of our compensation expense for the three years ended December 31, 2006, the three months ended June 30, 2006 and 2007 and the six months ended June 30, 2006 and 2007. Much of the variability in our compensation costs have been driven by distributions made on our compensatory units outstanding and the incremental increases or decreases in their redemption value subsequent to their grant date. Beginning with the three months ending June 30, 2007, these items are no longer reflected in compensation expense.

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

Total operating expenses decreased by $10.2 million to $11.1 million for the three months ended June 30, 2007 from $21.3 million for the three months ended June 30, 2006. This decrease was primarily attributable to a decrease in compensation and benefits expense resulting from the amendment of the operating agreement of our operating company, on March 31, 2007, that removed all mandatory redemption provisions related to our membership units. The removal of these provisions caused our membership units to be classified as equity, and neither distributions nor subsequent changes to these units’ value were charged to income following the amendment.

Compensation and benefits expense decreased by $10.7 million to $8.6 million for the three months ended June 30, 2007 from $19.3 million for the three months ended June 30, 2006. This decrease was primarily attributable to $10.5 million in unit-based compensation charges incurred in the three months ended June 30, 2006, while no such charges were recorded for the three months ended June 30, 2007.

General and administrative expenses increased by $0.6 million, or 31.6%, to $2.5 million for the three months ended June 30, 2007 from $1.9 million for the three months ended June 30, 2006. This increase was mainly attributable to a $0.3 million increase in professional and outside services fees, and a $0.3 million increase associated with greater outlays for information systems upgrades and data system enhancements commensurate with our growth.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Total operating expenses increased by $76.2 million to $117.0 million for the six months ended June 30, 2007 from $40.8 million for the six months ended June 30, 2006. This increase was primarily attributable to increased compensation and benefits expense.

Compensation and benefits expense increased by $75.2 million to $112.4 million for the six months ended June 30, 2007 from $37.2 million for the six months ended June 30, 2006. This increase was primarily attributable to the $65.0 million one-time charge associated with the acceleration, as of March 31, 2007, of the vesting of all compensatory units then subject to vesting, coupled with a $10.6 million increase in the redemption value of compensatory membership units outstanding and a $2.5 million decrease in the distributions made to employees with respect to these units in the six months ended June 30, 2007 compared with the six months ended June 30, 2006. The balance of the increase was primarily attributable to a $2.0 million increase in other non-cash compensation associated with the acceleration of vesting of all option grants as of March 31, 2007, as well as costs associated with the hiring of additional employees across all functional areas of the company during the twelve months ended June 30, 2007. Our employee count increased from 58 at June 30, 2006 to 70 at June 30, 2007.

General and administrative expenses increased by $1.0 million, or 27.8%, to $4.6 million for the six months ended June 30, 2007 from $3.6 million for the six months ended June 30, 2006. This increase was primarily attributable to a $0.5 million increase in professional and outside services fees, and a $0.4 million increase associated with greater outlays for information systems upgrades and data system enhancements commensurate with our growth. General office- and facility-related expenses also increased by $0.1 million in the six months ended June 30, 2007 compared to the six months ended June 30, 2006, primarily as a result of the increase in headcount.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Total operating expenses increased by $267.0 million to $314.0 million for the year ended December 31, 2006 from $47.0 million for the year ended December 31, 2005. This was primarily attributable to a one-time compensation charge of $232.5 million due to the change in the redemption value of profits-only interests in our operating company from a formula-based amount to a fair value-based amount pursuant to an amendment and restatement of the operating agreement of our operating company on December 31, 2006.

Compensation and benefits expense increased by $264.3 million to $305.6 million for the year ended December 31, 2006 from $41.3 million for the year ended December 31, 2005. This increase was primarily attributable to the $232.5 million one-time compensation charge described above. Another $7.7 million of the increase was attributable to an increase in distributions made to employees with respect to compensatory membership units and $13.1 million to the increase in their redemption value. The balance of the increase, or $11.0 million, was attributable to an increase in cash compensation and bonuses awarded to existing employees, as well as costs associated with the 2006 hiring of employees across all functional areas of the company and the full-year effect of employees added during the previous year. Our employee count increased from 47 at December 31, 2005 to 65 at December 31, 2006.

General and administrative expenses increased by $2.6 million, or 46.1%, to $8.4 million for the year ended December 31, 2006 from $5.7 million for the year ended December 31, 2005. This increase was mainly attributable to a $1.2 million increase in professional and outside services fees. General office- and facility-related expenses also increased from $1.3 million in 2005 to $1.8 million in 2006, mainly as a result of the increase in headcount and the full-year effect of our move to new, larger office space, which was completed in the fourth quarter of 2005.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Total operating expenses increased by $13.2 million, or 38.9%, to $47.0 million for the year ended December 31, 2005 from $33.8 million for the year ended December 31, 2004, due primarily to a $7.4 million increase in equity-based compensation charges and headcount-related expenses associated with our growth.

Compensation and benefits expense increased by $12.4 million, or 42.7%, to $41.3 million for the year ended December 31, 2005 from $28.9 million for the year ended December 31, 2004. This increase was primarily driven by an increase in equity-based compensation charges of $7.4 million and an increase in cash bonuses awarded to existing employees, as well as the hiring of additional employees across all of our functional areas. Our employee count increased to 47 at December 31, 2005 from 36 at December 31, 2004.

General and administrative expenses increased by $0.8 million, or 16.6%, to $5.7 million for the year ended December 31, 2005 from $4.9 million for the year ended December 31, 2004. This was primarily attributable to a $0.6 million increase in professional and outside services fees. Depreciation and facility-related expenses also grew due to the write-off of existing leasehold improvements and the increased occupancy costs resulting from our move to new, larger office space, which was completed in the fourth quarter of 2005.

Other Income (Loss)

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

Other income (loss) increased by $2.0 million to $1.7 million for the three months ended June 30, 2007 from $(0.3) million for the three months ended June 30, 2006. The primary reason for this increase was improved investment performance of the private investment vehicles we manage during the three months ended June 30, 2007, compared with the three months ended June 30, 2006.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Other income increased by $1.0 million to $2.0 million for the six months ended June 30, 2007 from $1.0 million for the six months ended June 30, 2006. The primary reason for this increase was improved investment performance of the private investment vehicles we manage and higher interest income generated from our cash management program during the six months ended June 30, 2007, compared with the six months ended June 30, 2006.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Other income increased by $3.4 million to $6.1 million for the year ended December 31, 2006 from $2.7 million for the year ended December 31, 2005. Of this increase, $1.9 million represents the income attributable to minority investors arising from the initial consolidation of our investments in our Global Value and International Value investment strategies. The majority of the remainder of the growth in other income was associated with additional investment income due to an increase in the amount we invested in private investment vehicles we manage during the year.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Other income decreased by $0.5 million, or 16.1%, to $2.7 million for the year ended December 31, 2005 from $3.2 million for the year ended December 31, 2004. The majority of the decline in other income was associated with decreases in the performance of several of our private investment vehicles.

Provision for Income Taxes

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

The provision for income taxes increased by $0.3 million, or 25.0%, to $1.5 million for the three months ended June 30, 2007 from $1.2 million for the three months ended June 30, 2006, due to an increase in taxable income. Our effective tax rate for the three months ending June 30, 2007 was approximately 5.5%. A comparison of this effective tax rate to the effective tax rate for the three months ending June 30, 2006 is not meaningful due to expenses related to our units, which are not deductible for tax purposes.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

The provision for income taxes increased by $0.7 million, or 36.8%, to $2.6 million for the six months ended June 30, 2007 from $1.9 million for the six months ended June 30, 2006, due to an increase in taxable income. Our effective tax rate for the six months ending June 30, 2007 was not meaningful, nor is a comparison of it to our effective tax rate for the six months ending June 30, 2006, due to expenses related to our units, which are not deductible for tax purposes.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

The provision for income taxes increased by $1.2 million, or 45.7%, to $3.9 million for the year ended December 31, 2006 from $2.7 million for the year ended December 31, 2005, due to an increase in taxable income. Our effective tax rate in 2006 was not meaningful, nor is a comparison of it to our effective tax rate for 2005, since the one-time compensation charge of $232.5 million in 2006 was not deductible for tax purposes.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

The provision for income taxes increased by $0.9 million, or 53.2%, to $2.7 million for the year ended December 31, 2005 from $1.8 million for the year ended December 31, 2004, due to an increase in our taxable income. Our effective tax rate decreased from 8.3% to 7.9%, primarily driven by the relatively smaller non-deductible compensation expense as a portion of income in 2005, as compared to 2004.

Minority and Non-Controlling Interests

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

Minority and non-controlling interests increased from $(0.1) million for the three months ended June 30, 2006 to $0.6 million for the three months ended June 30, 2007. This increase was almost entirely attributable to improved investment performance of the private investment vehicles we manage.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Minority and non-controlling interests remained relatively constant at $0.6 million for the six months ended June 30, 2006 and 2007 due to similar performance results generated by the private investment vehicles we manage.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Minority and non-controlling interests increased by $1.9 million to $2.0 million for the year ended December 31, 2006 from $0.1 million for the year ended December 31, 2005. This increase was almost entirely attributable to the effects of our initial adoption of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, or FIN 46(R), which resulted in the consolidation of two private partnerships in which we were investors.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Minority and non-controlling interests increased to $0.1 million for the year ended December 31, 2005 from no significant minority interest for the year ended December 31, 2004. This increase is entirely the result of the full-year effect of the consolidation of a private investment partnership in 2005, which was formed in December 2004.

Interest on Mandatorily Redeemable Units

Three Months Ended June 30, 2007 versus Three Months Ended June 30, 2006

Interest on mandatorily redeemable units decreased by $18.9 million to zero for the three months ended June 30, 2007 from $18.9 million for the three months ended June 30, 2006. This decrease was entirely attributable to the accounting consequences of the amendment of the operating agreement of our operating company, on March 31, 2007, to remove all mandatory redemption provisions related to our membership units. The removal of these provisions caused our membership units to be classified as equity, and neither distributions nor subsequent changes to these units’ value were charged to income following the amendment.

Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006

Interest on mandatorily redeemable units decreased by $18.8 million to $16.6 million for the six months ended June 30, 2007 from $35.4 million for the six months ended June 30, 2006. The decrease was due primarily to the amendment of the operating agreement of our operating company as of March 31, 2007, as noted above.

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Interest on mandatorily redeemable units increased by $456.6 million to $516.7 million for the year ended December 31, 2006 from $60.1 million for the year ended December 31, 2005. The primary reason for this increase was a change in the terms of redemption of our capital units arising from the change from a formula-based repurchase plan to a fair-value plan concurrent with our reorganization on December 31, 2006.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Interest on mandatorily redeemable units increased by $40.7 million to $60.1 million for the year ended December 31, 2005 from $19.5 million for the year ended December 31, 2004. The primary reason for this increase was a change in the terms of redemption of our capital units. Effective January 1, 2005, our operating agreement was amended to require that all capital units be repurchased in the event of the holder’s termination, or death, at a formula-based price. Prior to this amendment, all capital units were required to be repurchased at their book value at the time of the holder’s death. Also contributing to the increase in expense was an increase in distributions to holders of capital units during the year ended December 31, 2005 compared to the year ended December 31, 2004.

Liquidity and Capital Resources

Historically, the working capital needs of our business have primarily been met through cash generated by our operations. In addition, on June 12, 2006, we obtained a one-year, $7 million line of credit which allowed us to borrow amounts at various interest rates based on the LIBOR Market Index Rate plus 2.35%. At March 31, 2007, and through June 12, 2007, the expiration date of the line of credit, no amount was outstanding under this line.

We expect that our cash and liquidity requirements in the twelve months following the consummation of this offering, and over the long term, will be met primarily through cash generated by our operations and, to a lesser extent, from borrowings under our current revolving credit facility described below. On July 23, 2007, our operating company borrowed $60.0 million pursuant to a three-year term loan facility, the proceeds of which were used to finance a special one-time distribution to the members of our operating company as of that date. Concurrently, our operating company also obtained a $20.0 million revolving credit facility, which will expire on July 23, 2010, to finance our short-term working capital needs.

Pursuant to the terms of the credit agreement providing for the three-year term loan and revolving credit facility described above, our operating company is required to maintain AUM (as defined in the credit agreement) of at least $20 billion at all times during the term thereof. In addition, one of the lenders’ conditions to the execution of the credit agreement, and a covenant of us during the term of the credit agreement, is that our consolidated EBITDA (as defined in the credit agreement) for the four fiscal quarter period ended March 31, 2007, and as of the end of any subsequent consecutive four fiscal quarter period during the term of the credit agreement, may not be less than $60 million. As of June 30, 2007, our AUM and our consolidated EBITDA were each in excess of the required minimum amounts for these AUM and consolidated EBITDA covenants.

We expect to fund the working capital needs of our business in the twelve months following the consummation of this offering, and over the long term, primarily through cash generated from operations, as well as from potential borrowings under the revolving credit facility described above. We currently expect that the development of new investment strategies will continue to require significant funding, but not in excess of $25 million per year. We expect to fund this development from cash generated from operations.

In connection with the reorganization, Pzena Investment Management, LLC intends to make a distribution to its existing members representing all of the undistributed earnings generated between June 30, 2007 and the date of the offering, less any amounts required to fund its working capital needs.

We anticipate that distributions to the members of our operating company, which, immediately following this offering, will consist of 23 of our current employees, two outside investors and us, will continue to be a material use of our cash resources and will vary in amount and timing based on our operating results and dividend policy. As discussed under “Dividend Policy,” we currently intend to declare regular cash dividends to our Class A stockholders. We are a holding company and have no material assets other than our ownership of membership interests in our operating company As a result, we will depend upon distributions from our operating company to pay any dividends to our Class A stockholders. We expect to cause our operating company to make distributions to us in an amount sufficient to cover dividends, if any, declared by us. Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we expect to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. To the extent we do not have cash on hand sufficient to pay dividends, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing that pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

Our purchase of membership units of our operating company concurrently with this offering, and the future exchanges of Class B units of our operating company, are expected to result in increases in our share of the tax basis of the tangible and intangible assets of our operating company at the time of our acquisition and these future exchanges, which will increase the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of tax that we would otherwise be required to pay in the future. We will enter into a tax receivable agreement with the current members of our operating company and any future holders of Class B units pursuant to which we will agree to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments thereunder. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable, we expect that as a result of the size of the increases in the tax basis of our tangible and intangible assets, the payments that we may make under the tax receivable agreement likely will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, based on the midpoint of the price range per share of our Class A common stock set forth on the cover of this prospectus, we expect that future payments to the three current non-employee members of our operating company in respect of our purchase of membership units from them will aggregate $54.5 million and range from approximately $2.4 million to $6.2 million per year over the next 15 years. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per Class A share would increase (decrease) the aggregate amount of future payments to these non-employee members in respect of the purchase by $3.2 million (or $3.6 million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Future payments to the current members of our operating company and future holders of Class B units in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial.

Cash Flows

For the three months ended June 30, 2007 and 2006, operating activities provided $27.8 million and $0.6 million, respectively. Operating activities provided $21.6 million for the six months ended June 30, 2007, and used $1.7 million for the six months ended June 30, 2006. In both comparative periods, this change is due primarily to the fact that beginning on March 31, 2007, the effective date of an amendment to the operating agreement of our operating company to eliminate its obligation to redeem a member’s units therein under any circumstance, as well as the acceleration of the vesting of all compensatory units then subject to vesting, distributions on all membership units are classified as financing activities in our consolidated statements of cash flows. As a result of this reclassification, net cash provided by operating activities has increased, and net cash provided by financing activities has decreased, beginning in the three months ended June 30, 2007. In addition, the final tax distribution to members of our operating company for 2006 was made in January 2007 compared to the prior year when the final tax distribution to members of our operating company for 2005 was paid in December 2005. Operating activities provided $16.4 million for the year ended December 31, 2006 and used $11.3 million of net cash for the year ended December 31, 2005. This difference arose primarily as a result of higher net income in the year ended December 31, 2006, adjusted to exclude non-cash compensation and non-cash members’ interest expense, compared to the year ended December 31, 2005 and lower tax distributions paid to members of our operating company in the year ended December 31, 2006, due to the fact that the final tax distribution to members of our operating company for 2006 was made in January 2007, whereas the final tax distribution to members of our operating company for 2005 was made in December 2005. Operating activities used $11.3 million for the year ended December 31, 2005 and provided $3.1 million for the year ended December 31, 2004, primarily as a result of increased distributions to members (reflected as interest on mandatorily redeemable units) and higher working capital requirements in the year ended December 31, 2006 compared to the year ended December 31, 2005. Beginning on March 31, 2007, the effective date of an amendment to the operating agreement of our operating company to eliminate its obligation to redeem a member’s units therein under any circumstance, as well as the acceleration of the vesting of all compensatory units then subject to vesting, we expect distributions on all membership units to be classified as financing activities in our consolidated statements of cash flows. As a result, we expect net cash provided by operating activities to increase, and net cash provided by financing activities to decrease, as a result of this reclassification beginning in the three months ended June 30, 2007.

Investing activities consist primarily of investments in affiliates and other investment partnerships, as well as capital expenditures. For the three months ended June 30, 2007 and 2006, investing activities used $1.4 million and $5.9 million, respectively. This change was driven primarily by net investments in investment partnerships in 2006 that were not replicated in 2007. For the three months ended June 30, 2007, we incurred approximately $1.4 million in capital expenditures associated with the build out of additional space in our New York office. For the six months ended June 30, 2007 and 2006, investing activities used $1.4 million and $0.1 million, respectively. This change was driven primarily by the capital expenditures noted above. Net cash provided by investing activities increased by $2.1 million to $2.5 million for the year ended December 31, 2006 from $0.4 million for the year ended December 31, 2005, primarily driven by the liquidation of some of our holdings in certain private investment vehicles. Investing activities provided $0.4 million in net cash for the year ended December 31, 2005 and used $5.3 million for the year ended December 31, 2004. This difference arose primarily as a result of our investment in investment partnerships in the year ended December 31, 2004 that was not replicated in the year ended December 31, 2005, offset by the redemption of certain of our investments in investment partnerships in the year ended December 31, 2005. In addition, we also incurred more significant capital expenditures in the year ended December 31, 2005 as compared to the prior year due to our move to new office spaces in that year. We anticipate that the funding requirements necessary to develop new strategies will continue to be a significant use of our cash resources as we grow and expand our product offerings.

Financing activities consist primarily of contributions from members and contributions from, and distributions to, minority and non-controlling interests. For the three months ended June 30, 2007 and 2006, financing activities used $14.1 million and $5.3 million, respectively. Financing activities used $41.1 million for the six months ended June 30, 2007 and provided $0.2 million for the six months ended June 30, 2006. For both comparative periods, the increase in cash used in financing activities is due primarily to the fact that the amendment to the operating agreement of our operating company, as explained above, reclassifies distributions on all membership units as financing activities in our consolidated statements of cash flows. In addition, a decrease of net cash provided by financing activities arose as a result of a decrease in net cash flows from minority and non-controlling interests in the six months ended June 30, 2007, primarily due to the liquidation of the Pzena Investment Management Select Fund, L.P. during the three months ended March 31, 2007. Net cash provided by financing activities decreased $4.3 million, or 39.5%, to $6.6 million for the year ended December 31, 2006, from $10.9 million for the year ended December 31, 2005. This was primarily as a result of lower proceeds from the exercise of options to acquire membership units in the year ended December 31, 2006 compared to the year ended December 31, 2005. Net cash provided by financing activities increased to $10.9 million for the year ended December 31, 2005, from no net cash provided by financing activities for the year ended December 31, 2004. This difference arose primarily as a result of higher proceeds from the exercise of options to acquire membership units and increased net cash inflows from minority and non-controlling interests in the year ended December 31, 2005 compared to the year ended December 31, 2004. Following the amendment of the operating agreement of our operating company, effective as of March 31, 2007, to eliminate its requirement to redeem units under any circumstance and the acceleration, as of March 31, 2007, of the vesting of all compensatory units then subject to vesting, we expect distributions on all membership units to be classified as financing activities in our consolidated statement of cash flows, beginning with the three months ending June 30, 2007. As a result, we expect net cash provided by financing activities to decrease, and net cash provided by operating activities to increase, as a result of this reclassification beginning with the three months ending June 30, 2007. We anticipate that distributions to the members of our operating company will continue to be a material use of our cash resources, and will vary in amount and timing based on our operating results and dividend policy.

Contractual Obligations

The following table sets forth information regarding our consolidated contractual obligations as of December 31, 2006.

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in millions)

Operating Lease	$17.8	$1.8	$3.9	$4.1	$8.0

Total(1)	$17.8	$1.8	$3.9	$4.1	$8.0

(1)	On July 23, 2007, our operating company borrowed $60.0 million pursuant to a three-year term loan. Had our operating company borrowed this amount by December 31, 2006 pursuant to the proposed terms of this loan, our consolidated contractual obligations related to this loan in the periods indicated above would be $0.0 million (less than one year); $0.0 million (1-3 years); $60.0 million (3-5 years); $0.0 million (more than five years); and $60.0 million (total). In connection with this term loan, our operating company also obtained a $20.0 million three-year, revolving credit facility, but it does not currently have any borrowings outstanding under this facility.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2007.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, our results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial condition. Management believes that the critical accounting policies and estimates discussed below involve additional management judgment due to the sensitivity of the methods and assumptions used.

Unit-based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)), which requires the recognition of the cost of equity-based compensation based on the fair value of the award as of its grant date. Prior to the adoption of FAS 123(R), we accounted for our unit-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. The adoption of FAS 123(R) did not have a material effect on the results of operations or financial condition of the Company.

Pursuant to FAS 123(R), we recognize compensation expense associated with the granting of equity-based compensation based on the fair value of the award as of its grant date if it is classified as an equity instrument, and on the changes in settlement amount for awards that are classified as liabilities. Prior to March 31, 2007, our compensatory membership unit-based awards had repurchase features that required us to classify them as liabilities. Accordingly, distributions paid on these membership units are classified as compensation expense. In addition, changes to their redemption values subsequent to their grant dates have been included in compensation expense. On December 31, 2006, we exchanged all then outstanding profits-only interests into new units and amended the operating agreement of our operating company to, among other things, change the formula pursuant to which we would be required to redeem the previously granted profits-only interests, subsequently exchanged for membership units, to one based on the fair market valuation of our firm. The restated terms of redemption required us to a take a one-time compensation charge of $232.5 million in the three months ended December 31, 2006, which was recorded as compensation expense, with respect to the membership units deemed compensatory. Our operating agreement was further amended as of March 31, 2007, such that our operating company will no longer be required to redeem any membership units for cash upon a member’s termination or death. Accordingly, beginning with our interim financial statements for the three months ended June 30, 2007, we are no longer be required to include in compensation expense the distributions in respect of these membership units or the change in their redemption value.

Consolidation

Our policy is to consolidate all majority-owned subsidiaries in which we have a controlling financial interest and variable-interest entities where we are deemed to be the primary beneficiary. We also consolidate non-variable-interest entities in which we act as the general partner or managing member. All significant intercompany transactions and balances have been eliminated.

Investments in private investment partnerships in which we have a minority interest and exercise significant influence are accounted for using the equity method. Such investments are reflected on the consolidated statements of financial condition as investments in affiliates and are recorded at the amount of capital reported by the respective private investment partnerships. Such capital accounts reflect the contributions paid to, distributions received from, and the equity earnings of, the private investment partnerships. The earnings of these private investment partnerships are included in equity in earnings of affiliates in the consolidated statements of operations.

Income Taxes

Historically, and for all periods presented in the consolidated financial statements included in this prospectus, we have operated as a limited liability company and have elected to be treated as a partnership for tax purposes. No provision has been made for federal or state income taxes because it is the personal responsibility of the individual members to separately report their proportionate share of our taxable income or loss. A provision has been made for the UBT. We are a cash basis taxpayer.

We account for the UBT pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management judgment is required in determining our provision for income taxes, evaluating our tax positions and establishing deferred tax assets and liabilities. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to earnings would result.

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribed the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. We adopted FIN 48 on January 1, 2007. The impact of the adoption of this standard was not material.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or FAS 157. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. Management is in the process of assessing the impact of this standard on our financial statements.

In June 2007, the American Institute of Certified Public Accountants issued Statement of Position No. 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies, or SOP 07-1. SOP 07-1 clarifies the definition of an investment company and whether the specialized accounting model of an investment company may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 will be effective for reporting periods beginning on or after December 15, 2007. We are currently evaluating the potential impact of the adoption of SOP 07-1 on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits an entity to elect to measure certain financial instruments and certain other items at fair value with changes in fair value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of the adoption of SFAS 159 on our consolidated financial statements.

Qualitative and Quantitative Disclosures Regarding Market Risk

Market Risk

Our exposure to market risk is directly related to our role as investment adviser for the separate accounts we manage and the funds for which we act as sub-investment adviser. All of our revenue for the year ended December 31, 2006, and the three and six months ended June 30, 2007, was derived from advisory fees, which are typically based on the market value of AUM. Accordingly, a decline in the prices of securities would cause our revenue and income to decline due to a decrease in the value of the assets we manage. In addition, such a decline could cause our clients to withdraw their funds in favor of investments offering higher returns or lower risk, which would cause our revenue and income to decline further.

We are also subject to market risk due to a decline in the prices of our investments in affiliates and the value of the holdings of our consolidated subsidiaries, both of which consist primarily of marketable securities. At June 30, 2007, the fair value of these assets was $13.4 million. Assuming a 10% increase or decrease, the fair value would increase or decrease by $1.3 million at June 30, 2007.

Interest Rate Risk

The $60.0 million that our operating company borrowed pursuant to a three-year term loan on July 23, 2007, and any amounts that our operating company borrows under the $20.0 million revolving credit facility it also obtained on that date, will accrue interest at variable rates. Interest rate changes may therefore affect the amount of our interest payments, future earnings and cash flows. Based on the consolidated debt obligations that we expect to have as of the consummation of this offering, we estimate that the related interest expense payable would increase by $0.6 million on an annual basis, in the event interest rates were to increase by one percentage point.

BUSINESS

Overview

Founded in late 1995, Pzena Investment Management, LLC is a premier value-oriented investment management firm with a record of investment excellence and exceptional client service. We have established a positive, team-oriented culture that enables us to attract and retain the best people. Over the past eleven and a half years, we have built a diverse, global client base of respected and sophisticated institutional investors, high net worth individuals and select third-party distributed mutual funds for which we act as sub-investment adviser.

We utilize a classic value approach to investing and seek to make investments in good businesses at low prices. Our approach and process have helped us achieve attractive returns over the long term. We currently manage assets in ten value-oriented investment strategies across a wide range of market capitalizations in both U.S. and international capital markets. Over the period from December 31, 2002 to June 30, 2007, our AUM grew from $3.1 billion to $30.6 billion, representing a compound annual growth rate of 66%. As of June 30, 2007, we managed money for over 375 separate client relationships on behalf of institutions and high net worth individuals and acted as sub-investment adviser to twelve SEC-registered mutual funds and ten offshore funds.

Our investment discipline and our commitment to a classic value approach have been important elements of our success. We construct concentrated portfolios of inexpensive, good businesses selected through a rigorous fundamental research process similar to the approach of a private equity investor. Our investment decisions are not motivated by short-term results or aimed at closely tracking specific market benchmarks. Generating excess returns by utilizing a classic value investment approach requires:

•	willingness to invest in companies before their stock prices reflect signs of business improvement, and

•	significant patience, based upon our understanding of the business’ fundamentals, and our long-term investment horizon.

As a people-driven business, our success depends on our entire team of 70 employees, including 23 employee members who collectively own 76.8% of the ownership interests in our operating company. This group is led by our four-person Executive Committee, consisting of Messrs. Pzena, Goetz, Krishna and Lipsey.

Our Competitive Strengths

We believe that the attractive performance of our investment strategies, and our success in the asset management business, are based on the following competitive strengths:

•	Focus on Investment Excellence. We recognize that we must achieve investment excellence in order to attain long-term business success. All of our business decisions, including the design of our investment process and our willingness to limit AUM in our investment strategies, are focused on producing attractive long-term investment results. According to eVestment Alliance, LLC, all five of our investment strategies that have a five-year track record have ranked in the top half of their institutional peer groups as of June 30, 2007. Our four largest investment strategies, Large Cap Value, Value Service, Global Value and Small Cap Value, have each outperformed their relevant benchmarks since their inception by 3.5%, 4.5%, 3.0% and 5.0%, respectively, on an annualized basis. We believe that our investment performance, together with our willingness to close our strategies to new investors in order to optimize the prospects for future performance, has contributed to our positive reputation among our clients and the institutional consultants who advise them.

•	Consistency of Investment Process. Since our inception over eleven years ago, we have utilized a classic value investment approach and a systematic, disciplined investment process to construct portfolios for our investment strategies in the U.S. and international markets across all market capitalizations. The consistency of our process has allowed us to leverage the same investment team to efficiently launch new products. The excess returns that we have generated for our clients over the long term have enabled us to attract new and existing clients to our recently launched strategies at an earlier stage in their development than otherwise is typical. Our consistent investment process and our successful investment track record have resulted in strong brand recognition of our firm in the investment community.

•	Diverse and High Quality Client Base. Through a combination of attractive investment performance, consistency in investment approach and a commitment to client service, we have developed a favorable reputation in the institutional investment community. This is evidenced by our strong relationships with consultants and the diversity and sophistication of our investors. The strength of these relationships has also been beneficial in attracting client assets in the early stages of new product launch.

As the number of institutional consultants recommending our investment strategies has grown, we have significantly expanded our institutional client base. In each of the last five years, we received significantly more new money to manage from clients than we have seen withdrawn from the firm. We added approximately $6.8 billion and $1.3 billion of net new money in 2006 and the six months ended June 30, 2007, respectively. These amounts included the addition of 105 new institutional clients, who are advised by a total of 38 different consultants, and the loss of only 21 institutional separate account clients. With the exception of two of our sub-advised accounts, no single account represented more than 3% of our AUM as of June 30, 2007.

•	Talented Investment Professionals and a Team-Oriented Approach. Our greatest asset is the talent of the individuals who execute our investment approach. In addition to detailed financial analysis, our investment process requires a long-term view of the nature of each business we are considering, the company’s current and likely future competitive standing and the management team’s strategies for change. Therefore, we have assembled a diverse team that includes individuals with corporate management, private equity, management consulting, legal, accounting and Wall Street experience. Their wide range of experiences gives us unique perspectives while executing our in-depth, research-based decision making process. To capitalize on the diversity of these backgrounds, we follow a collaborative, consensus-oriented approach to making investment decisions, in which any of our investment professionals, irrespective of seniority, can play a significant role.

•	Employee Retention. As a people-driven business, we have focused on building an environment that we believe is attractive to talented investment professionals. Important among our practices are our team-oriented approach to investment decisions, rotation of coverage areas among individuals and a culture of employee ownership of our firm. In the past five years, only one investment professional has left the firm. We believe we are well positioned to continue to attract and retain highly qualified investment professionals going forward.

•	Culture of Ownership. We believe in significant ownership of our business by the key contributors to our success. Since our inception, we have communicated to all our employees that they have the opportunity to become partners in our operating company. We currently have 23 employee owners positioned within all functional areas of the firm. We believe this ownership model results in a shared sense of purpose with our clients and their advisers. Following this offering, we intend to continue fostering a culture of ownership through our equity incentive plans, which are designed to align our team’s interests with those of our stockholders and clients. We believe this culture of ownership contributes to our low staff turnover, team orientation and connection with clients.

Our Business Strategy

The key to our success is continued long-term investment performance. In conjunction with this, we believe the following strategies will enable us to continue to grow our business.

•	Capitalize on Growth Opportunities in Our International Value and Global Value Strategies. Since our inception, we have made it a practice to leverage our knowledge of value investing and our investment processes to create new investment strategies for our clients. In early 2004, this manifested itself in the launch of our International Value and Global Value investment strategies. Among both institutional and retail investors industry-wide, there has been increasing levels of investments in portfolios including non-U.S. equities. Now that both of these strategies have recently completed three-year track records, an important prerequisite for consideration by many investors, we expect to participate more broadly in these industry-wide flows. We believe that our ability to attract assets from 60 clients to these investment strategies which, as of December 31, 2006, totalled $1.3 billion, prior to the completion of our three-year investment track record for these strategies, is a sign of our strong prospects in this regard. In the six months ended June 30, 2007, the AUM in these strategies grew by $1.4 billion for a total of $2.7 billion.

•	Employ Our Proven Process to Introduce New Products. We anticipate continuing to offer new investment strategies over time, on a measured basis, consistent with our past practice. We have introduced five of our ten current investment strategies, which collectively represent 9.3% of our total AUM as of June 30, 2007, since December 31, 2003. We believe that we will continue to be able to launch new products efficiently and successfully, utilizing our proven investment process. Among the products we are considering for potential launch are: Emerging Markets, International Small Cap, European Value, Japan Value and more diversified versions of some of our existing domestic and international value investment strategies.

•	Collaborate with Strong Distributors to Create Customized Products. Over the past several years, we have developed strong relationships with certain distributors who have packaged our investment strategies within their products. Most significant among these is our relationship with John Hancock Advisers. We currently sub-advise four mutual funds for John Hancock Advisers, which represented $9.9 billion of our AUM at June 30, 2007. Working closely with them, we have developed, and intend to continue to develop, new investment strategies which they believe will be well received by their clients. Recently, with John Hancock Advisers, we have created additional U.S. equity strategies that are not subject to the same capacity constraints as many of our existing concentrated portfolios. In 2007, this led to the launch of our Mega Cap Value investment strategy (as described under “— Our Investment Strategies”) and a more diversified version of our Large Cap Value investment strategy, each through sub-advised mutual funds. We believe that our investment expertise and processes are well suited to these strategies and that we will be able to invest substantial client assets before we would need to consider closing these strategies to new investors.

•	Work with Our Strong Consultant Relationships. We have built strong relationships with the most important investment consulting firms who advise potential institutional clients. New accounts sourced through consultant-led searches have been a large driver of the growth of our AUM in each of the past five years and are expected to be a major component of our future growth. We believe that these relationships will assist us in introducing new strategies to key segments of the investing community.

•	Expand Our Non-U.S. Client Base. As part of the overall expansion of our business, we have increased our efforts to develop our non-U.S. client base. Through our strong relationships with global consultants, we have been able to accelerate the development of our relationships with their non-U.S. branches. We expect to achieve considerable growth of this client base through these relationships and by directly calling on the world’s largest institutional investors. These marketing efforts have been particularly successful in the UK, Australia and Canada. We have also sought to expand our non-U.S. base through our relationships with non-U.S. mutual fund and other investment fund advisors. As of June 30, 2007, we managed $4.1 billion in separate accounts, co-mingled funds and sub-advised funds on behalf of 39 non-U.S. clients, a significant increase from the $0.6 billion we managed on behalf of ten non-U.S. clients as of December 31, 2004. We expect considerable growth in this client base, particularly for our Global Value investment strategy, now that it has a three-year track record.

•	Leverage Our Value Investment Expertise to Selectively Develop Alternative Products. We believe that we can further capitalize on our investment expertise and our strong reputation through the development of alternative strategies based upon our value investing process. In the current investment management environment, investors have exhibited a strong appetite for alternative strategies that are less correlated to traditional market benchmarks. Consistent with these opportunities, we recently established a joint venture for an options-based hedge fund that applies our value investing process to options investing. This joint venture managed $13 million in this strategy as of June 30, 2007.

Our Investment Team

We believe we have built an investment team that is well-suited to implementing our classic value investment strategy. Our investment team is distinguished by a diverse set of backgrounds including former corporate management, private equity, management consulting, legal, accounting and Wall Street professionals. Their diverse business backgrounds are instrumental in enabling us to make investments in companies where we would be comfortable owning the entire business for a three- to five-year period. We look beyond temporary earnings shortfalls that result in stock price declines, which may lead others to forego investment opportunities, if we believe the long-term fundamentals of a company have not changed.

We have an 19-member investment team. Each member serves as a research analyst, and certain members of the team also have portfolio management responsibilities. There are three portfolio managers for each investment strategy. These three managers have joint decision-making responsibility, and each has “veto authority” over all decisions regarding the relevant portfolio. For each of our current investment strategies, these three senior members are identified under “— Our Investment Strategies.”  Research analysts have sector and company-level research responsibilities which span all of our investment strategies, including those with an international focus. In order to facilitate the professional development of our team, and to keep a fresh perspective on our portfolio companies, our research analysts rotate industry coverage every three years.

We follow a collaborative, consensus-oriented approach to making investment decisions, such that all members of our investment team, irrespective of their seniority, can play a significant role in this decision making process. We hold weekly research review meetings attended by all portfolio managers and relevant research analysts, and are open to other members of our firm, at which we openly discuss and debate our findings regarding the normalized earnings power of potential portfolio companies. In addition, we hold daily morning meetings, attended by our portfolio managers, research analysts and portfolio administration and client service personnel, in order to review developments in our holdings and set a trading strategy for the day. These meetings are critical for sharing relevant developments and analysis of the companies in our portfolios. Our collaborative culture is attractive to our investment professionals, as evidenced by the fact that only one investment professional has left our firm during the past five years.

Our Investment Criteria and Process

We identify investment opportunities by following a proprietary, research-driven process. In general, we only consider investments in companies in the relevant investment universe that are among the 20% least expensive, based on the ratio of their current stock price to our estimate of their normalized long-term earnings power. This ensures that the composition of our clients’ portfolios are not determined by emotional inputs that can lead to investments in overvalued securities. We systematically sell securities within our portfolios when their valuation reaches the fiftieth percentile of the relevant investment universe, based on the same ranking system. We expect to hold positions for a significant period of time, which has historically averaged slightly more than three years. Our criteria and processes for security selection, portfolio construction and monitoring, selling and trading are described in detail below.

Security Selection

Since we view ourselves as buyers of businesses, as opposed to buyers of stocks, we apply intensive fundamental research to companies that are underperforming their historically demonstrated earnings power to determine if they meet our investment criteria. We generally seek to invest in companies that exhibit the following five characteristics:

•	the company’s share price is low relative to our estimate of its normalized earnings power (i.e., the earnings expected when business conditions are neither depressed nor inflated);

•	the company’s current earnings are below its historic norms;

•	the company’s management has a sound plan for earnings recovery;

•	the company has a history of earning attractive long-term returns; and

•	the investment has identifiable downside protection (e.g., hard assets, superior cost structures, intellectual property, or an unassailable customer base).

We systematically review our proprietary computer model, which ranks companies in the relevant investment universe from the least to the most expensive on the basis of the ratio of their current stock price to our analysis of their normalized long-term earnings power. We assign research priority to stocks in the most undervalued 20% of the relevant investment universe, those exhibiting a group or sector theme and those offering portfolio diversification benefits. The three co-portfolio managers with overall responsibility for a particular investment strategy collectively assess whether the causes of a company’s undervaluation are likely to be temporary and whether our research process is likely to enable us to “figure it out.”  If a company exhibits both criteria, we then charge a research analyst with conducting preliminary research on the company. This stage of our research, which generally takes two weeks, is based on publicly available information, other financial analysts’ reports, interviews and other relevant information.

Upon conclusion of this preliminary research, we assess the research analyst’s findings at our weekly research review meeting in order to test the assumptions of our earnings forecasting computer model. Approximately 75% of the companies initially researched are then eliminated and the remaining 25% of the companies are researched in significantly greater depth. This stage of our research, which may take anywhere from a few weeks to several months, includes an analysis of the company’s key profit and cash flow drivers and interviews with suppliers, competitors, customers and other relevant sources. Our in-depth research is designed to enable us to discuss with the company’s management the strategic options available to them over the next several years, probe the key business issues uncovered in our research and test our investment thesis against management’s perception of the business.

Upon completion of our research and discussions with the company’s management, the research analyst develops a five-year financial statement forecast, typically including segment-level profitability and asset utilization, and a final estimate of the company’s normalized earnings. Based on these forecasts, our portfolio managers and research analysts again assess the company’s normalized earnings power at our weekly research review meeting. Our process requires that all three portfolio managers for the relevant investment strategy agree that the company’s valuation, based on our assessment of its normalized earnings power, is attractive enough to include a position in the portfolio.

Portfolio Construction

Our investment decisions are not motivated by short-term results or aimed at closely tracking specific market benchmarks. We set weights for each of the positions within our portfolios according to the criteria described below. Generally, industry and sector weights (and country weights for the portfolios including non-U.S. listed issuers) are the result of our security selection process.

Our first criterion is valuation. Generally, the most undervalued companies receive the highest weightings in our portfolios. We place maximum industry sector constraints on many of our portfolios and minimum industry sector constraints on selected portfolios.

Next, we determine whether the industry in which the company operates is inexpensive or whether the company is an outlier. We prefer higher weightings in businesses where there is broad industry undervaluation rather than a single company’s inexpensiveness.

Thirdly, we assess the nature of each company’s undervaluation. Companies receive higher weightings when we judge that our analysis will enable us to make reasonable earnings estimates. On the other hand, we are likely to give little or no weight to companies where its stock price is clearly inexpensive, but the underlying resolution of the undervaluation is unlikely to be estimated through our in-depth research process. Outstanding legal judgments against a company or industry, or estimating demand for new products or services are examples of such “unresearchable” circumstances.

Finally, everything else being equal, we are inclined to give higher weight to positions that will help diversify the portfolio. Thus, while our portfolio construction process is independent of any index, our goal is that the portfolio consists of a broadly diversified group of businesses.

Our bi-weekly portfolio review meetings are attended by portfolio managers, portfolio administrators and client service professionals. At these meetings, portfolio managers review and construct a model portfolio for new accounts to follow for initial investments and existing accounts to attempt to follow for current management. The entire investment team evaluates the need for any changes to this model, which are made as a result of these meetings, or between them if intervening developments in any position require us to reconsider the model.

Portfolio Monitoring

Once a stock is added to the portfolio, we continue to monitor company and industry news and, as appropriate, have discussions and meetings with its management. At our daily morning meetings, portfolio managers, research analysts and traders review developments in our holdings and set the day’s trading strategy. When appropriate, we will make decisions to trim or add to a position based on information reviewed and analyzed during these meetings. We hold these meetings with this frequency in order to ensure that we are continually reviewing developments relevant to our understanding and analysis of the companies in our portfolios.

Sell Discipline

We systematically sell any stock once its valuation reaches the fiftieth percentile of the relevant investment universe. A security’s target price is determined by multiplying the normalized earnings per share for a company by the midpoint price-to-normalized earnings ratio of the relevant investment universe. There are two ways a security can reach this target — price appreciation or a reduction in its normalized earnings estimate. In the latter case, a stock may be sold if we determine that our initial normalized earnings estimate was too high. In either case, we maintain our sell discipline, which dictates that a stock must be sold when it reaches its target price. In addition, if we find a security with return and risk characteristics superior to those of another in the portfolio, we will sell earlier.

Trading

Portfolio administrators are responsible for translating portfolio construction decisions into actual trading instructions that are then passed on to our traders for execution. Trade allocation, along with pre-trade compliance review, is completed on our internal trading and portfolio management system.

We have a Best Execution Committee that meets quarterly to review the previous quarter’s trading activity and to address any issues. This committee is comprised of individuals from Compliance, Trading, Research, Portfolio Accounting and Portfolio Administration. In addition to an analysis of the trades and brokers used, the current trading budget is reviewed. By completing this review, individuals from all areas of the firm discuss trading activity, and the current broker relationships the firm maintains. On a weekly basis, we review the portfolios to see that security position sizes and sector weightings are in line with the current investment strategy, in an attempt to keep dispersion to a minimum.

Our Investment Strategies

As of June 30, 2007, our approximately $30.6 billion in AUM were invested in ten value-oriented investment strategies, representing distinct capitalization segments of U.S. and international markets. The following table describes our current investment strategies, and the allocation of our approximately $30.6 billion in AUM among them, as of June 30, 2007.

Strategy	Portfolio Managers(1)	AUM
		(in millions)

Large Cap Value	DeSpirito, Goetz and Pzena	$19,139
Value Service	Cai, Goetz and Pzena	6,203
Global Value	Krishna, Goetz and Peterson	2,121
Small Cap Value	Silver, Goetz and Pzena	1,220
Mid Cap Value	Tandon, Goetz and Pzena	624
All Cap Value	Kohn, Goetz and Pzena	587
International Value	Krishna, Goetz and Peterson	558
Diversified Value	DeSpirito, Goetz and Pzena	161
Hedged Value	Joint Venture with Rauner	13
Mega Cap Value	DeSpirito, Goetz and Pzena	7
Other Strategies	N/A	8

Total(2)		$30,641

(1)	The first portfolio manager listed has day-to-day responsibility for implementing the investment strategy.
(2)	Figures do not add due to rounding.

We understand that our ability to retain and grow assets as a firm has been, and will be, driven primarily by delivering attractive investment results to our clients. As a consequence, we have prioritized, and will continue to prioritize, investment performance over asset accumulation. Where we deemed it necessary, we have closed certain products to new investors in order to preserve capacity to effectively implement our concentrated investment strategies for the benefit of existing clients. We stopped accepting new clients in our Small Cap Value strategy in 2001 and, over the intervening years, have taken similar measures with regard to Mid Cap Value, Value Service, and All Cap Value and, in the third quarter of 2006, Large Cap Value. After closing products to new investors, we maintain waiting lists of potential clients who have expressed interest in investing in these strategies. Additional capacity may be created by asset flows or substantial growth in the markets in which we invest, and we will periodically add new clients as a result of additional capacity. As a result, we have recently re-opened our Large Cap Value, Value Service, Small Cap Value, Mid Cap Value and All Cap Value strategies, primarily as a result of the growth in their respective investable universes.

Our current investment strategies are further described below. We follow the same investment process (as described above in “— Our Investment Criteria and Process”) for each of these strategies. Our investment strategies are distinguished by the market capitalization ranges from which we select securities for their portfolios, which we refer to as each strategy’s investment universe, as well as the regions in which we invest. While our investment process includes ongoing review of companies in the investment universes described below, our actual investments may include companies outside of the relevant market capitalization range at the time of our investment. In addition, the number of holdings typically found in the portfolios of each of our investment strategies may vary as described below.

Large Cap Value.  We screen a universe of the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio of 30 to 40 stocks. We launched this strategy in October 2000, closed it to new investors in September 2006, and have recently re-opened it.

Value Service.  We screen a universe of the 1,000 largest U.S.-listed companies, based on market capitalization, to build a portfolio of 30 to 40 stocks. We launched this strategy in January 1996, closed it to new investors in June 2004, and have recently re-opened it.

Global Value.  We screen a universe of the 1,500 largest non U.S.-listed companies, based on market capitalization, and the 500 largest U.S.-listed companies, based on market capitalization, to build a portfolio of 40 to 60 stocks. We launched this strategy in January 2004. This portfolio is currently open to new investors.

Small Cap Value.  We screen a universe of U.S.-listed companies ranked from the 1,001th to 3,000th largest, based on market capitalization, to build a portfolio of 40 to 50 stocks. We launched this strategy in January 1996, closed it to new investors in December 2001, and have recently re-opened it.

Mid Cap Value.  We screen a universe of U.S.-listed companies ranked from the 201st to 1,200th largest, based on market capitalization, to build a portfolio of 30 to 40 stocks. We launched this strategy in September 1998, closed it to new investors in June 2004, and have recently re-opened it.

All Cap Value.  We screen a universe of the 3,000 largest U.S.-listed companies, based on market capitalization, to build a portfolio of approximately 25 stocks. We launched this strategy in May 2001, closed it to new investors in December 2001, and have recently re-opened it.

International Value.  We screen a universe of the 1,500 largest non U.S.-listed companies, based on market capitalization, to build a portfolio of 30 to 50 stocks. We launched this strategy in January 2004. This portfolio is currently open to new investors.

Diversified Value.  We screen a universe of the 400 largest U.S.-listed companies, based on market capitalization, to build a portfolio of 70 to 90 stocks and, thereby, seek to reduce the level of volatility that may generally be typical of our more concentrated portfolios. Up to 20% of the portfolio can opportunistically be invested in non-U.S. issuers within the same market capitalization range. We launched this strategy in July 2006. We currently offer this product through our relationship with John Hancock Advisers, serving as the sub-investment adviser to the John Hancock Classic Value Fund II.

Hedged Value.  We have entered into a joint venture, PAI Hedged Strategies, LP, to manage a hedge fund which combines our intensive fundamental research with an options trading strategy. Leonard Rauner, our joint venture partner, who serves as the day-to-day portfolio manager, has 24 years of options trading experience. This fund was launched in May 2006.

Mega Cap Value.  We screen a universe of the 250 largest U.S.-listed companies, based on market capitalization, to build a portfolio of 30 to 40 stocks. We launched this strategy in March 2007. We currently offer this product through our relationship with John Hancock Advisers, serving as the sub-investment adviser to the John Hancock Classic Value Mega Cap Fund.

Our Product Development Approach

A major component of our growth has been the development of new products. Prior to seeding a new product, we perform in-depth research on the potential market for the product, as well as its overall compatibility with our investment expertise. This process involves analysis by our client team, as well as by our investment professionals. We will only launch a new product if we believe that it can add value to a client’s investment portfolio through investment excellence. If appropriate, we create partnerships with third parties to enhance the distribution of a product or add expertise that we do not have in-house. Prior to marketing a new product, we generally incubate the product for a period of one to five years. Products are incubated using primarily our own capital, typically along with an outside investor, so that we can test and refine our investment strategy and process before actively marketing the product to our clients.

Furthermore, we continually seek to identify opportunities to extend our investment process into new markets or to apply it in different ways to offer clients additional strategies. This led to the introduction of our Global Value and International Value strategies in 2004 and, more recently, to the introduction of our Mega Cap Value, Diversified Value and Hedged Value strategies. We are currently incubating several products, including alternative strategies, which we believe will be highly attractive to our clients in the future.

Our Investment Performance

Since we are long-term fundamental investors, we believe that our investment strategies yield the most benefits, and are best evaluated, over a long-term timeframe.

The following table indicates the annualized returns, gross and net (which represents annualized returns prior to and after payment of advisory fees, respectively) of our seven largest investment strategies from their inception to June 30, 2007, and in the five-year, three-year, and one-year periods ended June 30, 2007, relative to the performance of: (i) the market index which is most commonly used by our clients to compare the performance of the relevant investment strategy, and (ii) the S&P 500® Index, which is provided for the limited purpose of providing a comparison to the broader equity market.

	Period Ended June 30,(1)
	Since
Investment Strategy (Inception Date)	Inception	5 Years	3 Years	1 Year

Large Cap Value (October 2000)
Annualized Gross Returns	12.1%	15.9%	15.3%	24.0%
Annualized Net Returns	11.6%	15.4%	14.7%	23.4%
Russell 1000® Value Index	8.6%	13.3%	15.9%	21.9%
S&P 500® Index	2.4%	10.7%	11.7%	20.6%

Value Service (January 1996)
Annualized Gross Returns	16.5%	17.2%	15.0%	26.4%
Annualized Net Returns	15.6%	16.3%	14.2%	25.7%
Russell 1000® Value Index	12.0%	13.3%	15.9%	21.9%
S&P 500® Index	9.9%	10.7%	11.7%	20.6%

Global Value (January 2004)
Annualized Gross Returns	18.3%	N/A	19.4%	20.8%
Annualized Net Returns	17.2%	N/A	18.3%	20.0%
MSCI Worldsm Index — Net/US$(2)	15.3%	N/A	16.7%	23.6%
S&P 500® Index	11.0%	N/A	11.7%	20.6%

Small Cap Value (January 1996)
Annualized Gross Returns	18.7%	16.9%	17.4%	25.7%
Annualized Net Returns	17.3%	15.7%	16.2%	24.4%
Russell 2000® Value Index	13.7%	14.6%	15.0%	16.1%
S&P 500® Index	9.9%	10.7%	11.7%	20.6%

Mid Cap Value (September 1998)
Annualized Gross Returns	18.5%	17.1%	15.3%	25.6%
Annualized Net Returns	17.7%	16.4%	14.5%	24.7%
Russell Mid Cap® Value Index	14.6%	17.2%	19.3%	22.1%
S&P 500® Index	6.9%	10.7%	11.7%	20.6%

All Cap Value (May 2001)
Annualized Gross Returns	18.6%	20.7%	16.9%	29.2%
Annualized Net Returns	17.4%	18.5%	15.7%	27.9%
Russell 3000® Value Index	9.4%	13.4%	15.9%	21.3%
S&P 500® Index	4.9%	10.7%	11.7%	20.6%

International Value (January 2004)
Annualized Gross Returns	19.5%	N/A	19.9%	17.8%
Annualized Net Returns	18.3%	N/A	18.8%	17.0%
MSCI EAFE® Index — Net/US$(2)	20.3%	N/A	22.2%	27.0%
S&P 500® Index	11.0%	N/A	11.7%	20.6%

(1)	The historical returns of these investment strategies are not necessarily indicative of their future performance or the performance of any of our other current or future investment strategies.
(2)	Net of applicable withholding taxes.

Advisory Fees

We earn advisory fees on the separate accounts that we manage and under our sub-investment advisory agreements for mutual funds and other investment funds.

On our separately-managed accounts, we are paid fees according to a schedule which varies by investment strategy. The substantial majority of these accounts pay us management fees pursuant to a schedule in which the rate we earn on the AUM declines as the amount of AUM increases, subject to a minimum fee to manage the account. Certain of these clients pay us fees according to the performance of their accounts relative to certain agreed-upon benchmarks, which results in a slightly lower base fee, but allows for us to earn higher fees if the relevant investment strategy out-performs the agreed-upon benchmark.

As of June 30, 2007, we sub-advised twelve SEC-registered mutual funds pursuant to sub-investment advisory agreements which generally have initial two-year terms, subject to the applicable requirements of the Investment Company Act, and are renewable only if approved annually by the fund’s board of directors after the initial term. In addition, we sub-advise ten offshore funds. Pursuant to these agreements, we are generally paid a management fee according to a schedule, in which the rate we earn on the AUM declines as the amount of AUM increases. Certain of these funds pay us fixed rate management fees. Due to the substantially larger account size of certain of these accounts, the average advisory fees we earn on them are lower than the advisory fees we earn on our separately-managed accounts.

The majority of the advisory fees we earn on separately-managed accounts are based on the value of AUM at a specific date on a quarterly basis, either in arrears or in advance. Advisory fees on certain of our separately-managed accounts, and with respect to most of the mutual funds that we sub-advise, are calculated based on the average of the monthly or daily market value of the account. Advisory fees are also adjusted for any cash flows into or out of a portfolio, where the cash flow represents greater than 10% of the value of the portfolio. While a specific group of accounts may use the same fee rate, the method used to calculate the fee according to the fee rate schedule may differ, as described above.

Our Client Relationships and Distribution Approach

We have successfully grown our client base over the past five years. As of June 30, 2007, we managed separate accounts on behalf of over 375 institutions and high net worth individuals and acted as sub-investment adviser for twelve SEC-registered mutual funds and ten offshore funds. We believe that strong relationships with our clients are critical to our ability to succeed and continue to grow our AUM. In building these relationships, we have focused our efforts where we can efficiently access and service large pools of sophisticated clients with our team of 15 dedicated marketing and client service professionals. We distribute our products to institutions and individuals primarily through the efforts of our internal sales team, who calls on them directly and on the consultants who serve them, as well as through the marketing programs of our sub-investment advisory partners. Since our objective is to attract long-term investors with an investment horizon in excess of three years, our sales and client service efforts focus on educating our investors regarding our disciplined value investment process and philosophy.

Our marketing effort is led by our five person sales team, which is responsible for:

•	identifying and marketing to prospective institutional clients;

•	responding to requests for investment management proposals; and

•	developing and maintaining relationships with independent consultants.

Direct Institutional Relationships

Since our inception, we have directly offered institutional investment products to public and corporate pension funds, endowments, foundations and Taft-Hartley plans. Wherever possible, we have sought to develop direct relationships with the largest U.S. institutional investors, a universe we define to include approximately 1,000 plan sponsors with greater than $300 million in plan assets. Over the past two years, we have focused on expanding this direct calling effort to selected potential institutional clients outside of the U.S.

Investment Consultants

We estimate that approximately 70% of all retirement plan assets are advised by investment consultants, with a relatively small number of these consultants representing a significant majority of these relationships. We have targeted our efforts on the 75 largest consulting firms focused primarily on plan sponsors. As a result of a consistent servicing effort over our history, we have built strong relationships with those consulting firms that we believe are the most important consulting firms and believe that most of them rate our open investment strategies favorably. New accounts sourced through consultant-led searches have been a large driver of the growth of our AUM in each of the past five years and are expected to be a major component of our future growth. We seek to develop direct relationships with accounts sourced through consultant-led searches by our ongoing marketing and client service efforts, as described below.

Sub-Investment Advisory Distribution

In August 2002, we partnered with John Hancock Advisers to rebrand a mutual fund we had been managing as the John Hancock Classic Value Fund. John Hancock Advisers became the investment adviser to this fund and we became its sub-investment adviser. Our relationship with John Hancock Advisers has since expanded to include three additional mutual funds. John Hancock Advisers is responsible for the marketing and client service for these funds, driven by its 81 wholesalers in the field and 94 other internal support and key account managers. Capitalizing on our relationship with John Hancock Advisers allows us to access and maintain relationships with a wider segment of the investing community than we can access on our own, while maintaining our lean and efficient distribution system.

This relationship has been an attractive source of growth for us as well as John Hancock Advisers. We currently sub-advise four mutual funds that are advised by John Hancock Advisers. As of June 30, 2007, these four mutual funds represented $9.9 billion of our AUM. Three of these mutual funds contributed $2.3 billion and $2.9 billion to our net inflows in 2005 and 2006, respectively. These four mutual funds contributed $0.2 billion to our net inflows in the six months ended June 30, 2007. For the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, approximately 8%, 14%, 20%, 19% and 22%, respectively, of our total revenue was generated from our sub-investment advisory agreements for these four mutual funds. Our sub-investment advisory agreement with the John Hancock Classic Value Fund represented all, or substantially all, of this revenue during these periods. The success of this relationship has encouraged us to selectively establish relationships with other mutual fund and fund providers in the United States, who offer us opportunities to efficiently access new market segments through sub-investment advisory roles. We have also established relationships with fund providers outside the United States, such as BNP Paribas Asset Management, for which we sub-advise the Parvest U.S. Value Fund.

High Net Worth Advisory Firms

We have effectively accessed the high net worth segment of the investing community through relationships with well respected wealth advisers who utilize our investment strategies in investment programs they construct for their clients. Similar to our approach with consultants, we have targeted select firms around the world serving the family office and ultra high net worth market. This approach leads to a highly productive client servicing model and very strong relationships with wealth advisers, who ultimately view us as partners in their investment programs. Occasionally, we establish direct separate account relationships with high net worth individuals.

Client Service

Our client team’s consistent efforts are instrumental to maintaining our direct relationships with institutional and individual separate account clients and developing direct relationships with separate accounts sourced through consultant-led searches. We have a dedicated client service team, which is primarily responsible for addressing all ongoing client needs, including periodic updates and reporting requirements. Our sales team assists in providing ongoing client service to existing institutional accounts. Our institutional distribution, sales and client service efforts are also supported, as necessary, by members of our investment team.

Our client service team consists of individuals with both general business backgrounds and investment research experience. Our client team members are fully integrated into our research team, attending both research meetings and company management meetings to ensure our clients receive primary information. As appropriate, we introduce members of our research and portfolio management team into client portfolio reviews to ensure that our clients are exposed to the full breadth of our investment resources. We also provide quarterly reports to our clients in order to share our investment perspectives with them. We also meet and hold conference calls regularly with clients to share perspectives on the portfolio and the current investment environment.

Competition

In order to grow our business, we must be able to compete effectively to maintain existing AUM and attract additional AUM. Historically, we have competed for AUM principally on the basis of:

•	the performance of our investment strategies;

•	our clients’ perceptions of our drive, focus and alignment of our interests with theirs;

•	the quality of the service we provide to our clients and the duration of our relationships with them;

•	our brand recognition and reputation within the investing community;

•	the range of products we offer; and

•	the level of advisory fees we charge for our investment management services.

Our ability to continue to compete effectively will also depend upon our ability to attract highly qualified investment professionals and retain our existing employees. We compete in all aspects of our business with a large number of investment management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. For additional information concerning the competitive risks that we face, see “Risks Factors — Risks Related to Our Business — The investment management business is intensely competitive.”

Employees

At June 30, 2007, we had 70 full-time employees. This includes 19 investment professionals; 3 traders; 15 client service and marketing personnel; 17 employees in operations; 12 legal, compliance and finance personnel and 4 other employees.

Facilities

Our corporate headquarters and principal offices are located at 120 West 45th Street, New York, New York 10036, where we occupy approximately 32,000 square feet of space under a non-cancellable operating lease, the term of which expires in October 2015. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Legal Proceedings

In the normal course of business, we may be subject to various legal and administrative proceedings. Currently, there are no legal proceedings pending or threatened against us.

REGULATORY ENVIRONMENT AND COMPLIANCE

Our business is subject to extensive regulation in the United States at both the federal and state level, as well as by self-regulatory organizations. Under these laws and regulations, agencies that regulate investment advisers have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines.

SEC Regulation

Our operating company, Pzena Investment Management, LLC, is registered as an investment adviser with the SEC. As a registered investment adviser, it is subject to the requirements of the Investment Advisers Act, and the SEC’s regulations thereunder, as well as to examination by the SEC’s staff. The Investment Advisers Act imposes substantive regulation on virtually all aspects of our business and our relationships with our clients. Applicable requirements relate to, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, performance fees, solicitation arrangements, conflicts of interest, advertising, recordkeeping, reporting and disclosure requirements. Twelve of the funds for which Pzena Investment Management, LLC acts as the sub-investment adviser are registered with the SEC under the Investment Company Act. The Investment Company Act imposes additional obligations, including detailed operational requirements for both the funds and their advisers. Moreover, an investment adviser’s contract with a registered fund may be terminated by the fund on not more than 60 days’ notice, and is subject to annual renewal by the fund’s board after an initial two-year term. Both the Investment Advisers Act and the Investment Company Act regulate the “assignment” of advisory contracts by the investment adviser. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act and the Investment Company Act, ranging from fines and censures to termination of an investment adviser’s registration. The failure of Pzena Investment Management, LLC, or the registered funds for which Pzena Investment Management, LLC acts as sub-investment adviser, to comply with the requirements of the SEC could have a material adverse effect on us.

ERISA-Related Regulation

To the extent that Pzena Investment Management, LLC is a “fiduciary” under ERISA with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business.

Foreign Regulation

Pzena Investment Management, LLC is registered with the Ontario Securities Commission, or the OSC, as an international adviser under the categories of investment counsel and portfolio manager. The OSC has extensive powers to regulate capital markets activities in the Canadian province of Ontario pursuant to which it restricts the activities of a registered international adviser. These restricted activities include the following:

•	providing advice solely to certain institutional and high net worth individual clients;

•	acting as an adviser in connection with Canadian securities that must be incidental to the international adviser’s activities in Ontario in respect of non-Canadian securities; and

•	only acting as an international adviser for clients in Ontario such that not more than 25% of the aggregate consolidated gross revenues arise from this activity.

An international adviser must, upon the request of the OSC produce all books, papers, documents, records and correspondence relating to its activities in Ontario, and inform the OSC if it becomes the subject of an investigation or disciplinary action by any financial services or securities regulatory authority or self-regulatory authority.

Pzena Investment Management, LLC acts as the promoter and investment manager of an Irish-regulated umbrella fund, Pzena Value Funds plc, which has been authorized by the Irish Financial Services Regulatory Authority, or the IFSRA, as an undertaking for collective investment in transferable securities pursuant to the European Communities (Undertakings for Collective Investment in Transferable Securities) Regulations, 2003, as amended. This fund is supervised on an on-going basis by the IFSRA. As promoter and investment manager of the fund, our operating company must maintain a minimum capitalization of €635,000 and must file annual audited financial statements with the IFSRA. Any change in the domestic regulatory status of our operating company must be notified to the IFSRA and could have implications on its ongoing suitability as promoter and investment manager. Prior approval of the IFSRA is required in respect of any change in ownership or significant shareholdings in our operating company.

Compliance

Our firm maintains a Legal and Compliance Department with five full-time lawyers, including our General Counsel and our Chief Compliance Officer. Other members of the firm also devote significant time to compliance matters. For example, our four managing principals and our Chief Administrative Officer each perform compliance-related tasks and each is supported by employees who report directly to them and provide compliance-related information to our Chief Compliance Officer.

MANAGEMENT

The following table provides certain information regarding our directors, nominees to our board of directors and executive officers.

Name	Age	Position

Richard S. Pzena	48	Chairman, Chief Executive Officer, Co-Chief Investment Officer
John P. Goetz	50	President, Co-Chief Investment Officer
A. Rama Krishna	43	President, International
William L. Lipsey	49	President, Marketing and Client Service
Wayne A. Palladino	48	Chief Financial Officer
Steven M. Galbraith	44	Director Nominee
Joel M. Greenblatt	49	Director Nominee
Richard P. Meyerowich	65	Director Nominee
Myron E. Ullman, III	60	Director Nominee

Richard S. Pzena is our Chairman, Chief Executive Officer, Co-Chief Investment Officer. Prior to forming Pzena Investment Management, LLC in 1995, Mr. Pzena was the Director of U.S. Equity Investments and Chief Research Officer for Sanford C. Bernstein & Company. Mr. Pzena joined Sanford C. Bernstein & Company in 1986 as an oil industry analyst and was named to the Institutional Investor All America Research Team from 1988 to 1990. During 1990 and 1991, Mr. Pzena served as Chief Investment Officer, Small Cap Equities, and assumed his broader domestic equity role in 1991. Prior to joining Bernstein, Mr. Pzena worked for the Amoco Corporation in various financial and planning roles. He earned a B.S. summa cum laude and an M.B.A. from the Wharton School of the University of Pennsylvania in 1979 and 1980, respectively.

John P. Goetz is our President, Co-Chief Investment Officer. Mr. Goetz joined us in 1996 as Director of Research and has been Co-Chief Investment Officer since 2005. Previously, Mr. Goetz held a range of key positions at Amoco Corporation for over 14 years, most recently as the Global Business Manager for Amoco’s $1 billion polypropylene business, where he had bottom-line responsibility for operations and development worldwide. Prior positions at Amoco included strategic planning, joint venture investments and project financing in various oil and chemical businesses. Prior to joining Amoco, Mr. Goetz had been employed by The Northern Trust Company and Bank of America. He earned a B.A. summa cum laude in Mathematics and Economics from Wheaton College in 1979 and an M.B.A. from the Kellogg School at Northwestern University in 1982.

A. Rama Krishna is our President, International. Prior to joining us in 2003, Mr. Krishna was at Citigroup Asset Management, where he was Chief Investment Officer and Head — Institutional and International, and a member of the Citigroup Management Committee. Prior to Citigroup, Mr. Krishna was Director of International Equity Research, Portfolio Manager, International Equities and Chief Investment Officer, Emerging Markets Equities at Alliance Capital Management in New York, London and Tokyo. He has also worked at Credit Suisse First Boston, first as an Equity Research Analyst and ultimately as Chief Investment Strategies and Director — Equity Research. Mr. Krishna earned a joint M.B.A./M.A. in Asian Studies with a Japan Specialization from the University of Michigan in 1987 and a B.A. (Honors) in Economics from St. Stephen’s College, The University of Delhi in 1984. Mr. Krishna received the Prize Fellowship in Japanese Business and the University Fellowship at the University of Michigan. He is a Chartered Financial Analyst.

William L. Lipsey is our President, Marketing and Client Service. Before joining Pzena Investment Management in 1997, Mr. Lipsey was an Investment Advisory Consultant and a Senior Vice President at Oppenheimer & Company, Inc. Prior to joining Oppenheimer, Mr. Lipsey’s career included positions at Morgan Stanley, Kidder Peabody and Hewitt Associates. At Morgan Stanley and Kidder Peabody, Mr. Lipsey managed assets for institutional and private clients. He earned a B.S. in Economics from the Wharton School of the University of Pennsylvania in 1980 and an M.B.A. in Finance from the University of Chicago in 1986.

Wayne A. Palladino is our Chief Financial Officer. Mr. Palladino was appointed our Chief Financial Officer in May 2007. Since 2002, he has served as our Head of Client Service. Prior to joining us in 2002, Mr. Palladino was Senior Vice President and Chief Financial Officer at the Lillian Vernon Corporation, a publicly-traded company, from 2000 to 2002. From 1991 to 2000, Mr. Palladino was Senior Vice President and Chief Financial Officer at Transworld Healthcare, Inc., also a publicly-traded company. He is currently a director of Allied Healthcare International Inc., a publicly-traded company. He earned a B.S. in Economics and an M.B.A. in Finance with distinction from the Wharton School of the University of Pennsylvania in 1980 and 1983, respectively.

Steven M. Galbraith is one of our director nominees. Mr. Galbraith has been a partner of Maverick Capital, an investment management firm at which he has portfolio management responsibilities, since January 2004. Prior to joining Maverick Capital, Mr. Galbraith served as Chief Investment Officer and Chief U.S. Investment Strategist at Morgan Stanley from June 2000 to December 2003. Prior to joining Morgan Stanley, he was a partner at Sanford Bernstein, where he was an analyst in the packaged foods sector and the securities industry. Mr. Galbraith was also an employee of our operating company from June 1998 to March 1999. Mr. Galbraith is an Adjunct Professor at Columbia University Business School where he teaches securities analysis. He also serves on the Board of Trustees for the National Constitution Center in Philadelphia. Mr. Galbraith received his B.A. (summa cum laude) from Tufts University, where he was elected to Phi Beta Kappa.

Joel M. Greenblatt is one of our director nominees. Mr. Greenblatt has been a Managing Partner of Gotham Capital, a hedge fund that he founded, since 1985, and of Gotham Asset Management since 2002. For the past ten years, he has been an Adjunct Professor at Columbia University Business School where he teaches Value and Special Situation Investing. Mr. Greenblatt is the former Chairman of the Board of Alliant Techsystems, a NYSE-listed aerospace and defense company. He is the chairman of Harlem Success Academy, a charter school in New York City. He is the author of two books, You Can Be A Stock Market Genius (Simon & Schuster, 1997) and The Little Book That Beats The Market (John Wiley & Sons, 2005). Mr. Greenblatt earned a B.S. and an M.B.A. from the Wharton School of the University of Pennsylvania in 1979 and 1980, respectively. He is currently the chairman of the board of directors of St. Lawrence Seaway Corp.

Richard P. Meyerowich is one of our director nominees. Mr. Meyerowich worked in the New York office of Deloitte & Touche LLP from 1966 to 2005, including as a Senior Partner from 1978 to 2005. Mr. Meyerowich headed the National Investment Management Practice for over ten years and served as lead partner on major investment management entities, including SEC-registered mutual funds, unit investment funds, hedge funds, investment partnerships, separate accounts of insurance companies and commodity pools. He served two terms on the Investment Companies Committee of the American Institute of Certified Public Accountants. Since 2005, he has been an external consultant for Deloitte & Touche on quality control and technical advice. Mr. Meyerowich earned a B.S. in Economics from Wagner College in 1965.

Myron E. (Mike) Ullman, III is one of our director nominees. Mr. Ullman has been the Chairman and Chief Executive Officer of J.C. Penney Company since December 2004. From 1999 until January 2002, he served as Director General, Group Managing Director of LVMH Moet Hennessy Louis Vuitton, a leading luxury goods manufacturer and retailer based in Paris, France. From 1995 to 1999, Mr. Ullman served as Chairman and Chief Executive Officer of DFS Group Limited, the travel retailer, a majority-owned subsidiary of LVMH. Mr. Ullman served as Chairman and Chief Executive Officer of R.H. Macy & Co., Inc. from May 1992 to January 1995. Mr. Ullman was Group Managing Director of Wharf Holdings, Ltd. in Hong Kong from 1986 to 1989. He served as Executive Vice President of Federated Department Stores division in Dallas from 1982 until 1986. Mr. Ullman currently serves as a director of Starbucks Coffee Company and Vice Chairman of the National Retail Federation. Mr. Ullman is a director and former chairman of the UCSF Medical Center Executive Board in San Francisco and is Chairman of the Board of Mercy Ships International, a global medical and human services charity. Mr. Ullman earned a B.S. in Industrial Management in 1969 from the University of Cincinnati and an Honorary Doctorate from the same school in 2006.

There are no family relationships among any of our directors, director nominees or executive officers.

Board Composition

Immediately prior to the consummation of this offering, we intend to appoint Messrs. Galbraith, Greenblatt, Meyerowich and Ullman to our board of directors. Following these appointments, we expect that our board of directors will consist of five directors.

We have determined that each of Messrs. Galbraith, Meyerowich and Ullman is an “independent” director within the meaning of the applicable rules of the SEC and the NYSE.

Our bylaws will provide that our board of directors will consist of five directors, or such number of directors as fixed by our board of directors from time to time. The directors will be elected for one-year terms to serve until the next annual meeting of our stockholders, or until their successors are duly appointed.

Board Committees

Although we would qualify for the “controlled company” exemption from the corporate governance rules of the NYSE, we anticipate that, prior to the consummation of this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each consisting solely of independent directors, and our board of directors intends to adopt new charters for its committees that comply with the NYSE and SEC rules relating to corporate governance matters. Following the closing of this offering, we intend to make copies of the committee charters, as well as our Corporate Governance Guidelines and our Code of Ethics, available on our website at www.pzena.com.

Audit Committee

Our Audit Committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence, and the performance of our independent registered public accounting firm.

Our Audit Committee’s responsibilities will include, among others:

•	reviewing the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracking management’s corrective action plans where necessary;

•	reviewing our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	having the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

We anticipate that Messrs. Galbraith, Meyerowich and Ullman will serve on the Audit Committee and that Mr. Meyerowich will serve as its chair.

Compensation Committee

Our Compensation Committee will assist our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Our Compensation Committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our executive officers;

•	overseeing and administering, and making recommendations to our board of directors with respect to, our cash and equity incentive plans; and

•	reviewing and making recommendations to the board of directors with respect to director compensation.

We anticipate that Messrs. Galbraith, Meyerowich and Ullman will serve on the Compensation Committee and Mr. Galbraith will serve as its chair.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee will be to oversee our governance policies, including our Corporate Governance Guidelines and Related Person Transaction Policy (as described under “Certain Relationships and Related Transactions”), nominate directors for election by stockholders, nominate board committee chairpersons and, in consultation with the committee chairpersons, nominate directors for membership on the committees of the board.

We anticipate that Messrs. Galbraith, Meyerowich and Ullman will serve on the Nominating and Corporate Governance Committee and that Mr. Ullman will serve as its chair.

Compensation Committee Interlocks and Insider Participation

Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will form a compensation committee as described above. Mr. Pzena and the Executive Committee have historically made all determinations regarding executive officer compensation.

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more of its executive officers serving as a member of our board of directors or our Compensation Committee.

Compensation Discussion and Analysis

We have established compensation practices that directly link compensation with our performance. These practices apply to all of our professionals, including our named executive officers, Messrs. Pzena, Goetz, Krishna, Lipsey and Palladino. Ultimately, ownership in our operating company is the primary tool that we use to attract and retain professionals, including the named executive officers. Our employees hold 76.8% of the ownership interests in our operating company, the substantial majority of which is held by the four members of our Executive Committee, Messrs. Pzena, Goetz, Krishna and Lipsey, together with their estate planning vehicles.

We provide the following elements of compensation to our named executive officers:

•	cash compensation, consisting of a base salary and annual discretionary bonuses;

•	mandatory deferred compensation;

•	equity-based compensation and related distributions of our earnings; and

•	perquisites.

The executive committee of our operating company has historically had responsibility for establishing and administering compensation practices throughout our firm. Following this offering, the Compensation Committee of our board of directors will have responsibility for establishing and administering compensation programs and practices with respect to our directors and executive officers, including the named executive officers. In the future, we expect that our compensation philosophy will continue to rely heavily on performance-based cash compensation and equity compensation.

Employment Agreements

We have determined that it is in the best interests of our stockholders and the owners of our operating company that we enter into employment agreements with the four members of our Executive Committee as of the consummation of this offering.

We are currently party to employment agreements with Messrs. Krishna and Lipsey, each of which provide for guaranteed payments of salary and annual bonuses, an additional discretionary bonus and, generally, sets forth the executive’s rights to profits interests, which were converted into membership units in our operating company, and, in the case of Mr. Krishna, options to purchase membership units, all of which have been exercised. These agreements also include restrictive covenants concerning competition with us and solicitation of our employees and clients. We intend to enter into new employment agreements with Messrs. Krishna and Lipsey, as described below, which will replace their existing ones.

In connection with the offering, we intend to enter into employment agreements with each of Messrs. Pzena, Goetz, Krishna and Lipsey pursuant to which each of them will be paid an annual salary of $300,000 and a maximum annual cash bonus of $2,700,000, the exact amount of which will be determined by the Compensation Committee of our board of directors, in its sole discretion. These agreements are further described in “— Executive Employment Agreements.”

The amended and restated operating agreement of Pzena Investment Management, LLC will contain restrictive covenants applying to Messrs. Pzena, Goetz, Krishna and Lipsey. See “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Restrictive Covenants.”

Base Salary, Bonuses and Deferred Compensation

It is customary in the investment management industry to provide for base salaries and discretionary bonuses to be paid to executives upon whom the company relies for its success. We have used a compensation consultant to provide us with survey information concerning compensation levels in the investment management industry.

We expect that cash compensation in the form of a fixed base salary and discretionary bonuses will constitute only a portion of the compensation that we will pay our executive officers. In the case of the four members of the Executive Committee, the amount of these bonuses will be determined by the Compensation Committee of our board of directors in its sole discretion. We expect that the substantial majority of the income that members of our Executive Committee receive from us will constitute cash distributions in proportion to their respective ownership interests of our operating company. We also expect that a significant portion of the income received by our Chief Financial Officer from us will constitute these distributions.

On January 1, 2007, we adopted the Pzena Investment Management, LLC 2006 Bonus Plan, which we refer to as the Bonus Plan, to enable us to attract, retain, motivate and reward highly qualified individuals to provide services to us. The Bonus Plan provides that:

•	bonuses may be made to eligible employees and members of our operating company;

•	certain highly compensated employees, including certain of the named executive officers, are required to defer a portion of their bonus in accordance with the terms of the Bonus Plan; and

•	these employees may receive the deferred portion of their compensation in the form of restricted membership units in our operating company or invest that portion in certain of our investment strategies or money market funds.

During the deferral period, the value of the deferred amount is linked to the performance of the investment option that the employee chooses, which, if either one of our investment strategies or membership units of our operating company is chosen, is linked to our performance. Further information concerning the terms of the Bonus Plan is set forth in “— Bonus Plan.”

Equity Compensation

We have awarded many of our employees, including our named executive officers, ownership interests in our operating company.

The members of our Executive Committee each have substantial ownership interests in our operating company. The named executive officers receive distributions in respect of their membership units in the same amount and at the same time as distributions are made on all other membership units, including the Class A units to be owned by us following this offering, which will create an alignment of their interests with those of our Class A stockholders. In the three years ended December 31, 2006, distributions in respect of membership units owned by each of the members of our Executive Committee constituted from 65% to 90% of the total income they received from us and we expect that this will continue following this offering. A significant portion of the total income that our Chief Financial Officer received from us in this same period was in the form of distributions in respect of his membership interest in our operating company. With respect to 2006, our executive officers received approximately the following cash distributions in proportion to their respective total ownership interests (which includes both compensatory units and capital units) in our operating company, including membership interests held by their estate planning vehicles with respect to which they disclaim beneficial ownership: Mr. Pzena, $19.7 million; Mr. Goetz, $4.9 million; Mr. Krishna, $3.4 million; Mr. Lipsey, $4.4 million; and Mr. Palladino, $0.2 million.

We adopted the PIM LLC 2006 Equity Incentive Plan, effective January 1, 2007, which permits the grant of a variety of equity awards relating to membership units of our operating company, including options to purchase membership units and restricted membership units. On January 1, 2007, we granted options to purchase membership units to several of our employees, including certain of the named executive officers. All options that have been granted under the PIM LLC 2006 Equity Incentive Plan were granted with an exercise price equal to the fair market value of the underlying membership units on the date of grant.

Following the offering, we intend to continue to award equity-based incentives under the PIM LLC 2006 Equity Incentive Plan as an incentive to encourage ownership in our operating company. See “— Equity Incentive Plans — PIM LLC 2006 Equity Incentive Plan.”

Perquisites

We offer each of our employees, including each of the named executive officers, our investment management services, if they place their funds with us, without charging any advisory fees typically associated with these services. This benefit is provided at no incremental cost to us.

Executive Compensation

Prior to this offering, our business was conducted through a limited liability company. As a result, the compensation of the persons who are our executive officers has not been of the type generally used by corporations, as further described below. In May 2007, Mr. Palladino was appointed as our Chief Financial Officer. The following tables show compensation information for Mr. Palladino while he served only as our Head of Client Service.

The following table sets forth certain summary information concerning compensation provided by Pzena Investment Management, LLC during the fiscal year ended December 31, 2006 to our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers, which we refer to collectively as the named executive officers.

2006 Summary Compensation

				All Other
Name and Principal Position	Salary(2)	Bonus(3)	Stock Awards(4)	Compensation(5)	Total

Richard S. Pzena, Chief Executive Officer, Co-Chief Investment Officer	$121,950	$2,833,000	$84,893,296	$33,000	$87,881,246
Wayne A. Palladino, Chief Financial Officer(1)	130,000	351,100	2,650,674	33,000	3,164,774
John P. Goetz, President, Co-Chief Investment Officer	121,950	2,533,000	36,415,865	33,000	39,103,815
A. Rama Krishna, President, International	129,600	2,325,000	38,350,487	33,000	40,838,087
William L. Lipsey, President, Marketing and Client Service	121,950	1,834,000	35,561,064	33,000	37,550,014

(1)	Mr. Palladino became our Chief Financial Officer in May 2007.

(2)	Amounts represent guaranteed payments made to the named executive officers.

(3)	Amounts represent the aggregate guaranteed and discretionary bonuses paid to the named executive officers for fiscal year 2006. The guaranteed portion of these bonuses is as follows: Mr. Pzena, $533,000; Mr. Palladino, $126,100; Mr. Goetz, $333,000; Mr. Krishna, $125,000; and Mr. Lipsey, $334,100.

(4)	Reflects the expense recognized during 2006 associated with compensatory units in our operating company, including distributions in respect of such units, calculated pursuant to FAS 123(R). Pursuant to FAS 123(R), our operating company recognizes compensation expense associated with the granting of equity-based compensation based on the grant-date fair value of the award if it is classified as an equity instrument, and on the changes in settlement amount for awards that are classified as liabilities. Our operating company’s compensatory unit-based awards have redemption features that necessitate their classification as liabilities and, accordingly, changes to their redemption values subsequent to the grant date have been included as a component of compensation expense. Distributions of $5.7 million, $0.2 million, $2.4 million, $2.1 million and $2.4 million were made to Messrs. Pzena, Palladino, Goetz, Krishna and Lipsey, respectively, and are attributable to the compensatory units held by them or their respective estate planning vehicles.

(5)	Represents a company contribution to our operating company’s simplified employee pension for each named executive officer.

2006 Grants of Plan-Based Awards

The following table sets forth information concerning equity incentive plan-based compensation provided by our operating company in 2006 to the named executive officers (or their estate planning vehicles).

				Grant Date
				Fair Value
				of Stock
Name	Grant and	All Other Unit		and Option
	Approval Date	Awards(1)		Awards(2)

Richard S. Pzena	January 3, 2006	2,835,100	(3)	$0
Wayne A. Palladino	January 3, 2006	134,585	(4)	0
John P. Goetz	January 3, 2006	706,580	(5)	0
A. Rama Krishna	January 3, 2006	548,845	(6)	0
William L. Lipsey	January 3, 2006	771,915	(7)	0

(1)	Reflects profits interests awarded under the PIM LLC 2006 Equity Incentive Plan. These profits interests entitled the holder to participate in the earnings of our operating company from the date of grant, as well as the increase or decrease in the value thereof, and were subject to the terms and restrictions contained in the operating agreement of our operating company. The profits interests identified in the following footnotes as anti-dilution grants were subject to three-year cliff vesting. All other profits interests were subject to three-year ratable vesting. In connection with the reorganization of our operating company as of December 31, 2006, all outstanding profits interests were converted into capital units which were subject to the same restrictions, including vesting provisions. As of March 31, 2007, the vesting of all membership units then subject to vesting was accelerated such that they became fully vested as of that date.

(2)	Amounts reflected represent the fair value of grants calculated in accordance with FAS 123(R). For a discussion of the FAS 123(R) assumptions utilized, see our consolidated financial statements included elsewhere in this prospectus.

(3)	Represents an anti-dilution grant of profits interests. In connection with the reorganization of our operating company, effective December 31, 2006, these profits interests were converted into 2,551,590 capital units of our operating company.

(4)	Includes an anti-dilution grant of 20,625 profits interests. In connection with the reorganization of our operating company, effective December 31, 2006, the profits interests described in the table above were converted into 109,730 capital units of our operating company.

(5)	Consists of an anti-dilution grant of profits interests to John P. Goetz and his estate planning vehicles. In connection with the reorganization of our operating company, effective December 31, 2006, the profits interests described in the table above were converted into a total of 635,920 capital units of our operating company.

(6)	Consists of an anti-dilution grant of profits interests to A. Rama Krishna and his estate planning vehicles. In connection with the reorganization of our operating company, effective December 31, 2006, the profits interests described in the table above were converted into a total of 493,965 capital units of our operating company.

(7)	Consists of an anti-dilution grant of profits interests to William L. Lipsey and his estate planning vehicles. In connection with the reorganization of our operating company, effective December 31, 2006, the profits interests described in the table above were converted into a total of 679,750 capital units of our operating company.

2006 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information relating to units and profits interests issued to the named executive officers (or their estate planning vehicles) subject to vesting conditions. In connection with the reorganization of our operating company, effective December 31, 2006, the outstanding profits interests were converted into capital units that were subject to the same restrictions as the profits interests, including vesting terms. As of March 31, 2007 all such units became fully vested as a result of the acceleration by our operating company of the vesting of all membership units then subject to vesting.

	Unit Awards
	Number of Units That
Name	Have Not Vested As of	Market Value of Units
	December 31, 2006(1)	That Have Not Vested(2)

Richard S. Pzena	3,258,685	$43,588,171
Wayne A. Palladino	128,310	1,716,275
John P. Goetz	811,960	10,860,777
A. Rama Krishna	581,005	7,771,523
William L. Lipsey	835,255	11,172,371

(1)	Reflects the total number of unvested capital units after the exchange of profits interests in connection with the reorganization of our operating company on December 31, 2006. Immediately prior to this exchange, the total number of unvested profits interests held by the named executive officers was as follows:

Number of Units
That Have
Name	Not Vested As of
December 31, 2006

Richard S. Pzena	3,558,100
Wayne A. Palladino	153,585
John P. Goetz	886,580
A. Rama Krishna	637,845
William L. Lipsey	930,915

(2)	Represents (i) $13.38, the per unit value as of December 31, 2006 (after giving effect to the 5-for-1 unit split on July 17, 2007), multiplied by (ii) the number of unvested units.

2006 Option Exercises and Units Vested

The following table sets forth information concerning capital units acquired upon the exercise of options by the named executive officers during 2006 and capital units held by the named executive officers (or their respective estate planning vehicles) that vested during 2006.

	Option Awards		Unit Awards
	Number of Units	Value	Number of Shares	Value
Name	Acquired on	Realized on	Acquired on	Realized on
	Exercise(1)	Exercise(2)	Vesting(1)	Vesting(3)

Richard S. Pzena	—	$—	1,842,345	$0
Wayne A. Palladino	—	—	53,125	0
John P. Goetz	—	—	640,010	0
A. Rama Krishna	537,000	2,022,912	901,315	0
William L. Lipsey	—	—	402,290	0

(1)	Reflects the number of units after giving effect to the reorganization of our operating company on December 31, 2006.

(2)	Value realized on exercise represents (i) $13.38, the per unit value as of December 31, 2006 (after giving effect to the 5-for-1 unit split on July 17, 2007), multiplied by (ii) the number of units subject to options, less the exercise price per unit.

(3)	None of the named executive officers recognized income upon the vesting of units. The units reflected in the table represent a right to the future appreciation in, and distributions made by, our operating company.

Pension Benefits

As of the end of fiscal year 2006, none of the named executive officers was a participant in any defined benefit pension plan, whether tax-qualified or supplemental, which was maintained by us, our operating company or any of its affiliates.

Non-Qualified Deferred Compensation

As of the end of fiscal year 2006, none of the named executive officers was a participant in any plan or program constituting a non-qualified deferred compensation arrangement maintained by us, our operating company or any of its affiliates.

Termination or Change in Control

Neither we nor our operating company maintain any termination or change in control programs. However, the PIM LLC 2006 Equity Incentive Plan provides that the Compensation Committee will have the discretion to accelerate the vesting of awards granted thereunder upon the occurrence of certain events, including a change of control of us.

Executive Employment Agreements

Shortly before the consummation of this offering, we expect to enter into substantially similar employment agreements with each of Messrs. Pzena, Goetz, Krishna and Lipsey. Pursuant to the terms of the individual employment agreements, (i) Mr. Pzena will serve as our Chief Executive Officer, Co-Chief Investment Officer; (ii) Mr. Goetz will serve as our President, Co-Chief Investment Officer; (iii) Mr. Krishna will serve as our President, International; and (iv) Mr. Lipsey will serve as our President, Marketing and Client Service, in each case for an initial term of three years, subject to automatic, successive one-year extensions thereafter unless either party gives the other 60 days prior notice that the term will not be extended. Each agreement provides for: (i) an annual base salary of $300,000, and (ii) an annual bonus, the amount of which will be determined by our Compensation Committee, subject to a maximum annual bonus of $2,700,000. These annual bonuses will be subject to the provisions of our bonus plan further described below.

Director Compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each non-employee director will receive an annual retainer of $70,000, payable, at the director’s option, either 100% in cash or 50% payable in cash and 50% in shares of our Class A common stock. In addition, each non-employee director will receive a one-time award of restricted shares of our Class A common stock with a value of $50,000 upon their initial appointment to the board. The restricted stock will be granted under our 2007 Equity Incentive Plan described below and will vest after a two-year period following the director’s appointment to the board, subject to continued service on the board.

Equity Incentive Plans

PIM LLC 2006 Equity Incentive Plan

The Pzena Investment Management, LLC 2006 Equity Incentive Plan, or the PIM LLC 2006 Equity Incentive Plan, became effective on January 1, 2007 and will be amended and restated shortly before the consummation of this offering. The following is a description of the material terms of the PIM LLC 2006 Equity Incentive Plan. The full text of the PIM LLC 2006 Equity Incentive Plan has been filed as an exhibit to the registration statement of which this prospectus forms a part. The PIM LLC 2006 Equity Incentive Plan will be the source of future equity-based awards to our employees, consultants and other service providers of incentive Class B unit options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified Class B unit options, restricted Class B units and other grants of Class B units.

Administration.  Upon the consummation of the offering, the Compensation Committee of our board of directors will administer the PIM LLC 2006 Equity Incentive Plan. The Compensation Committee may

delegate its authority to grant awards under the PIM LLC 2006 Equity Incentive Plan in whole or in part as it determines, including to a subcommittee consisting solely of at least two non-employee directors within the meaning of Rule 16b-3 of the Exchange Act and, to the extent required by Section 162(m) of the Internal Revenue Code, “outside directors” within the meaning thereof. The Compensation Committee will determine who will receive awards under the PIM LLC 2006 Equity Incentive Plan, as well as the form of the awards, the number of units underlying the awards, and the terms and conditions of the awards consistent with the terms of the PIM LLC 2006 Equity Incentive Plan. The Compensation Committee will have full authority to interpret and administer the PIM LLC 2006 Equity Incentive Plan, which determinations will be final and binding on all parties concerned.

Units Subject to the PIM LLC 2006 Equity Incentive Plan.  The total number of Class B units that may be issued under the PIM LLC 2006 Equity Incentive Plan is 15% of the number of all membership units of Pzena Investment Management, LLC that will be outstanding immediately after this offering, subject to adjustment upon the occurrence of certain events, as described below.

We will make available the number of shares of our Class A common stock necessary to satisfy the maximum number of Class B units that may be issued under the PIM LLC 2006 Equity Incentive Plan. The Class B units underlying any award granted under the PIM LLC 2006 Equity Incentive Plan that expires, terminates or is cancelled or satisfied for any reason without being settled in Class B units will again become available for awards under the PIM LLC 2006 Equity Incentive Plan.

Unit Options.  The Compensation Committee may award non-qualified or incentive unit options under the PIM LLC 2006 Equity Incentive Plan. Options granted under the PIM LLC 2006 Equity Incentive Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee at the time of grant, but an option will generally not be exercisable for a period of more than ten years after it is granted.

The exercise price per Class B unit for any options awarded will not be less than the fair market value of the Class B unit on the day the option is granted. To the extent permitted by the Compensation Committee, the exercise price of an option may be paid in cash or its equivalent, Class B units having a fair market value equal to the aggregate option exercise price, partially in cash and partially in Class B units, or through the delivery of irrevocable instructions to a broker to sell shares of our Class A common stock issuable upon the exchange of the Class B unit acquired upon exercise of the option and to deliver promptly to us an amount from the proceeds of the sale equal to the aggregate option exercise price.

Other Unit-Based Awards.  The Compensation Committee, in its sole discretion, may grant Class B units and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, Class B units. Any of these other Class B unit-based awards may be in such form, and depend on the conditions imposed by the Compensation Committee, including, without limitation, the right to receive, or vest with respect to, one or more units (or the equivalent cash value of such units) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Compensation Committee may, in its discretion, determine whether other Class B unit-based awards may be payable in cash, Class B units, or a combination thereof.

LTIP Units.  In the future, we may choose to amend the operating agreement of Pzena Investment Management, LLC to provide for a new class of membership interests that are designed to provide long term incentives to their recipients, or LTIP units, and that may, upon the occurrence of certain events or the recipient’s achievement of certain goals, convert into Class B units. To the extent provided for, LTIP Units, whether or not vested, would entitle the participant to receive, currently or on a deferred or contingent basis, distributions or distribution equivalent payments with respect to the number of Class B units corresponding to the LTIP unit or other distributions from our operating company, and may be structured as “profits interests,” “capital interests” or other types of interests for federal income tax purposes. If provided for in the operating agreement of our operating company, the Compensation Committee may award LTIP units as free-standing awards or in tandem with other awards under the PIM LLC 2006 Equity Incentive Plan. LTIP units would be subject to such conditions and restrictions as the Compensation Committee may determine, including, but not limited, to the conversion ratio, if any, for LTIP units. In addition, the Compensation Committee may provide that distributions in respect of LTIP units are deemed to be reinvested in additional Class B units or LTIP units.

Adjustments Upon Certain Events.  In the event of any change in the outstanding number of membership units of Pzena Investment Management, LLC, by reason of any unit dividend or split, any reorganization, recapitalization, merger, consolidation, spin-off or combination, any distribution to holders of units other than cash dividends, or any other transaction similar to any of the foregoing, the Compensation Committee in its sole discretion, and without liability to any person, may make such substitution or adjustment, if any, as it deems to be equitable, as to: (i) the number or kind of Class B units or other securities issued or reserved for issuance pursuant to the PIM LLC 2006 Equity Incentive Plan or pursuant to outstanding awards, (ii) the option price, and/or (iii) any other affected terms of such awards.

Transferability.  Unless otherwise determined by the Compensation Committee, no award granted under the plan will be transferable or assignable by the award recipient.

Amendment and Termination.  We may amend or terminate the PIM LLC 2006 Equity Incentive Plan, but no amendment or termination will be made (i) without the approval of our stockholders, if such action would, except as permitted in order to adjust the shares as described above under the section ‘‘— Adjustments Upon Certain Events,” increase the total number of shares reserved for the purposes of the PIM LLC 2006 Equity Incentive Plan or increase the maximum number of shares that may be issued hereunder, or change the maximum number of shares for which awards may be granted to any participant, or (ii) without the consent of a participant, if such action would diminish any of the rights of the participant under any award theretofore granted to such participant under the PIM LLC 2006 Equity Incentive Plan; provided, however, that the Compensation Committee may amend the PIM LLC 2006 Equity Incentive Plan, and/or any outstanding awards, in such manner as it deems necessary to permit the PIM LLC 2006 Equity Incentive Plan, and/or any outstanding awards, to satisfy requirements of the Internal Revenue Code or other applicable laws.

2007 Equity Incentive Plan

Prior to the offering, we will adopt the Pzena Investment Management, Inc. 2007 Equity Incentive Plan, or our 2007 Equity Incentive Plan, which will provide for the issuance of awards relating to our Class A common stock to directors, officers and other employees, consultants and advisers who are providing services to us and our subsidiaries.

Our 2007 Equity Incentive Plan will be administered by our Compensation Committee, which has the authority, among other things, to determine who will be granted awards and all of the terms and conditions of such awards. The Compensation Committee will be authorized to determine the extent to which an award may be settled, cancelled, forfeited or surrendered, to interpret our 2007 Equity Incentive Plan and any awards granted under our 2007 Equity Incentive Plan, and to make all other determinations necessary or advisable for the administration of our 2007 Equity Incentive Plan. Where the vesting or payment of an award under our 2007 Equity Incentive Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor the Board of Directors has the authority under our 2007 Equity Incentive Plan to take any action that (i) would lower the exercise, base or purchase price of any award granted thereunder, (ii) amend the limits on individual participation thereunder, (iii) amend the number of shares available for awards thereunder or (iv) amend the provisions with respect to administration of our 2007 Equity Incentive Plan, without, in any case, first obtaining the approval of our stockholders.

A number of shares of our Class A common stock that is equal to 1.0% of the number of shares of our common stock outstanding immediately after this offering will be available for awards under our 2007 Equity Incentive Plan, subject to adjustment as described below. Shares issued under our 2007 Equity Incentive Plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under our 2007 Equity Incentive Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered, or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award, those shares will again be available for awards under the plan. Upon the exercise of any award granted under our 2007 Equity Incentive

Plan in tandem with any other award, the related award will be cancelled to the extent of the number of shares as to which the award is exercised and such shares will not again be available for awards under the plan. In the event that the Compensation Committee determines that any corporate event, such as a dividend or other distribution, recapitalization, stock split, reorganization, merger, spin-off or the like, affects our Class A common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares or other property that may thereafter be issued in connection with future awards, (ii) the number and kind of shares or other property that may be issued under outstanding awards, (iii) the exercise price or purchase price of any outstanding award, (iv) the performance goals applicable to outstanding awards and (v) the individual share limitations applicable to awards granted under our 2007 Equity Incentive Plan.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, or an increase or decrease in the particular criterion, and may be applied to us or one of our subsidiaries. The Compensation Committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations, or to account for extraordinary or unusual events. Where an award under our 2007 Equity Incentive Plan is made subject to a performance goal, no compensation may be paid under such award unless and until the Compensation Committee certifies that the goal has been attained.

The terms and conditions of awards of restricted stock and restricted stock units granted under our 2007 Equity Incentive Plan will be determined by the Compensation Committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our Class A common stock or its equivalent value in cash, in the discretion of the Compensation Committee. These awards will be subject to restrictions on transferability, which will lapse under those circumstances that the Compensation Committee may determine, which may include the attainment of one or more performance goals. The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

Our 2007 Equity Incentive Plan also provides for other equity-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the plan. The vesting, value or payment of one of these awards may be made subject to the attainment of one or more performance goals. The types of awards that may be granted may include, without limitations, stock options and stock bonuses.

The Compensation Committee has the authority under our 2007 Equity Incentive Plan to establish such procedures and programs that it deems appropriate to provide participants with the ability to defer the receipt of cash, common stock or other property payable with respect to awards granted under the plan.

Unless earlier terminated, our 2007 Equity Incentive Plan will expire on the tenth anniversary of its effective date. Our board of directors or the Compensation Committee may, at any time, amend, suspend or terminate our 2007 Equity Incentive Plan, in whole or in part. No amendment that requires stockholder approval in order for our 2007 Equity Incentive Plan to continue to comply with Section 162(m) of the Internal Revenue Code, or any other applicable law, will be effective unless the approval is obtained. The Compensation Committee may amend, suspend or terminate an outstanding award, in whole or in part. However, no amendment or termination of our 2007 Equity Incentive Plan, or amendment of any award, will affect adversely the rights of any participant who has an outstanding award under the plan without the participant’s consent.

Bonus Plan

The Pzena Investment Management, LLC Bonus Plan, or the Bonus Plan, became effective on January 1, 2007 and will be amended and restated shortly before the consummation of this offering.

Purpose.  The purpose of the Bonus Plan is to enable us to attract, retain, motivate and reward highly qualified individuals to provide services to us by:

•	providing for grants of bonus compensation to eligible employees and members of our operating company;

•	providing that a portion of the bonus awards made to certain highly compensated individuals will be deferred on a mandatory basis under the Bonus Plan and will vest, and become payable, over a four-year period; and

•	permitting members of Pzena Investment Management, LLC to elect to receive a portion of their bonus compensation that is mandatorily deferred in the form of restricted phantom Class B units of Pzena Investment Management, LLC, or to invest it in certain of our investment strategies.

Administration.  The Deferred Bonus Plan is to be administered by the Compensation Committee of our board of directors. The Compensation Committee may delegate its authority under the Bonus Plan to a subcommittee of the Compensation Committee.

Eligibility; Awards.  No later than the last day of a fiscal year, the Compensation Committee will designate, from among our employees and the members of Pzena Investment Management, LLC who provide personal services to us, those individuals eligible for a bonus award for such fiscal year, or an eligible individual, and will determine and specify for each eligible individual the amount of the bonus award that will be awarded to such eligible individual for such fiscal year. In designating the eligible individuals for a fiscal year and in determining the amount of the bonus awards to be granted, the Compensation Committee will take into account any subjective or objective factors that it may, in its sole discretion, deem relevant, including, without limitation, the performance of the eligible individual, the business unit to which the eligible individual provides services, or our firm as a whole. The Compensation Committee may designate as an eligible individual an employee of us or a member of Pzena Investment Management, LLC who terminates his association with us during a fiscal year. Unless deferred under a provision of the Bonus Plan, a bonus award under the Bonus Plan will be paid to the participant in one lump sum in cash in the calendar year following the fiscal year in which it was earned, but no later than March 15th of such calendar year.

Mandatory Deferral of Restricted Amounts.  Each eligible individual who is allocated a bonus award for a fiscal year, and whose compensation for such fiscal year (including such bonus award) exceeds $600,000, must defer a portion of their compensation, which we refer to as the restricted amount. The restricted amount is 25% of the amount of the eligible individual’s compensation for the fiscal year that exceeds $600,000; plus an additional 15% of the amount of the eligible individual’s compensation for the fiscal year that exceeds $1,200,000. Each eligible individual who is a member of Pzena Investment Management, LLC and who is entitled to receive a restricted amount in any fiscal year may elect to have the restricted amount credited to an account in his or her name, to receive the restricted amount in the form of restricted phantom Class B units, or a combination thereof. Each eligible individual who is not a member of Pzena Investment Management, LLC and who is entitled to receive a restricted amount in any fiscal year will have the entire restricted amount credited to an account in his name.

Payment of Awards.  A participant will become vested in the portion of his account related to each bonus earned according to the following schedule: (i) 25% on the first anniversary; (ii) 50% on the second anniversary; (iii) 75% on the third anniversary; and (iv) 100% on the fourth anniversary; provided the participant continues in service with us. A participant will also become fully vested in his entire account, and the restriction period applicable to his restricted phantom Class B units will lapse, if he dies while in service, his service is terminated by us without cause or he voluntarily terminates his service with good reason. Additionally, a participant who voluntarily terminates his service with us and who has, as of the time of such termination, provided services to us for a continuous period of no less than ten years, will continue to vest in his entire account, and in any restricted phantom units for which the restriction period has not lapsed, provided that he does not, on or before an applicable vesting date, compete with us, solicit our employees or clients, or disclose our confidential information. A participant’s restricted phantom Class B units will be settled within 30 days of vesting. Except as provided in this paragraph, the unvested portion of his account and any unvested restricted phantom membership units will be forfeited and/or cancelled upon termination of the participant’s employment.

In addition, in the sole discretion of the Compensation Committee, a participant may be entitled to distribution equivalents with respect to restricted phantom Class B units, calculated as follows. On each date that a cash distribution is paid while the restricted phantom Class B are outstanding, a participant’s account will be credited with an amount of cash equal to the aggregate dollar amount of the cash distribution that would have been paid had the restricted phantom Class B units been issued as Class B units. The distribution equivalents will be subject to the same terms and conditions applicable to the related restricted phantom Class B units, including, without limitation, provisions related to vesting and payment. Alternatively, in lieu of the account credit described above, a participant’s account may, in the sole discretion of the Compensation Committee and to the extent the participant is credited with distribution equivalents, be credited with an additional number of restricted phantom Class B units equal to the number of whole units (valued at fair market value on such date) that could be purchased on such date with the aggregate dollar amount of the cash distribution that would have been paid on the restricted phantom Class B units had they been issued as Class B units. The additional restricted phantom Class B units credited to a participant’s account will be subject to the same terms and conditions applicable to the restricted phantom Class B units originally awarded to the participant, including, without limitation, for purposes of vesting and crediting of additional distribution equivalents.

Amendment and Termination of Plan.  The Compensation Committee may at any time amend, suspend, discontinue or terminate the Bonus Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Proposed Transactions with Pzena Investment Management, Inc.

As of the date of this prospectus, we have not engaged in any transactions with our current directors, director nominees, executive officers or our sole voting security holder prior to this offering, Mr. Pzena. In connection with the reorganization, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities which will become holders of 5% or more of our voting securities, through their ownership of shares of our Class B common stock, upon the consummation of the reorganization and this offering. These transactions are described in “The Reorganization and Our Holding Company Structure” and “Management — Executive Employment Agreements.”

Historical Transactions with Pzena Investment Management, LLC

Prior to this offering, our business was conducted through Pzena Investment Management, LLC. From inception to date, the only persons who have been beneficial owners of five percent or more of the voting units of Pzena Investment Management, LLC are the managing principals, each of whom is one of our executive officers. Set forth below is a description of certain transactions between Pzena Investment Management, LLC and certain of our directors and executive officers.

Our operating company manages the personal funds of many of its employees, including each of our executive officers, pursuant to investment management agreements in which it has waived its regular advisory fees. In addition, it manages the personal funds of some of its employees’ family members at reduced advisory fee rates. In 2006, the aggregate value of the fees that we waived with respect to accounts beneficially owned by Mr. Pzena was $276,000.

In May 2006, our operating company entered into a customer services agreement with Humble Monkey, LLC, of which Mr. Pzena’s brother owns approximately 10% of the equity, under which Humble Monkey provides information technology services to our operating company. The initial term of this agreement ended in May 2007 and was automatically renewable for additional one-year periods, unless earlier terminated. We renewed this agreement upon the expiration of its initial term. Prior to the execution of this agreement, Humble Monkey provided our operating company with similar services on a non-contractual basis for a number of years. For 2006, Humble Monkey billed our operating company approximately $322,000 for these services under this contract and prior to its execution. We believe that the terms of this agreement are no less favorable than we could have obtained from an unrelated third party.

In May 2007, our operating company entered into a customer services agreement with Storage Monkey, LLC, of which Mr. Pzena’s brother owns approximately 5% of the equity, under which Storage Monkey provides disaster recovery services to our operating company. The initial term of this agreement ends in May 2008 and is automatically renewable for additional one-year periods, unless earlier terminated. Prior to the execution of this agreement, Storage Monkey provided our operating company with similar services on a non-contractual basis for a number of years. For 2006, Storage Monkey billed our operating company approximately $189,000 for these services. We believe that the terms of this agreement are no less favorable than we could have obtained from an unrelated third party.

In January 2007, Mr. Pzena repaid in full the principal amount and all accrued interest of a loan we made to him in December 2006. The loan was for $200,000, with interest thereon accruing monthly at the short-term annual applicable federal rate for December 2006 (4.97% per annum).

In November 2005, A. Rama Krishna repaid in full the principal amount and all accrued interest of a loan we made to him in January 2005. The loan was for $2,000,130, with interest thereon accruing monthly at a rate of 4.75% per annum.

In July 2004, Amy Jones, who was our Managing Principal, Operations and Administration, and a member of our Executive Committee from December 1995 through December 2006, repaid in full the principal amount and all accrued interest of a loan we made to her in May 2004. The loan was for $500,000, with interest thereon accruing monthly at a rate of 1.49% per annum.

Certain of our executive officers have invested in entities that are owned or managed by our operating company. Membership interests in Pzena International Value Service, a series of Pzena Investment Management International, LLC, which is managed by our operating company, as of June 30, 2007, include: a $0.8 million interest of William L. Lipsey, a $1.5 million interest of A. Rama Krishna and a $0.2 million interest of Wayne A. Palladino. Membership interests in Pzena Global Value Service, a series of Pzena Investment Management International, LLC, which is managed by our operating company, as of June 30, 2007, include: a $1.2 million interest of Richard S. Pzena, a $0.8 million interest of A. Rama Krishna and a $0.1 million interest of Wayne A. Palladino. Mr. Pzena also made a $1,000 initial investment in each of the Pzena Mega Cap Value Fund and the Pzena Large Cap Value Fund II, both of which are managed and co-owned by our operating company. As of June 30, 2007, Mr. Pzena had a $3.2 million membership interest in PAI Hedged Value Fund, LLC, which is co-owned by our operating company.

Related Person Transaction Policy

In connection with this offering, we will adopt a policy regarding the approval of any transaction or series of transactions in which we or any of our subsidiaries is a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our General Counsel any “related person transaction” (defined as any transaction that is required to be disclosed under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts about the transaction. The General Counsel will then assess and promptly communicate that information to the Nominating and Corporate Governance Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, this board committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to this board committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A and Class B common stock by the following persons:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known to us to beneficially own more than 5% of our Class A common stock or Class B common stock.

This beneficial ownership information is presented on the following bases:

•	after giving effect to the issuance of an aggregate of 57,937,910 shares of Class B common stock to the continuing members of Pzena Investment Management, LLC;

•	after giving effect to the issuances of: (i) an aggregate of 57,937,910 shares of Class B common stock to the continuing members of Pzena Investment Management, LLC, (ii) 6,100,000 shares of Class A common stock in this offering, and (iii) an aggregate of 11,768 shares of restricted Class A common stock to our four non-employee directors; and

•	after giving effect to each of the issuances described in the preceding bullet point, plus the exercise by the underwriters of their option to purchase an additional 915,000 shares of Class A common stock in this offering to cover over-allotments.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of October 9, 2007 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws, where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The address for those individuals for which an address is not otherwise indicated is: c/o Pzena Investment Management, Inc., 120 West 45th Street, New York, New York 10036.

	Class A(1)							Class B(1)
							% of					% of
							Combined					Combined
							Voting					Voting
			% of			% of	Power After		% of		% of	Power After
			Combined			Combined	Offering,		Combined		Combined	Offering,
	No. of		Voting	No. of		Voting	Including	No. of	Voting	No. of	Voting	Including
	Shares		Power	Shares		Power	Full Over-	Shares	Power	Shares	Power	Full Over-
	Before		Before	After		After	Allotment	Before	Before	After	After	Allotment
Name of Beneficial Owner	Offering		Offering	Offering		Offering	Exercise	Offering	Offering	Offering	Offering	Exercise

Richard S. Pzena(2)	6	(3)	*	6(3)		*	*	24,728,620	42.7%	24,728,620	41.8%	41.7%
Wayne A. Palladino(4)	—		*	—		*	*	289,110	*	289,110	*	*
John P. Goetz(5)	—		*	—		*	*	6,151,755	10.6%	6,151,755	10.4%	10.4%
A. Rama Krishna(5)	—		*	—		*	*	5,303,915	9.2%	5,303,915	9.0%	8.9%
William L. Lipsey(5)	—		*	—		*	*	5,537,910	9.6%	5,537,910	9.4%	9.3%
Steven M. Galbraith	—		*	2,942	(6)	*	*	—	*	—	*	*
Joel M. Greenblatt(7)	—		*	2,942	(6)	*	*	7,265,291	12.5%	7,265,291	12.3%	12.2%
Richard F. Meyerowich	—		*	2,942	(6)	*	*	—	*	—	*	*
Myron E. Ullman, III	—		*	2,942	(6)	*	*	—	*	—	*	*
All executive officers and directors as a group (9 persons)	6		*	11,774		*	*	49,276,601	85.0%	49,276,601	83.3%	83.0%

*	Less than 1%.

(1)	Each share of our Class A common stock is entitled to one vote per share and each share of our Class B common stock is entitled to five votes per share, for so long as the number of shares of our Class B common stock outstanding constitutes at least 20% of the total number of shares of our common stock outstanding.

(2)	Includes 6,258,600 shares of our Class B common stock directly held by certain trusts established by Mr. Pzena for estate planning purposes. Mr. Pzena may be deemed to beneficially own the shares of our Class B common stock that are directly held by these trusts because, pursuant to the terms of the applicable trust agreements, he may be considered to share dispositive power over securities held by these trusts, along with their respective trustees. Mr. Pzena disclaims beneficial ownership of the shares of Class B common stock held by these trusts.

(3)	Consists of shares of common stock issued to Mr. Pzena on May 10, 2007 in connection with our initial capitalization. On October 5, 2007, our charter was amended such that the number of shares originally issued to Mr. Pzena was combined into six shares of our common stock.

(4)	Mr. Palladino holds immediately exercisable options to purchase 10,000 membership units in our operating company which, upon his exercise, will entitle him to the corresponding number of shares of our Class B common stock. Therefore, this includes 10,000 shares of Class B common stock that will not be outstanding immediately after this offering.

(5)	Includes shares of Class B common stock held directly by estate planning vehicles established by the executive officer for the benefit of his family members. The executive officer disclaims beneficial ownership of all shares of Class B common stock directly held by the applicable vehicle.

(6)	Shortly before consummation of this offering, we will grant each of our non-employee directors shares of restricted Class A common stock equal to $50,000, based on the price per share in this offering. Based on the midpoint of the range set forth on the cover of this prospectus, this would result in the grant of 2,942 shares of Class A common stock to each of these directors.

(7)	Mr. Greenblatt currently beneficially owns (through an investment vehicle of which he is the managing member and that he, together with certain trusts established for the benefit of his immediate family members, beneficially owns 50% of the currently outstanding membership interests) 11,100,000 non-voting, membership units in our operating company (representing an approximately 17.3% economic interest therein) and will sell 3,834,709 of these membership units to us in connection with the reorganization and this offering. The remaining 7,265,291 non-voting membership units will be reclassified as Class B units in our operating company and will entitle him to be issued the corresponding number of shares of our Class B common stock which are reflected in the table above.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately prior to this offering. Copies of the amended and restated certificate of incorporation and the amended and restated bylaws have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Immediately prior to this offering, our authorized capital stock will consist of 750 million shares of Class A common stock, par value $0.01 per share, 750 million shares of Class B common stock, par value $0.000001 per share and 200 million shares of preferred stock, par value $0.01 per share. Upon the consummation of this offering, 6,111,774 shares of Class A common stock, 57,937,910 shares of Class B common stock and no shares of preferred stock will be outstanding.

Common Stock

Class A Common Stock

Voting Rights

Our Class A stockholders will be entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Our Class A stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law or as described in “— Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation — Amendment of Certificate of Incorporation and Bylaws,” amendments to our amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock, so as to affect them adversely, also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of Class A common stock must be approved by the vote of the majority of our Class A stockholders.

Dividend Rights

Class A stockholders are entitled to receive dividends, when and if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends consisting of shares of Class A common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of shares of Class A common stock; and (ii) shares will be paid proportionally with respect to each outstanding share of our Class A common stock.

Liquidation Rights

Upon our liquidation, dissolution or winding up, or the sale of all, or substantially all, of our assets, after payment in full of all amounts required to be paid to creditors and to holders of preferred stock having liquidation preference, if any, the Class A stockholders will be entitled to share ratably in our remaining assets available for distribution to Class A stockholders.

Other Matters

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into, or exchangeable for, shares of stock, other securities or property (including cash), Class A stockholders, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash); provided, that if shares of Class A common stock are exchanged for shares of capital stock, such shares exchanged for, or changed into, may differ to the extent that the shares of Class A common stock and the Class B common stock differ.

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock.

Upon consummation of this offering, all the outstanding shares of Class A common stock will be legally issued, fully paid and non-assessable.

Exchanges of Class B Units for Class A Common Stock and Registration Rights

Vested Class B units of Pzena Investment Management, LLC will be exchangeable for shares of our Class A common stock, on a one-for-one basis, subject to customary adjustments for share splits, dividends and reclassifications. See “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights” for a description of the timing and circumstances under which such Class B units may be exchanged for shares of our Class A common stock. Also, see “The Reorganization and Our Holding Company Structure — Resale and Registration Rights Agreement” for a description of circumstances in which these shares may be resold.

Class B Common Stock

Issuance of Class B Common Stock with Class B Units

Shares of our Class B common stock are issuable only in connection with the issuance of Class B units of Pzena Investment Management, LLC. When a vested or unvested Class B unit is issued by Pzena Investment Management, LLC, we will issue the holder one share of our Class B common stock in exchange for the payment of its par value, subject to the holder’s agreement to be bound by the terms of the Class B stockholders’ agreement described in the “The Reorganization and Our Holding Company Structure — Stockholders’ Agreement Among Class B Stockholders.”  Each share of our Class B common stock will be redeemed for its par value and cancelled by us if the holder of the corresponding Class B unit exchanges or forfeits its Class B unit pursuant to the terms of the amended and restated operating agreement of Pzena Investment Management, LLC, the terms of the PIM LLC 2006 Equity Incentive Plan, or otherwise.

Voting Rights

Our Class B stockholders will be entitled to five votes for each share held of record on all matters submitted to a vote of our stockholders, until the first time that the number of shares of our Class B common stock outstanding constitutes less than 20% of the number of all shares of our common stock outstanding. From this time, and thereafter, our Class B stockholders will be entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

Class B stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class B stockholders and Class A stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law or as described in “— Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation — Amendment of Certificate of Incorporation and Bylaws,” amendments to our amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class B common stock and Class A common stock, voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the shares of Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of Class B common stock must be approved by the vote of the holders of a majority of the shares of Class B common stock, voting together as a single class.

See “The Reorganization and Our Holding Company Structure — Stockholders’ Agreement Among Class B Stockholders” for a description of the terms of the Class B stockholders’ agreement that the holders of all shares of Class B common stock outstanding immediately after this offering will enter into simultaneously with this offering.

Dividend Rights

Our Class B stockholders will not participate in any dividends declared by our board of directors.

Liquidation Rights

Upon our liquidation, dissolution or winding up, or the sale of all, or substantially all, of our assets, Class B stockholders will only be entitled to receive the par value of our Class B common stock.

Other Matters

In the event of our merger or consolidation with or into another company in connection with which shares of Class B common stock are converted into, or exchangeable for, shares of stock, other securities or property (including cash), all Class B stockholders will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash); provided, that if shares of Class B common stock are exchanged for shares of capital stock, such shares exchanged for, or changed into, may differ to the extent that the shares of our Class A common stock and Class B common stock differ.

No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Upon consummation of this offering, all outstanding shares of Class B common stock will be legally issued, fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our stockholders.

The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, and our amended and restated bylaws, contain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of our company. These provisions include the following:

Issuance of Preferred Stock.  Our board of directors is authorized to issue 200 million shares of preferred stock and determine the powers, preferences and special rights of any unissued series of preferred stock, including voting rights, dividend rights, and terms of redemption, conversion rights and the designation of any such series, without the approval of our stockholders. As a result, our board of directors could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock. Our board of directors could issue the preferred stock with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Elimination of Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings.  Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors, a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advance Notice Procedures for Stockholder Proposals.  Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting, or brought before the meeting by, or at the direction of, our board, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

Removal of Directors; Board of Directors Vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws provide that members of our board of directors may not be removed without cause. Our amended and restated bylaws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of Certificate of Incorporation and Bylaws.  The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in “— Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation.” Our amended and restated certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our bylaws. In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our equity securities and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management, or delaying or preventing a transaction that might benefit you or other minority stockholders.

Section 203 of the DGCL

We will not be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. We have elected not to be bound by Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company.

New York Stock Exchange

We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “PZN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of Class A common stock, including shares issued and sold upon exchange of Class B units, or the exercise of options to acquire shares of our Class A common stock, or shares sold in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Class A Common Stock Outstanding Upon Closing

6,111,774 shares of Class A common stock will be outstanding immediately after this offering (or 7,026,774 shares of Class A common stock if the underwriters exercise their over-allotment option in full), which will include an aggregate of 11,768 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering. These shares will be freely tradable without restriction under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares of Class A common stock held by our affiliates after this offering will be “restricted securities” under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class A common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 61,118 shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We cannot estimate the number of shares of Class A common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our Class A common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of Class A common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us, or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

Rule 701

In general, Rule 701 under the Securities Act provides that, any of our employees, consultants or advisers who purchased shares from us in connection with a qualified compensatory stock plan, or other written agreement, is eligible to resell those shares 90 days after the effective date of this offering in reliance on

Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. No shares of Class A common stock will be eligible for sale in accordance with Rule 701 after the expiration of this 90-day period.

Lock-up Agreements

We, our directors and executive officers will enter into lock-up agreements with the underwriters, pursuant to which we and these other persons may not, without the prior written approval of Goldman, Sachs & Co. and UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into, or exchangeable for, our Class A common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. See “Underwriting — No Sales of Similar Securities” for the circumstances in which this 180-day period may be extended. The underwriters have advised us that: (i) they have no present intention or arrangement to release any securities subject to these lock-up agreements, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (iii) the release of any securities is subject to the sole discretion of the underwriters, which would be exercised on a case by case basis.

Class A Common Stock Issuable Upon Exchange of Class B Units

Upon completion of this offering, 57,937,910 Class B units of Pzena Investment Management, LLC and options to acquire 508,310 Class B units, all of which are currently exercisable, will be outstanding. Each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.” Pursuant to a resale and registration rights agreement that we will enter into with the holders of Class B units, we will agree to use our best efforts to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units as soon as practicable after we become eligible to file a registration statement on Form S-3, which we expect to be one year after the consummation of this offering. We have agreed to allow holders of vested Class B units to exchange up to the number of vested Class B units that equal 15% of all Class B units that they hold as of January 1st of the year in which this registration statement is first declared effective, and sell these shares in a public offering that would occur prior to the second anniversary of this offering, at a time and in a manner specified by us. If all initial holders of Class B units exercised their initial exchange and resale rights, 8,690,687 shares of Class A common stock would be issued (representing 142.2% of the number of shares of our Class A common stock immediately after this offering) and resold in this future offering. Thereafter, the holders of vested Class B units will be able to exercise their exchange and registration rights in accordance with similar timing and volume limitations. See “The Reorganization and Our Holding Company Structure — Resale and Registration Rights Agreement” for a description of the timing and circumstances of resales of shares of our Class A common stock issuable upon exchange of Class B units.

Pursuant to the Pzena Investment Management, LLC 2006 Equity Incentive Plan, or the PIM LLC 2006 Equity Incentive Plan, we may grant awards based on Class B units, such as options to acquire Class B units and Class B units subject to vesting periods, to our employees, consultants and other persons who provide services to us. Pursuant to the PIM LLC 2006 Equity Incentive Plan, Pzena Investment Management, LLC is authorized to issue up to the number of Class B units that is equal to 15% of the number of all membership units outstanding immediately after this offering. When these equity-based awards become fully vested, the Class B units underlying them will be eligible for exchange and resale to the same extent as described above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock by a Non-U.S. Stockholder. For purposes of this discussion, a Non-U.S. Stockholder is a beneficial owner of our common stock who is treated for U.S. federal tax purposes as:

•	a non-resident alien individual;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States, any state or political subdivision thereof, or the District of Columbia;

•	an estate, other than an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust, other than a trust that (i) is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, it is important to note that the rules for determining whether an individual is a non-resident alien for income tax purposes differ from those applicable for estate tax purposes. Also, a beneficial owner who is a partner in a partnership or other flow-through entity that holds our common stock should consult its tax adviser regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock.

This summary assumes that our common stock is held as a capital asset (generally, property held for investment). The discussion does not address all of the U.S. federal income and estate tax considerations that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances or to Non-U.S. Stockholders that may be subject to special treatment under U.S. federal tax laws. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the IRS and other applicable authorities, all of which are subject to change, possibly with retroactive effect.

Each prospective purchaser of common stock is urged to consult its tax adviser with respect to the U.S. federal, state, local or foreign tax consequences of acquiring, holding and disposing of our common stock.

Dividends

Any dividend paid to a Non-U.S. Stockholder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a Non-U.S. Stockholder will certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN. If, however, the Non-U.S. Stockholder provides a properly completed IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the United States, the dividend will not be subject to withholding. Instead, such dividends will be subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to “branch profits tax.”

Sale or Disposition of Common Stock

Except as otherwise discussed below, a Non-U.S. Stockholder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Stockholder’s conduct of a United States trade or business, or, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Stockholder in the United States, (ii) the Non-U.S. Stockholder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, (iii) the Non-U.S. Stockholder is subject to provisions applicable to certain United States expatriates, or (iv) we are or become a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”), i.e., a corporation, the fair market value of which its interests in United States real property equals or exceeds 50% of the fair market value of all of its business assets, including real property. We do not believe that we are currently a USRPHC, and we do not anticipate becoming a USRPHC in the future.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Stockholder the amount of dividends paid to such stockholder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Stockholder’s country of residence. Dividends paid to a Non-U.S. Stockholder may be subject to withholding as described above under “Dividends,” but generally will not be subject to “backup withholding” if the Non-U.S. Stockholder properly certifies as to its Non-U.S. status (usually by properly completing IRS Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty).

The payment of the proceeds of the sale or other taxable disposition of the common stock to or through the United States office of a broker will be subject to information reporting and possible backup withholding, unless the owner certifies, under penalty of perjury, that it is a non-U.S. person or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, also generally will apply to payments of the proceeds of a sale of the common stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States, unless the Non-U.S. Stockholder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from payments made to a stockholder under the backup withholding rules may be refunded or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS. Each prospective Non-U.S. Stockholder is urged to consult its tax adviser regarding application of the backup withholding and information reporting rules to it.

Estate Tax

A non-resident alien individual should note that shares of common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as United States situs property subject to U.S. federal estate tax. Accordingly, a Non-U.S. Stockholder who is an individual may be subject to U.S. federal estate tax on all or a portion of the value of the common stock owned at the time of his or her death. Each prospective Non-U.S. Stockholder who is an individual is urged to consult its tax adviser concerning the potential U.S. federal estate tax consequences of owning our common stock.

UNDERWRITING

We are offering the shares of Class A common stock described in this prospectus through the underwriters named below. Goldman, Sachs & Co. and UBS Securities LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of Class A common stock listed next to its name in the following table:

Number of
Shares of
Class A
Common
Underwriters	Stock

Goldman, Sachs & Co.
UBS Securities LLC
Banc of America Securities LLC
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
J.P. Morgan Securities Inc.
Keefe, Bruyette & Woods, Inc.

Total	6,100,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.

Our shares of Class A common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of the Class A common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to 915,000 additional shares of Class A common stock. If the underwriters sell more shares than the total number set forth in the table above, the underwriters may exercise this option to cover such sales. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of Class A common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares:

Paid by us
	No exercise	Full exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $3.8 million.

No Sales of Similar Securities

We, our directors and executive officers will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Goldman, Sachs & Co. and UBS Securities LLC offer, sell, contract to sell, or otherwise dispose of, or hedge our Class A common stock, or securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Goldman, Sachs & Co. and UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements. The underwriters have advised us that: (i) they have no present intention or arrangement to release any securities subject to these lock-up agreements, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (iii) the release of any securities is subject to the sole discretion of the underwriters, which would be exercised on a case by case basis.

If during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period, and ends on the last day of the 180-day lock-up period,

•	we issue an earnings release, or

•	material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

New York Stock Exchange Listing

We have applied to list our Class A common stock on the NYSE under the trading symbol “PZN.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of shares of our Class A common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These transactions may also include making short sales of our Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our Class A common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Directed Share Program

At our request, certain of the underwriters have reserved up to 10.0% of the shares of Class A common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all, or any portion of, these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing reserved shares for a purchase price of $100,000 or more will be subject to the restrictions described in “— No Sale of Similar Securities” above.

Affiliations

Certain of the underwriters and their affiliates have, in the past, and may, from time to time, provide certain commercial banking, financial advisory, investment banking and other services for us, for which they were, and will be, entitled to receive separate fees.

SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our Class A common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our Class A common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from, and including, the Relevant Implementation Date, our Class A common stock may be offered to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Our Class A common stock may not be offered or sold, and will not be offered or sold, to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our Class A common stock in, from, or otherwise involving the United Kingdom. In addition, each underwriter has only communicated, or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Hong Kong

Our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are, or are intended to be, disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

Our Class A common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our Class A common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Various legal matters with respect to the validity of the Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Simpson Thacher & Bartlett LLP, New York, New York is counsel for the underwriters in connection with this offering.

CHANGE IN INDEPENDENT ACCOUNTANTS

J.H. Cohn LLP audited the consolidated financial statements of Pzena Investment Management, LLC for the years ended December 31, 2004 and 2005. The audit report of J.H. Cohn LLP on the consolidated financial statements of Pzena Investment Management, LLC for the years ended December 31, 2004 and 2005, dated June 6, 2007 does not contain an adverse opinion or disclaimer of opinion and is not qualified or modified as to uncertainty, audit scope or accounting principles.

In March 2007, the Executive Committee of Pzena Investment Management, LLC decided to change the company’s independent accountants. On March 26, 2007, Pzena Investment Management, LLC engaged Ernst & Young LLP to audit its consolidated financial statements for the year ended December 31, 2006. The decision to engage Ernst & Young LLP was approved by the Executive Committee of Pzena Investment Management, LLC.

During the years ended December 31, 2004, 2005 and 2006 and through June 6, 2007, there were no “disagreements”, as that term is used in Item 304 of Regulation S-K, with J.H. Cohn LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to J.H. Cohn LLP’s satisfaction, would have caused J.H. Cohn LLP to make reference thereto in its audit report on the consolidated financial statements for Pzena Investment Management, LLC for the years ended December 31, 2004 and 2005 that are included elsewhere in this prospectus.

During the years ended December 31, 2004, 2005 and 2006 and through June 6, 2007, there were no “reportable events”, as that term is used in Item 304 of Regulation S-K.

During the years ended December 31, 2004, 2005 and 2006 and for the period from January 1, 2007 to March 26, 2007, Pzena Investment Management, LLC did not consult with Ernst & Young LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its consolidated financial statements. During the years ended December 31, 2004, 2005 and 2006 and for the period January 1, 2007 to June 6, 2007, Pzena Investment Management, LLC did not consult with Ernst & Young LLP regarding any matter that was either the subject of a “disagreement” or a “reportable event”.

EXPERTS

The (i) consolidated statement of financial condition as of December 31, 2006, and the consolidated statements of operations, cash flows, and changes in excess of liabilities over assets for the year ended December 31, 2006, of Pzena Investment Management, LLC and subsidiaries, and (ii) the balance sheet of Pzena Investment Management, Inc. as of May 10, 2007, each included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, are based in part on the reports of J.H. Cohn LLP, independent registered public accounting firm, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated statement of financial condition as of December 31, 2005, and the consolidated statements of operations, cash flows, and changes in excess of liabilities over assets for the years ended December 31, 2004 and 2005, of Pzena Investment Management, LLC and subsidiaries, included in this prospectus and registration statement, have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, which includes an explanatory paragraph indicating that our consolidated financial statements for the years ended December 31, 2004 and 2005 and as of December 31, 2005 were restated to reflect the application of certain provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which are effective only for public entities, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of the following private investment partnerships, each of which have been consolidated in our financial statements as of and for the year ended December 31, 2006, have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein: (i) the statement of assets and liabilities, including the condensed schedule of investments, of Pzena Large Cap Value Fund (a series of Pzena Investment Funds) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended; (ii) the statement of assets and liabilities, including the condensed schedule of investments, of Pzena Large Cap Value Fund II as of December 31, 2006, and the related statements of operations and changes in net assets for the period from August 1, 2006 (commencement of operations) to December 31, 2006; (iii) the statement of assets and liabilities, including the condensed schedule of investments, of Pzena International Value Service (a separate series of interests in Pzena Investment Management International, LLC) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended; (iv) the statement of assets and liabilities, including the condensed schedule of investments, of Pzena Global Value Service (a separate series of interests in Pzena Investment Management International, LLC) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended; and (v) the statement of assets and liabilities, including the condensed schedule of investments, of Pzena Investment Management Select Fund, L.P. (a limited partnership) as of December 31, 2006, and the related statements of operations and changes in partners’ capital for the year then ended, the report for which includes an explanatory paragraph indicating that the general partner of this limited partnership decided to liquidate the partnership on January 23, 2007.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our Class A common stock, we refer you to the registration statement and the exhibits thereto. With respect to documents described in this prospectus, we refer you to the copy of the document if it is filed as an exhibit to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement, of which this prospectus is a part, at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

INDEX TO FINANCIAL STATEMENTS OF
PZENA INVESTMENT MANAGEMENT, INC.
AND PZENA INVESTMENT MANAGEMENT, LLC

All schedules have been omitted because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Pzena Investment Management, Inc.

We have audited the accompanying statement of financial condition of Pzena Investment Management, Inc. (the “Company”) as of May 10, 2007. This statement of financial condition is the responsibility of the Company’s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Pzena Investment Management, Inc. at May 10, 2007, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New York, NY
June 11, 2007, except for the effect of the matter discussed in Note 2, which is as of October 5, 2007

Pzena Investment Management, Inc.

STATEMENT OF FINANCIAL CONDITION
As of May 10, 2007

ASSETS
Cash	$100

TOTAL ASSETS	$100

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value, 1,000 shares authorized, 6 shares issued and outstanding	$0
Additional paid-in capital	100

TOTAL STOCKHOLDER’S EQUITY	$100

1.	Organization and Purpose

Pzena Investment Management, Inc. (the “Company”) was incorporated in the State of Delaware on May 8, 2007. In connection with its incorporation, the Company issued 100 shares of common stock for $100 to Richard S. Pzena, the sole director of the Company as of that date.

The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Pzena Investment Management, LLC as a publicly-traded company.

2.	Subsequent Events

On October 5, 2007, the Company effected a 100-for-6 reverse stock split of all shares of its common stock then outstanding. All share amounts have been adjusted to reflect this split.

Report of Independent Registered Public Accounting Firm

To the Members of
Pzena Investment Management, LLC

We have audited the accompanying consolidated statement of financial condition of Pzena Investment Management, LLC and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated private investment partnerships, which statements reflect total assets and total revenue constituting 21% and 0%, respectively, of the related 2006 consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these consolidated private investment partnerships is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Pzena Investment Management, LLC and Subsidiaries at December 31, 2006, and the consolidated results of their operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New York, NY
June 11, 2007, except for Note 15(e), as to which the date is August 3, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders
Pzena Large Cap Value Fund

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Pzena Large Cap Value Fund (a series of Pzena Investment Funds) (the “Fund”) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena Large Cap Value Fund as of December 31, 2006, and its results of operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  J.H. Cohn LLP

Roseland, New Jersey
March 26, 2007

Report of Independent Registered Public Accounting Firm

To the Shareholders
Pzena Large Cap Value Fund II

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Pzena Large Cap Value Fund II (the “Fund”) as of December 31, 2006, and the related statements of operations and changes in net assets for the period from August 1, 2006 (Commencement of Operations) to December 31, 2006. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena Large Cap Value Fund II as of December 31, 2006, and its results of operations and changes in net assets for the period from August 1, 2006 (Commencement of Operations) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  J.H. Cohn LLP

Roseland, New Jersey
March 30, 2007

Report of Independent Registered Public Accounting Firm

To the Investors
Pzena International Value Service

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Pzena International Value Service (a separate series of interests in Pzena Investment Management International, LLC) (the “Fund”) as of December 31, 2006 and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena International Value Service as of December 31, 2006 and its results of operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  J.H. Cohn LLP

Roseland, New Jersey
April 9, 2007

Report of Independent Registered Public Accounting Firm

To the Investors
Pzena Global Value Service

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Pzena Global Value Service (a separate series of interests in Pzena Investment Management International, LLC) (the “Fund”) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena Global Value Service as of December 31, 2006, and its results of operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  J.H. Cohn LLP

Roseland, New Jersey
April 9, 2007

Report of Independent Registered Public Accounting Firm

To the General Partner
Pzena Investment Management Select Fund, L.P.

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Pzena Investment Management Select Fund, L.P. (A Limited Partnership) as of December 31, 2006, and the related statements of operations and changes in partners’ capital for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena Investment Management Select Fund, L.P. as of December 31, 2006, and its results of operations and changes in partners’ capital for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, on January 23, 2007, the General Partner decided to liquidate the Partnership’s holdings and liquidate the Partnership. The financial statements do not include any adjustments that might be necessary upon liquidation.

/s/  J.H. Cohn LLP

Roseland, New Jersey
March 26, 2007

Report of Independent Registered Public Accounting Firm

To the Members
Pzena Investment Management, LLC

We have audited the accompanying consolidated statement of financial condition of Pzena Investment Management, LLC (A Limited Liability Company) and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in excess of liabilities over assets for the years ended December 31, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pzena Investment Management, LLC and Subsidiaries as of December 31, 2005, and their results of operations and cash flows for the years ended December 31, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, in connection with the filing of a registration statement on Form S-1, the 2004 and 2005 consolidated financial statements have been restated to reflect the application of certain provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which are effective only for public entities.

/s/  J.H. Cohn LLP

New York, New York
June 6, 2007, except for the effects of the matter discussed in Note 15(e), which are as of August 3, 2007

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of December 31,
	2005	2006

ASSETS
Cash and Cash Equivalents	$4,969	$30,920
Restricted Cash	1,392	2,014
Due from Broker	1,079	882
Advisory Fees Receivable	17,222	25,216
Investments in Marketable Securities, at Fair Value	10,153	23,247
Investments in Investment Partnerships, at Fair Value	5,460	—
Receivable from Related Parties	675	602
Other Receivables	1,041	1,016
Investments in Affiliates	4,545	3,613
Prepaid Expenses and Other Assets	537	360
Property and Equipment, Net of Accumulated Depreciation and Amortization of $752 and $1,044, respectively	1,895	1,876

TOTAL ASSETS	$48,968	$89,746

LIABILITIES AND EXCESS OF LIABILITIES OVER ASSETS
Liabilities
Accounts Payable	$532	$673
Securities Sold Short, at Fair Value	1,072	876
Due to Broker	—	2,774
Accrued Expenses	3,623	3,409
Compensatory Units Subject to Mandatory Redemption	11,035	263,980
Other Liabilities	681	1,048

Subtotal	16,943	272,760
Capital Units Subject to Mandatory Redemption	49,729	533,553

TOTAL LIABILITIES	66,672	806,313

Commitments and Contingencies
Minority and Non-Controlling Interests	1,965	13,399
Excess of Liabilities Over Assets	(19,669)	(729,966)

TOTAL LIABILITIES AND EXCESS OF LIABILITIES OVER ASSETS	$48,968	$89,746

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	For the Year Ended December 31,
	2004	2005	2006

REVENUE	$51,896	$78,596	$115,087

EXPENSES
Compensation and Benefits Expense	28,927	41,285	305,632
General and Administrative Expenses	4,919	5,734	8,380

TOTAL OPERATING EXPENSES	33,846	47,019	314,012

Operating Income (Loss)	18,050	31,577	(198,925)

Interest Income, Net	111	285	926
Dividend Income, Net	94	171	490
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	670	386	3,280
Gain on Investment Partnerships	736	382	—
Equity in Earnings of Affiliates	586	595	614
Other	973	842	804

Total Other Income	3,170	2,661	6,114

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	21,220	34,238	(192,811)
Provision for Income Taxes	1,765	2,704	3,941
Minority and Non-Controlling Interests	3	67	1,997

Income (Loss) before Interest on Mandatorily Redeemable Units	19,452	31,467	(198,749)
Less: Interest on Mandatorily Redeemable Units	19,452	60,136	516,708

NET INCOME (LOSS)	$0	$(28,669)	$(715,457)

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,
	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$0	$(28,669)	$(715,457)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities
Depreciation and Amortization	143	175	292
Non-Cash Compensation	6,102	3,293	252,945
Non-Cash Interest on Mandatorily Redeemable Units	4,066	26,855	483,824
Realized and Unrealized Gain (Loss), Net on Marketable Securities and Securities Sold Short	(670)	(386)	(3,280)
Write-off of Leasehold Improvements	—	206	—
Minority and Non-Controlling Interests	3	67	1,997
Equity in Earnings of Affiliates and Gain on Investment Partnerships	(1,322)	(977)	(614)
Deferred Income Taxes	236	233	398
Write-off of Capitalized Expenditures	—	—	115
Write-off of Notes Receivable	200	—	—
Changes in Operating Assets and Liabilities:
Advisory Fees Receivable	(4,691)	(7,554)	(8,096)
Due From Broker	—	(1,079)	197
Restricted Cash	114	(660)	(620)
Prepaid Expenses and Other Assets	(33)	(408)	369
Due to Broker	—	—	2,774
Accrued Expenses and Other Liabilities	(1,225)	1,570	(262)
Purchases of Marketable Securities and Securities Sold Short	(1,684)	(11,353)	(19,219)
Proceeds From Sale of Marketable Securities and Securities Sold Short	1,836	7,426	21,030

Net Cash Provided by (Used in) Operating Activities	3,075	(11,261)	16,393

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in Affiliates	—	—	(2,619)
Investments in Investment Partnerships	(5,000)	2,546	5,460
Purchases of Property and Equipment	(99)	(1,720)	(273)
Receivable from Related Parties	(252)	(423)	(43)
Collection of Notes Receivable	100	—	—

Net Cash Provided by (Used in) Investing Activities	(5,251)	403	2,525

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from Members	—	9,000	5,160
Contributions from Minority and Non-Controlling Interests	—	1,895	2,467
Distributions to Minority and Non-Controlling Interests	—	—	(1,036)

Net Cash Provided by Financing Activities	0	10,895	6,591

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(2,176)	$37	$25,509

CASH AND CASH EQUIVALENTS — Beginning of Year	$7,108	$4,932	$4,969
Effect of Initial Consolidation of Affiliates	—	—	442

Cash and Cash Equivalents — Beginning of Year (Adjusted)	7,108	4,932	5,411
Net Increase (Decrease) in Cash and Cash Equivalents	(2,176)	37	25,509

CASH AND CASH EQUIVALENTS — End of Year	$4,932	$4,969	$30,920

Supplementary Cash Flow Information:
Interest Paid:
On Mandatorily Redeemable Units	$15,386	$33,281	$32,884

Other	$—	$—	$15

Income Taxes Paid	$1,716	$2,610	$3,290

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EXCESS OF LIABILITIES OVER ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(in thousands)

Balance at January 1, 2004	$—
Income before Interest on Mandatorily Redeemable Units	19,452
Interest on Mandatorily Redeemable Units	(19,452)

Balance at December 31, 2004	—
Income before Interest on Mandatorily Redeemable Units	31,467
Interest on Mandatorily Redeemable Units	(60,136)
Contributions	9,000

Balance at December 31, 2005	(19,669)
Loss before Interest on Mandatorily Redeemable Units	(198,749)
Interest on Mandatorily Redeemable Units	(516,708)
Contributions	5,160

Balance at December 31, 2006	$(729,966)

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 —	Organization

Pzena Investment Management, LLC, together with its subsidiaries (the “Company”), is an investment adviser which is registered under the Investment Advisers Act of 1940 and is headquartered in New York, New York. The Company currently manages assets in ten value-oriented investment strategies across a wide range of market capitalizations in both U.S. and international capital markets.

The Company has consolidated the results of operations and financial condition of the following private investment partnerships as of and for the year ended December 31, 2006:

		Ownership At
		December 31,
Entity	Type of Entity (Date of Formation)	2006

Pzena Large Cap Value Fund	Massachusetts Trust (11/01/2002)	99.6%
Pzena Large Cap Value Fund II	Massachusetts Trust (08/01/2006)	99.9%
Pzena International Value Service	Delaware Limited Liability Company (12/22/2003)	0.0%
Pzena Global Value Service	Delaware Limited Liability Company (12/22/2003)	0.0%
Pzena Emerging Markets Value Service	Delaware Limited Liability Company (12/28/2006)	100.0%
Pzena Investment Management Select Fund, LP	Delaware Limited Partnership (12/31/2004)	49.6%

Pursuant to its Operating Agreement, the Company will continue until December 31, 2026, unless a terminating event, as defined in the Operating Agreement, occurs prior to this date. Members are not liable for repayment, satisfaction or discharge of any debts, liabilities or obligations of the Company, except to the extent of their capital accounts.

Note 2 —	Significant Accounting Policies

Basis of Presentation:

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles and related SEC rules and regulations. The Company’s policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest and variable interest entities where the Company is deemed to be the primary beneficiary. The Company also consolidates non-variable-interest entities in which it acts as the general partner or managing member. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements of the Company include the results of operations and financial condition of the Pzena Large Cap Value Fund, the Pzena Large Cap Value Fund II, the Pzena Emerging Markets Value Service and the Pzena Investment Management Select Fund, LP as of, and from, the dates of their formation. Pursuant to the guidance of Emerging Issues Task Force Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), the results of operations of the Pzena International Value Service and the Pzena Global Value Service have been consolidated effective January 1, 2006. All of these entities represent private investment partnerships over which the Company exercises control. Minority and non-controlling interests recorded on the consolidated financial statements of the Company includes the non-controlling interests of the outside investors in each of these entities.

The Company acts as the investment manager for four trusts and one offshore investment company, each of which are considered variable-interest entities. Each of these entities are vehicles through which the Company offers its Global Value and International Value strategies and each commenced operations in 2006. The Company is not considered the primary beneficiary of these entities. Correspondingly, their results of operations and financial condition are not consolidated by the Company. The total net assets of these variable-interest entities was approximately $566.4 million at December 31, 2006. The Company is not exposed to losses as a result of its involvement with these entities because it has no direct investment in them.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in private investment partnerships in which the Company has a minority interest and exercises significant influence are accounted for using the equity method. Such investments are reflected on the consolidated statements of financial condition as investments in affiliates and are recorded at the amount of capital reported by the respective private investment partnerships. Such capital accounts reflect the contributions paid to, distributions received from, and the equity earnings of, the private investment partnerships. The earnings of these private investment partnerships are included in equity in earnings of affiliates in the consolidated statements of operations.

The Company’s membership units are categorized as either Compensatory Units or Capital Units. Because both types of units have features of both debt and equity, the Company currently accounts for them pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)), and Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), as described further below. Prior to the adoption of these standards, the Company accounted for its Compensatory Units under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations.

Compensatory Units consist of a series of annual Profits-Only Interest and Class C Profits Interest awards made between 2002 and 2006 that were granted to employees and members for services rendered. The distributions associated with these units, and the subsequent incremental increase or decrease in their redemption value, are accounted for as part of compensation expense on the consolidated statements of operations, as further discussed below. The cumulative liability for redeeming these units is shown in the consolidated statements of financial condition as compensatory units subject to mandatory redemption.

Capital Units include units issued to founders and those purchased by certain employees. The distributions associated with these units, and the subsequent incremental increase or decrease in their redemption value, are accounted for as part of interest on mandatorily redeemable units on the consolidated statements of operations. The cumulative liability for redeeming these units is shown in the consolidated statements of financial condition as capital units subject to mandatory redemption.

Given this liability accounting treatment, the Company’s consolidated statements of financial condition do not include any equity and none of the Company’s outstanding units are considered equity of the Company for the periods shown.

Management’s Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Fair Values of Financial Instruments:

The carrying amount of all financial instruments in the consolidated statements of financial condition, including marketable securities and interests in investment partnerships, approximates their fair values.

Revenue Recognition:

Revenue, comprised of advisory fee income, is recognized over the period in which investment management services are provided. Advisory fee income includes management fees that are calculated based on percentages of assets under management, generally billed quarterly, either in arrears or advance, depending on their contractual terms. Advisory fee income also includes incentive fees that may be earned by the Company depending on the investment return of the assets under management. Incentive fee arrangements generally entitle the Company to participate, on a fixed-percentage basis, in any returns generated in excess of an agreed-upon benchmark. The Company’s participation percentage in such return differentials is then multiplied by assets under management to determine incentive fees. Returns are calculated on an annualized

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

basis over the contract’s measurement period, which may extend up to three years. Incentive fees are generally payable annually. Pursuant to the preferred accounting method under Emerging Issues Task Force Issue D-96, Accounting for Management Fees Based on a Formula (EITF D-96), incentive fee income is recorded at the conclusion of the contractual performance period when all contingencies are resolved.

Unit-based Compensation:

Prior to January 1, 2006, the Company accounted for its unit-based compensation in accordance with the provisions of APB 25, and related interpretations. On January 1, 2006, the Company adopted FAS 123(R), using the modified prospective method, which requires the recognition of the cost of equity-based compensation based on the grant-date fair value of the award. The adoption of FAS 123(R) did not have a material effect on the results of operations or financial condition of the Company.

For all periods shown, compensation expense includes the distributions made on Compensatory Units outstanding, as well as the incremental increases or decreases in the redemption values of these units subsequent to their grant date over their vesting period. Distributions are generally based on the Company’s income before non-cash compensation charges. Prior to December 31, 2006, redemption values were determined using a formula-based price, based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding redemption. This portion of the redemption amount was exclusive of any associated accumulated undistributed earnings, which was also required to be paid to members upon redemption. Effective December 31, 2006, these units’ redemption features were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in compensation expense related to that modification.

Effective March 31, 2007, as discussed further in Note 15, the Operating Agreement was amended to eliminate the Company’s obligation to redeem units under any circumstance. Since all Compensatory Units only have equity characteristics thereafter, neither distributions nor subsequent incremental changes to these units’ value will be included as an expense from March 31, 2007. As of March 31, 2007, the Company accelerated the vesting of all Compensatory Units then subject to vesting.

Interest on Mandatorily Redeemable Units:

Interest on mandatorily redeemable units includes distributions made on Capital Units outstanding, as well as the incremental increases or decreases in the redemption values of these units. Distributions are generally based on the Company’s income before non-cash compensation charges. Prior to January 1, 2005, Capital Units were redeemable at book value. Accordingly, incremental increases or decreases to book value in those periods are included as a component of interest on mandatorily redeemable units.

Effective January 1, 2005, the Company’s Operating Agreement was amended to require that Capital Units be redeemed on the death of a member at a formula-based price determined based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the member’s death. This portion of the redemption amount was exclusive of any associated accumulated undistributed earnings, which was also required to be paid to the member’s estate. Accordingly, since January 1, 2005, any incremental increases or decreases to this formula-based price, as well as any change in undistributed earnings, are included as a component of interest on mandatorily redeemable units.

Effective December 31, 2006, these units’ redemption features were changed from a formula-based plan to a fair value-based plan. As such, the Company recorded a one-time increase in interest on mandatorily redeemable units related to that modification.

Effective March 31, 2007, as discussed further in Note 15, the Operating Agreement was amended to eliminate the Company’s obligation to redeem units under any circumstance. Since all Capital Units will thereafter have only equity characteristics, neither distributions, nor subsequent incremental changes to these units’ value, will be charged against income from the effective date of the amendment.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Compensatory Units Subject to Mandatory Redemption:

For its Compensatory Units, the Company records a net liability equal to the accumulated redemption value as of the balance sheet date of all such outstanding units. This liability also includes any undistributed earnings attributable to such units.

Prior to December 31, 2006, vested Compensatory Units were required to be redeemed on the death of a member at a formula-based price based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the member’s death. Effective December 31, 2006, these units’ redemption provisions were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in the liability related to that modification.

Effective March 31, 2007, as discussed further in Note 15, the Company amended its Operating Agreement to remove all mandatory redemption provisions. At that time, the liability associated with these units will be reclassified as equity.

Capital Units Subject to Mandatory Redemption:

For its Capital Units, the Company records a net liability equal to the accumulated redemption value as of the balance sheet date of all such outstanding units. This liability also includes any undistributed earnings attributable to such units.

Prior to January 1, 2005, Capital Units were redeemable at book value. Effective January 1, 2005, the terms of the Company’s Operating Agreement were amended to require that Capital Units be redeemed on the death of a member at a formula-based price determined based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the member’s death. Effective December 31, 2006, these units’ redemption provisions were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in the liability related to that modification.

Effective March 31, 2007, as discussed further in Note 15, the Company amended its Operating Agreement to remove all mandatory redemption provisions. At that time, the liability associated with these units will be reclassified as equity.

Cash and Cash Equivalents and Restricted Cash:

The Company considers all highly-liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Interest on cash and cash equivalents is recorded as interest income in the consolidated statements of operations.

The Company was required to maintain compensating balances of $1.4 million and $2.0 million at December 31, 2005 and 2006, respectively, as collateral for letters of credit issued by a third party in lieu of a cash security deposit, as required by the Company’s lease for its New York office space. Such amounts are included in restricted cash on the consolidated statements of financial condition.

Due From Broker:

Due from broker consists primarily of cash balances and amounts receivable for unsettled securities transactions held at the clearing broker of one of the Company’s consolidated investment partnerships.

Due To Broker:

Due to broker consists primarily of amounts payable for unsettled securities transactions initiated by the clearing broker of one of the Company’s consolidated investment partnerships.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Investments in Securities:

Investments in marketable securities and securities sold short represent primarily the securities held by the Company’s consolidated investment partnerships. All such securities are classified as trading securities and are recorded at fair value, with realized and unrealized gains and losses, net reported in earnings in the consolidated statements of operations.

Investments in Investment Partnerships:

Investments in investment partnerships, where the Company has a minority interest, but does not exercise significant influence, are accounted for at fair value based upon the fair value of the underlying partnership assets. Gains and losses on such investments are recorded in gain on investment partnerships in the consolidated statements of operations.

Securities Valuation:

Investments in marketable equity securities and securities sold short which are traded on a national securities exchange (or reported on the NASDAQ national market) are carried at fair value based on the last reported sales price on the valuation date. If no reported sales occurred on the valuation date, investments in securities are valued at the bid price and securities sold short are valued at the ask price. Securities transactions are recorded on the trade date.

The net realized gain or loss on sales of securities is determined on a specific identification basis and is included in realized and unrealized gain, net on marketable securities and securities sold short in the consolidated statements of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and advisory fees receivable. The Company maintains its cash, temporary cash and restricted cash investments in bank deposit and other accounts whose balances, at times, exceed federally insured limits.

The concentration of credit risk with respect to advisory fees receivable is generally limited, due to the short payment terms extended to clients by the Company. On a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. For the years ended December 31, 2004, 2005 and 2006, approximately 12%, 14% and 20%, respectively, of the Company’s advisory fees were generated from an advisory agreement with one client. At December 31, 2005 and 2006, no allowance for doubtful accounts has been deemed necessary.

Property and Equipment:

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the remaining lease term.

Business Segments:

The Company views its operations as comprising one operating segment.

Income Taxes:

The Company is a limited liability company and has elected to be treated as a partnership for tax purposes. Accordingly, no provision has been made for federal or state income taxes, since it is the personal responsibility of the individual members of the Company to separately report their proportionate share of the

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Company’s taxable income or loss. Similarly, the income of the Company’s consolidated investment partnerships is not subject to income taxes, as it is allocated to each partnership’s individual partners. A provision has been made by the Company for New York City Unincorporated Business Tax. The Company is a cash basis taxpayer.

The Company accounts for the New York City Unincorporated Business Tax pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The income tax provision, or credit, is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Foreign Currency:

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of its operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included in the net realized and unrealized gain on marketable securities and securities sold short.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Company’s books and the U.S. Dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribed the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken, or expected to be taken, by an entity before being measured and recognized in the financial statements. The application of FIN 48 is required for fiscal years beginning after December 15, 2006. Management completed its assessment of the impact of this standard on the Company’s consolidated financial statements and determined that the impact will not be material.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. Management is in the process of assessing the impact of this standard on the consolidated financial statements of the Company.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 3 —	Property and Equipment

Property and equipment, net, are comprised of the following:

	As of December 31,
	2005	2006
	(in thousands)

Computer Hardware	$523	$682
Computer Software	119	141
Furniture and Fixtures	775	775
Office Equipment	189	189
Leasehold Improvements	1,041	1,133

Total	2,647	2,920
Less: Accumulated Depreciation and Amortization	(752)	(1,044)

Total	$1,895	$1,876

Depreciation and amortization expense, included in general and administrative expenses, totaled $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2004, 2005 and 2006, respectively. In 2005, the Company wrote off $0.2 million of leasehold improvements as the result of its move to new office space.

Note 4 —	Related Party Transactions

For the years ended December 31, 2004, 2005 and 2006, the Company earned $0.1 million, $0.2 million and $2.5 million, respectively, in advisory fees from unconsolidated entities in which it has an ownership interest and for which it acts as the investment manager.

At December 31, 2005 and 2006, the Company had advanced $0.2 million and $0.1 million, respectively, to an international investment company for organization and start-up costs, which are included in receivable from related parties on the consolidated statements of financial condition. The Company is the sponsor and investment manager of this entity.

On January 1, 2005, the Company issued a $2.0 million loan to a member. This loan was in the form of a promissory note that bore interest at 4.75% per annum. This loan was repaid in full on November 1, 2005. The Company recognized approximately $0.1 million in interest income associated with this note for the year ended December 31, 2005.

At December 31, 2005 and 2006, receivable from related parties included $0.4 million and $0.5 million, respectively, of loans to employees. Certain of these loans are in the form of forgivable promissory notes which are amortized through compensation expense pursuant to their terms. For the years ended December 31, 2004, 2005 and 2006, $0.1 million, $0.2 million and $0.2 million, respectively, of such amortization was recognized as compensation expense.

Employees of the Company who are considered accredited investors have the ability to open separately-managed accounts, or invest in certain of the Company’s consolidated investment partnerships, without being assessed advisory fees. Investments by employees in separately-managed accounts are permitted only at the discretion of the Executive Committee, but are generally not subject to the same minimum investment levels that are required of outside investors. Some of the investment advisory fees that are waived on separately managed accounts for employees are for strategies that typically have account minimums, which vary by strategy, but typically average approximately $50,000 per account per year. The impact of this benefit is not material to the Company’s consolidated financial statements for any period presented.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 5 —	Investments in Affiliates

The Company holds investments in, and acts as manager of, certain unconsolidated investment partnerships which are accounted for under the equity method. These investments in affiliates consisted of the following:

	As of December 31,
	2005	2006
	(in thousands)

PAI Hedged Value Fund, LLC	$—	$3,613
Pzena Global Value, plc	381	—
Pzena Global Value Service	2,584	—
Pzena International Value Service	1,580	—

Total	$4,545	$3,613

Pursuant to EITF 04-5, the Pzena International Value Service and the Pzena Global Value Service were consolidated effective January 1, 2006.

Summary financial information related to these entities is as follows:

	As of and for the Year Ended
	December 31, 2004
		Pzena
	Pzena Global	International
	Value Service	Value Service
	(in thousands)

Net Investment Income	$30	$38
Realized and Unrealized Gains	719	856

Net Income	$749	$894

Company’s Equity in Earnings	$341	$245

Ownership Percentage	47%	28%

	As of and for the Year Ended
	December 31, 2005
			Pzena
	Pzena Global	Pzena Global	International
	Value, plc	Value Service	Value Service
	(in thousands)

Investments, at Fair Value	$—	$5,382	$6,427
Other Assets	381	201	260
Total Liabilities	—	(46)	(55)

Net Assets	$381	$5,537	$6,632

Equity Held by the Company	$381	$2,584	$1,580

Net Investment Income	$—	$41	$59
Realized and Unrealized Gains	—	744	845

Net Income	$0	$785	$904

Company’s Equity in Earnings	$—	$375	$220

Ownership Percentage	100%	47%	24%

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of and for the
Year Ended
December 31,
2006
PAI Hedged
Value Fund, LLC
(in thousands)

Investments, at Fair Value	$12,277
Other Assets	—
Total Liabilities	(12)

Net Assets	$12,265

Equity Held by the Company	$3,613

Net Investment Income	$140
Realized and Unrealized Gains	1,125

Net Income	$1,265

Company’s Equity in Earnings	$614

Ownership Percentage	29%

Note 6 —	Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities. FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), providing accounting and disclosure requirements for certain guarantees. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, the Company’s estimate of the value of such guarantees is de minimis, and, therefore, an accrual has not been made in the consolidated financial statements.

In the normal course of business, the Company may also be subject to various legal proceedings from time to time. Currently, there are no such proceedings pending against the Company.

The Company leases office space under a non-cancelable operating lease agreement which expires on October 31, 2015. The Company reflects lease expense over the lease term on a straight-line basis. The Company has agreed to lease additional office space at the Company’s headquarters at 120 West 45th Street, New York, New York. The Company took possession of this space on March 1, 2007. The new lease is co-terminus with the Company’s existing lease.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Lease expenses for the years ended December 31, 2004, 2005 and 2006 were $0.6 million, $0.7 million and $1.2 million, respectively, and are included in general and administrative expenses on the consolidated statements of operations. As of December 31, 2006, future minimum lease payments are as follows:

Year Ending	Minimum
December 31,	Payments
(in thousands)

2007	$1,830
2008	1,952
2009	1,949
2010	1,965
2011	2,074
Thereafter	8,045

Total	$17,815

Note 7 —	Retirement Plan

The Company maintains a defined contribution pension plan which covers substantially all members and employees. The Company may make contributions to the plan at the discretion of management. Under the terms of the plan, all such contributions vest immediately. Company contributions for the year ended December 31, 2004, 2005 and 2006 were $0.7 million, $0.8 million and $1.1 million, respectively. These expenses are included in compensation and benefits expense in the consolidated statements of operations.

Note 8 —	Compensation

As discussed further in Note 13, the Company has issued Compensatory Units to employees and members which have redemption features that required them to be classified as liabilities in the consolidated statements of financial condition. Distributions on the Compensatory Units outstanding, and changes in these units’ redemption values, have been recorded as compensation expense. Effective December 31, 2006, the terms of these units’ redemption features were changed from a formula-based plan to a fair-value based plan. The increase in value associated with this change, approximately $232.5 million, was charged to compensation expense on December 31, 2006.

Compensation and benefits expense to employees and members is comprised of the following:

	For the Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cash Compensation and Benefits	$18,837	$23,832	$34,830
Distributions on Compensatory Units	6,865	10,147	17,857
Change in Redemption Value of Compensatory Units	3,225	7,306	20,411
Change from Formula to Fair Value Plan for Compensatory Units	—	—	232,534

Total Compensation and Benefits Expense	$28,927	$41,285	$305,632

Distributions on Compensatory Units includes cash distributions paid on, as well as the net increase or decrease in undistributed earnings attributable to, Compensatory Units. Cash distributions paid on such units were $4.0 million, $14.2 million and $17.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

From 2002 through 2005, the Company granted Profits-Only Interests to employees and members that entitled the holder to a share of profits commencing from the date of issuance, and also entitled the holder to participate in the increase or decrease in the value thereof from a base or grant value, once the units vested.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Profits-Only Interests vested ratably over a three-year period. The value was determined by a formula based on the net fee revenue (as defined in the Operating Agreement) for the four most recently completed fiscal quarters. In 2006, the Company granted Class C Profits Interests to employees and members that entitled the holder to a share of annual profits in excess of $27.1 million and any increase in the fair value from the fair value at the time of issuance (the “Grant Value”), once the units vested. The Class C Profits Interests cliff vest at the end of a three-year period. The Grant Value for the Class C Profits Interests granted on January 1, 2006 was determined by an analysis by the Executive Committee of the Company, taking into account the values of comparable companies and estimates of the Company’s future cash flow, and approximates fair value. The fair value of the Company at December 31, 2006 was determined.

The following table describes the grants of Profits-Only Interests and Class C Profits Interests, and their respective grant values per unit, prior to their exchange for new units, as also described below:

		Weighted
	Total	Average	Units
	Units	Grant Value	Vested

Outstanding at January 1, 2004	3,990,000	$0.37	960,000
Granted	9,345,000	0.52
Surrendered	—	—

Outstanding at December 31, 2004	13,335,000	0.47	2,290,000
Granted	5,142,000	0.85
Surrendered	(66,000)	0.55

Outstanding at December 31, 2005	18,411,000	0.58	6,735,000
Granted	7,354,160	9.14
Surrendered	—	—

Outstanding at December 31, 2006	25,765,160	3.02	11,741,495

The change in liability for the redemption of Profits-Only Interests and Class C Profits Interests is described below:

(in thousands)

Balance at January 1, 2004	$1,639
Value of Units Vested During the Year	629
Increase in Value of Units Previously Vested	317
Compensation Expense Associated with Unvested Units	2,279
Change in Undistributed Earnings	2,877
Payment of Liabilities	—

Balance at December 31, 2004	$7,741
Value of Units Vested During the Year	3,513
Increase in Value of Units Previously Vested	956
Compensation Expense Associated with Unvested Units	2,848
Change in Undistributed Earnings	(4,012)
Payment of Liabilities	(11)

Balance at December 31, 2005	$11,035
Value of Units Vested During the Year	5,809
Increase in Value of Units Previously Vested	3,269
Compensation Expense Associated with Unvested Units	11,333
Payment of Liabilities	—
Change in Undistributed Earnings	—
Charge for Conversion to Fair Market Value	232,534

Balance at December 31, 2006	$263,980

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On December 31, 2006, the Company’s members exchanged all of their Profits-Only Interests and Class C Profits Interests for new units based on exchange ratios which took into account the then current estimated fair value of the Company and estimates of the Company’s future distributions. The exchange did not accelerate the vesting of any of the units awarded. Consequently, the 25,765,160 Profits-Only Interests and Class C Profits Interests were exchanged for 24,593,715 new units. Of this number, 9,066,160 unvested Profits-Only Interests and Class C Profits Interests were exchanged for 8,123,120 new units. The exchange required a one-time compensation charge of $232.5 million to reflect the increase in the liability for the potential redemption of the new units at fair value rather than the formula-based value described above. At December 31, 2006, the unrecognized cost of the future vesting of the 8,123,120 unvested Compensatory Units was $65.0 million. Of this total, $36.2 million is attributed to units that, absent the acceleration as of March 31, 2007, of all Compensatory Units then subject to vesting (as described in Note 15), would be expected to be recognized as an expense in 2007 and $28.8 million that would similarly be expected to be recognized as an expense in 2008.

Note 9 —	Short Term Borrowings

On June 12, 2006, the Company entered into a renewable one-year, $7 million line of credit (the “Line”) with a financial institution, expiring on June 12, 2007. Under the terms of the Line, the Company has the option to borrow amounts at various interest rates based on the London Interbank Offering Rate Market Index Rate plus 2.35%. The Line is collateralized by the assets of the Company.

On June 12, 2006, the Company drew down $4 million on the Line for working capital purposes at an interest rate of 7.52%. The Line was repaid in full on July 11, 2006.

As of December 31, 2006, no balance was outstanding against the Line.

Note 10 —	Settlement Fee Income

As part of the Company’s settlement agreement and withdrawal from its membership in a limited liability company that is the general partner of an investment partnership, the Company is entitled to certain future payments through 2007, provided that specific revenue goals are achieved by the general partner of the investment partnership. The Company will recognize these future payments (up to $1.0 million per year through 2007) if and when such revenue goals are achieved in subsequent years. The Company recognized $1.0 million in 2004, 2005 and 2006, respectively, related to the payments per the settlement agreement. These settlement fees are recorded in other income at the end of the contractual period and amounts receivable as part of the settlement are included in other receivables.

Note 11 —	Income Taxes

The provision for New York City Unincorporated Business Tax is comprised of the following:

	For the Year Ended December 31,
	2004	2005	2006
	(in thousands)

Current	$1,529	$2,471	$3,543
Deferred	236	233	398

Total	$1,765	$2,704	$3,941

Deferred tax liabilities of $0.6 million and $1.0 million are included in other liabilities at December 31, 2005 and 2006, respectively. Deferred tax liabilities are primarily the result of the Company’s use of the cash basis of accounting for income taxes.

The income tax provision differs from the expense that would result from applying the New York City Unincorporated Business Tax rate to income before income taxes. The primary difference results from members’ compensation, which is not deductible for tax purposes.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note 12 —	Investments in Marketable Securities and Investment Partnerships

Marketable securities and securities sold short consisted of the following at December 31, 2005:

		Unrealized
	Cost	Gain (Loss)	Fair Value
	(in thousands)

Equities	$9,020	$539	$9,559
Bonds	716	(122)	594

	$9,736	$417	$10,153

		Unrealized
	Proceeds	Loss	Fair Value
	(in thousands)

Equity Securities Sold Short	$1,046	$26	$1,072

Marketable securities and securities sold short consisted of the following at December 31, 2006:

		Unrealized
	Cost	Gain	Fair Value
	(in thousands)

Equities	$20,828	$2,419	$23,247

		Unrealized
	Proceeds	Loss	Fair Value
	(in thousands)

Equity Securities Sold Short	$681	$195	$876

Investments in investment partnerships consisted of the following at December 31, 2005:

Fair Value
(in thousands)

Sage Investors Cash Management, LLC	$4,221
Pequot Energy MLP Income Fund, LP	1,239

$5,460

Note 13 —	Members’ Equity Interests

Prior to December 31, 2006, ownership interests in the Company were comprised of Capital Units (Class A Voting Units and Class B Non-Voting Units) and various series of Profits-Only Interests and Class C Profits Interests. With the exception of the Class B Non-Voting Units, all units were entitled to vote. All of the Profits-Only Interests and Class C Profits Interests were granted to employees and members as unit-based compensation. Profits-Only Interests vest ratably over a three-year period, while the Class C Profits Interests cliff vest at the conclusion of a three-year term. Profits and losses were allocated on a pro rata basis according to the terms of the Operating Agreement. Effective January 1, 2005, the Operating Agreement was amended to require that all Capital Units be repurchased in the event of the holder’s death or, if applicable, termination of employment, at a formula-based price determined by the holder’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the holder’s death or, if applicable, the holder’s termination of employment. Profits-Only Interests and Class C Profits Interests had similar repurchase provisions effective from their respective dates of grant. These redemption amounts were exclusive of any accumulated undistributed earnings associated with such units, which were also required to be paid to the holder’s estate. Prior to this amendment, all Capital Units were required to be repurchased at their book value at the time of the unitholder’s death. These redemption features caused all of the Company’s units to be classified as liabilities as of the effective date of FAS 150 with respect to the Company, which was July 1, 2003.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

For Compensatory Unit-based awards, distributions on such Compensatory Units have been classified as compensation expense. Incremental changes to these units’ redemption values subsequent to the grant date have also been included as a component of compensation expense at each reporting period. For the Company’s non-compensatory units (Capital Units), distributions and incremental changes in the net liability associated with these units’ redemption values have been recorded as components of interest on mandatorily redeemable units in the consolidated statements of operations.

Upon a sale of the Company, proceeds were to be allocated first to the holders of Capital Units, and then to the holders of Profits-Only Interests and Class C Profits Interests based on their pro rata share of the incremental increase in assigned value of the Company above the point at which the respective units were issued.

On December 31, 2006, the Company initiated a capital restructuring, wherein all of the outstanding Compensatory Units and Capital Units were exchanged for new units on a percentage basis determined by the outstanding units’ relative fair values. These new units all retain the same earnings sharing and voting rights, but participate in the potential liquidation of the Company on a pro rata basis. The Company and unitholders each have fair-value put and call provisions, subject to certain restrictions, that allow for redemption only for vested units that have been held longer than six months. New units exchanged for units previously issued will retain their original liability classification. Of the total $696.3 million increase in value arising from the change from a formula-based redemption plan to a fair-value plan, approximately $232.5 million was associated with compensatory unit awards and charged to compensation expense on December 31, 2006. The remaining $463.8 million was recorded as a component of interest on mandatorily redeemable units for the year ended December 31, 2006.

As discussed further in Note 15, the Operating Agreement was amended, as of March 31, 2007, to eliminate the Company’s requirement to redeem units under any circumstance. In addition, the Company accelerated, as of March 31, 2007, the vesting of all Compensatory Units then subject to vesting.

Capital Units, all subject to mandatory redemption upon the death of the holders, consist of:

	As of December 31,
	2005	2006
	(in thousands)

Members’ Capital (39,354,000 and 39,891,000 units issued and outstanding at December 31, 2005 and 2006, respectively)	$13,223	$18,383
Undistributed Earnings (Loss) Attributable to Capital Units	16,837	(214,796)
Excess of Redemption Amount Over Capital and Undistributed Earnings (Loss)	19,669	729,966

Total Capital Units Subject to Mandatory Redemption	$49,729	$533,553

Compensation expense associated with the Company’s Compensatory Units, consisting of Profits-Only Interests and Class C Profits Interests, is comprised of the following:

	For the Year Ended December 31,
	2004	2005	2006
	(in thousands)

Distributions on Compensatory Units	$6,865	$10,147	$17,857
Change in Redemption Value of Compensatory Units	3,225	7,306	20,411
Change from Formula to Fair Value Plan for Compensatory Units	—	—	232,534

Total Unit-Based Compensation Expense	$10,090	$17,453	$270,802

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Except as otherwise provided by law, the liability of a member of the Company is limited to the amount of its capital account.

A member may transfer or assign all, or any part of, its membership interest to any other party (a Transferee). A Transferee of such membership interest shall not become a member unless its membership in the Company is unanimously approved by the then existing member(s) in writing. Any Transferee admitted as a member shall succeed to the capital account, or portion thereof, transferred or assigned, as if no such transfer or assignment had occurred.

At December 31, 2006, 1,569,000 Class A Voting Units have been pledged by one member as collateral to an unrelated third party. Should the counterparty enforce its security interest, these Class A Voting Units will be converted into Class B Non-Voting Units pursuant to the terms of the Operating Agreement.

On January 1, 2006, the Company effected a 600-for-1 unit split. All unit and per unit amounts have been adjusted to reflect this split.

In 2003, the Company issued immediately vested options to a member for the purchase of Capital Units, exercisable at various prices and expiring in September of 2013. In each of January 2004, 2005 and 2006, the terms of the grant were amended to adjust for the dilutive effect of the issuance of additional members’ equity interests. The Company accounted for these options using the intrinsic value method prescribed by APB 25. No compensation cost associated with these grants and their subsequent modifications has been reflected in net income, as all such options had exercise prices in excess of fair market value on the date of grant or modification. If the Company had recorded compensation cost for these options based on the fair value of the options on the date of grant consistent with FAS 123(R), the impact on the Company’s net income would not be material.

The following is a summary of the option activity for the three years ended December 31, 2006:

	Options	Weighted-Average
	Outstanding	Exercise Price

Balance at January 1, 2004	1,680,000	$8.33
Options Granted	1,980,000	7.07
Options Cancelled	(1,680,000)	(8.33)
Options Exercised	—	—

Balance at December 31, 2004	1,980,000	7.07
Options Granted	1,611,000	7.45
Options Cancelled	(1,485,000)	(8.08)
Options Exercised	(1,569,000)	(5.74)

Balance at December 31, 2005	537,000	(9.61)
Options Granted	—	—
Options Cancelled	—	—
Options Exercised	(537,000)	(9.61)

Balance at December 31, 2006	—

The weighted-average grant date fair value of options issued in 2004 and 2005 was negligible.

Note 14 —	Restatement

The Company restated its consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 to reflect the application of certain provisions of Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which are effective only for public entities. These provisions require the Company to

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

charge against income the distributions paid on, and the changes in redemption value of, its Capital Units. The Company previously reported net income of $19.5 million and $28.4 million for the years ended December 31, 2004 and 2005, respectively. The restatements resulted in the Company reporting net income (loss) of $0 and $(28.7) million for the years ended December 31, 2004 and 2005, respectively.

Note 15 —	Subsequent Events

(a) Pursuant to its 2006 Equity Incentive Plan, adopted on January 1, 2007, the Company issued 315,500 new Class A Voting Units and 630,000 options to purchase Class A Voting Units to new and existing members on January 1, 2007. These units and options all vest ratably over a four-year period and were issued with grant values or strike prices of $13.53.

(b) On January 23, 2007, the Company dissolved the Pzena Investment Management Select Fund, L.P. and distributed its remaining net assets to its investors.

(c) On February 13, 2007, the Company accelerated the vesting of 285,000 of the 315,500 Class A Voting Units granted on January 1, 2007 and repurchased them from a departing employee. The charge associated with this acceleration was approximately $3.8 million and will be included in compensation expense in 2007.

(d) The Operating Agreement was amended as of March 31, 2007 to eliminate the Company’s obligation to redeem units under any circumstance. As a result, all units that were categorized as liabilities in the Company’s consolidated financial statements were reclassified as equity as of March 31, 2007. Because their mandatory redemption feature has been eliminated, no subsequent changes to these units’ fair value will be recorded as a component of compensation expense or interest on mandatorily redeemable units. Similarly, distributions related to Compensatory Units will no longer be considered a component of compensation expense, but instead be recorded as a direct reduction of undistributed earnings. As of March 31, 2007, the Company accelerated the vesting of all Compensatory Units then subject to vesting. The one-time charge associated with this acceleration, approximately $65.0 million, was recorded on March 31, 2007.

(e) On July 17, 2007, the Company effected a 5-for-1 unit split of all its units then outstanding. All unit and per-unit amounts have been adjusted to reflect this split.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	December 31,	June 30,
	2006	2007
		(unaudited)

ASSETS
Cash and Cash Equivalents	$30,920	$10,011
Restricted Cash	2,014	2,051
Due from Broker	882	144
Advisory Fees Receivable	25,216	26,053
Investments In Marketable Securities, at Fair Value	23,247	23,403
Receivable From Related Parties	602	356
Other Receivables	1,016	741
Investments In Affiliates	3,613	3,758
Prepaid Expenses and Other Assets	360	1,956
Property and Equipment, Net of Accumulated Depreciation of $1,044 and $1,193, respectively	1,876	3,172

TOTAL ASSETS	$89,746	$71,645

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts Payable	$673	$141
Securities Sold Short, at Fair Value	876	—
Due to Broker	2,774	76
Accrued Expenses	3,409	13,033
Compensatory Units Subject to Mandatory Redemption	263,980	—
Other Liabilities	1,048	1,180

Subtotal	272,760	14,430
Capital Units Subject to Mandatory Redemption	533,553	—

TOTAL LIABILITIES	806,313	14,430

Commitments and Contingencies
Minority and Non-Controlling Interests	13,399	14,190
Excess of Liabilities over Assets	(729,966)	—
Members’ Equity:
Members’ Capital (64,037,910 units issued and outstanding at June 30, 2007)	—	833,845
Retained Deficit	—	(790,820)

TOTAL MEMBERS’ EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	(729,966)	43,025

TOTAL LIABILITIES AND MEMBERS’ EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	$89,746	$71,645

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2007	2006	2007

REVENUE	$27,163	$36,840	$51,810	$72,138

EXPENSES
Compensation and Benefits Expense	19,348	8,582	37,198	112,406
General and Administrative Expenses	1,928	2,540	3,568	4,629

TOTAL OPERATING EXPENSES	21,276	11,122	40,766	117,035

Operating Income (Loss)	5,887	25,718	11,044	(44,897)

Interest Income, Net	214	279	315	565
Dividend Income, Net	137	142	230	271
Realized and Unrealized Gain (Loss), Net on Marketable Securities and Securities Sold Short	(409)	1,125	795	955
Equity in Earnings (Loss) of Affiliates	(179)	187	(179)	145
Other	(83)	(7)	(139)	25

Total Other Income (Loss)	(320)	1,726	1,022	1,961

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	5,567	27,444	12,066	(42,936)
Provision for Income Taxes	1,263	1,478	2,014	2,607
Minority and Non-Controlling Interests	(137)	646	603	637

Income (Loss) Before Interest on Mandatorily Redeemable Units	4,441	25,320	9,449	(46,180)
Less: Interest on Mandatorily Redeemable Units	18,893	—	35,437	16,575

NET INCOME (LOSS)	$(14,452)	$25,320	$(25,988)	$(62,755)

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2007	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(14,452)	$25,320	$(25,988)	$(62,755)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by Operating Activities
Depreciation	84	84	136	158
Non-Cash Compensation	3,518	49	5,414	82,887
Non-Cash Interest on Mandatorily Redeemable Units	5,665	—	7,650	(2,420)
Realized and Unrealized Gains (Loss), Net on Marketable Securities and Securities Sold Short	409	(1,125)	(795)	(955)
Minority and Non-Controlling Interests	(137)	646	603	637
Equity in Earnings (Loss) of Affiliates and Investment Partnerships	179	(187)	179	(145)
Deferred Income Taxes	312	237	105	6
Changes in Operating Assets and Liabilities:
Advisory Fees Receivable	(896)	852	(1,250)	(837)
Due From Broker	386	(27)	940	738
Restricted Cash	(8)	(15)	(21)	(37)
Prepaid Expenses and Other Assets	273	(1,645)	1,257	(1,152)
Due to Broker	(117)	(7)	—	(2,698)
Accrued Expenses and Other Liabilities	5,443	4,182	10,343	8,250
Purchases of Marketable Securities and Securities Sold Short	(2,154)	(2,519)	(7,460)	(9,505)
Proceeds From Sale of Marketable Securities and Securities Sold Short	2,086	1,990	7,213	9,443

Net Cash Provided by (Used in) by Operating Activities	591	27,835	(1,674)	21,615

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in Affiliates	(6,000)	—	(5,625)	—
Investments in Investment Partnerships	—	—	5,460	—
Receivable from Related Parties	205	—	105	76
Purchases of Property and Equipment	(56)	(1,422)	(91)	(1,454)

Net Cash Provided by (Used in) Investing Activities	(5,851)	(1,422)	(151)	(1,378)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions From Members for Option Exercise	—	3,609	—	3,609
Distributions to Members	—	(44,909)	—	(44,909)
Contributions From Minority and Non-Controlling Interests	—	759	1,267	2,221
Distributions to Minority and Non-Controlling Interests	—	—	(1,036)	(2,067)

Net Cash Provided by (Used in) Financing Activities	—	(40,541)	231	(41,146)

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(5,260)	$(14,128)	$(1,594)	$(20,909)

CASH AND CASH EQUIVALENTS — Beginning of Period	$9,077	$24,139	$4,969	$30,920
Effect of Initial Consolidation of Affiliates	—	—	442	—

Cash and Cash Equivalents — Beginning of Period (Adjusted)	9,077	24,139	5,411	30,920
Net Decrease in Cash and Cash Equivalents	(5,260)	(14,128)	(1,594)	(20,909)

CASH AND CASH EQUIVALENTS (DEFICIT)— End of Period	$3,817	$10,011	$3,817	$10,011

Supplementary Cash Flow Information:
Interest Paid	$—	$—	$14,560	$18,995

Income Taxes Paid	$1,440	$2,650	$1,440	$2,650

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC And Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(in thousands, except for unit amounts)
(unaudited)

	Capital	Members’	Net	Excess of Liabilities
	Units	Capital	Deficit	Over Assets	Total

Balance at January 1, 2006	—	$—	$—	$(19,669)	$(19,669)
Net Income Before Interest on Mandatorily Redeemable Units				5,008	5,008
Interest on Mandatorily Redeemable Units				(16,544)	(16,544)

Balance at March 31, 2006	—	—	—	(31,205)	(31,205)
Net Income Before Interest on Mandatorily Redeemable Units				4,441	4,441
Interest on Mandatorily Redeemable Units				(18,893)	(18,893)

Balance at June 30, 2006	—	$—	$—	$(45,657)	$(45,657)

Balance at January 1, 2007	—	$—	$—	$(729,966)	$(729,966)
Net Loss Before Interest on Mandatorily Redeemable Units				(71,500)	(71,500)
Interest on Mandatorily Redeemable Units				(16,575)	(16,575)
Amortization of Deferred Compensation				1,901	1,901
Reclassification of Liabilities to
Capital Units	63,778,720	875,096	(816,140)	816,140	875,096

Balance at March 31, 2007	63,778,720	875,096	(816,140)	—	58,956
Net Income			25,320		25,320
Amortization of Deferred Compensation		49			49
Unit forfeiture	(7,500)
Option Exercise	266,690	3,609			3,609
Distributions to Members		(44,909)			(44,909)

Balance at June 30, 2007	64,037,910	$833,845	$(790,820)	$—	$43,025

See accompanying notes to consolidated financial statements.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 — Organization

Pzena Investment Management, LLC, together with its subsidiaries (the “Company”), is an investment adviser which is registered under the Investment Advisers Act of 1940 and is headquartered in New York, New York. The Company currently manages assets in ten value-oriented investment strategies across a wide range of market capitalizations in both U.S. and international capital markets.

The Company has consolidated the results of operations and financial condition of the following private investment partnerships as of and for the three and six-months ended June 30, 2007:

		Ownership At
		June 30,
Entity	Type of Entity (Date of Formation)	2007

Pzena Large Cap Value Fund	Massachusetts Trust (11/1/02)	99.6%
Pzena Large Cap Value Fund II	Massachusetts Trust (8/1/2006)	99.9%
Pzena International Value Service	Delaware Limited Liability Company (12/22/2003)	0.0%
Pzena Global Value Service	Delaware Limited Liability Company (12/22/2003)	0.0%
Pzena Emerging Markets Value Service	Delaware Limited Liability Company (12/28/2006)	89.9%
Pzena Mega Cap Value Fund	Massachusetts Trust (2/23/2007)	99.9%

Pursuant to its Operating Agreement, the Company will continue until December 31, 2026, unless a terminating event, as defined in the Operating Agreement, occurs prior to this date. Members are not liable for repayment, satisfaction or discharge of any debts, liabilities or obligations of the Company, except to the extent of their capital accounts.

Note 2 — Significant Accounting Policies

Basis of Presentation:

The consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles and related SEC rules and regulations. The Company’s policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest and variable interest entities where the Company is deemed to be the primary beneficiary. The Company also consolidates non-variable-interest entities in which it acts as the general partner or managing member. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements of the Company include the results of operations and financial condition of the Pzena Large Cap Value Fund, the Pzena Large Cap Value Fund II, the Pzena Emerging Markets Value Service, the Pzena Investment Management Select Fund, LP and the Pzena Mega Cap Value Fund as of, and from, the dates of their formation. Pzena Investment Management Select Fund, LP was consolidated through January 23, 2007, the date of its liquidation. Pursuant to the guidance of Emerging Issues Task Force Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), the results of operations of the Pzena International Value Service and the Pzena Global Value Service have been consolidated effective January 1, 2006. All of these entities represent private investment partnerships over which the Company exercises control. Minority and non-controlling interests recorded on the consolidated financial statements of the Company includes the non-controlling interests of the outside investors in each of these entities.

The Company acts as the investment manager for four trusts and one offshore investment company, each of which are considered variable-interest entities. Each of these entities are all vehicles through which the Company offers its Global Value and International Value strategies and each commenced operations in 2006. The Company is not considered the primary beneficiary of any of these entities. Correspondingly, their results

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of operations and financial condition are not consolidated by the Company. The total net assets of these variable-interest entities were approximately $877.6 million at June 30, 2007. The Company is not exposed to losses as a result of its involvement with these entities because it has no direct investment in them.

Investments in private investment partnerships in which the Company has a minority interest and exercises significant influence are accounted for using the equity method. Such investments are reflected on the consolidated statements of financial condition as investments in affiliates and are recorded at the amount of capital reported by the respective private investment partnerships. Such capital accounts reflect the contributions paid to, distributions received from, and the equity earnings of, the private investment partnerships. The earnings of these private investment partnerships are included in equity in earnings of affiliates in the consolidated statements of operations.

Prior to March 31, 2007, the Company’s membership units were categorized as either Compensatory or Capital. Because both types of units had features of both debt and equity, the Company accounted for them pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)), and Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity (FAS 150), as described further below.

Compensatory Units consisted of a series of annual Profits Only Interest and Class C Profits Interest awards made between 2002 and 2006 that were granted to employees and members for services rendered. Through March 31, 2007, the distributions associated with these units, and the subsequent incremental increase or decrease in their redemption value, were accounted for as part of compensation expense on the consolidated statement of operations, as further discussed below. The cumulative liability for redeeming these units at December 31, 2006 is shown in the consolidated statement of financial condition as compensatory units subject to mandatory redemption.

Capital Units included units issued to founders and those purchased by certain employees. Through March 31, 2007, the distributions associated with these units, and the subsequent incremental increase or decrease in their redemption value, were accounted for as part of interest in mandatorily redeemable units on the consolidated statements of operations. The cumulative liability for redeeming these units at December 31, 2006 is shown in the consolidated statements of financial condition as capital units subject to mandatory redemption.

Effective March 31, 2007, the Company amended its Operating Agreement to remove all mandatory redemption provisions. As all of its membership units thereafter had only equity characteristics, neither distributions nor subsequent incremental changes to their value were charged against income from the effective date of the amendment.

Management’s Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Fair Values of Financial Instruments:

The carrying amount of all financial instruments in the consolidated statements of financial condition, including marketable securities, approximate their fair values.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition:

Revenue, comprised of advisory fee income, is recognized over the period in which investment management services are provided. Advisory fee income includes management fees that are calculated based on percentages of assets under management, generally billed quarterly, either in arrears or advance, depending on their contractual terms. Advisory fee income also includes incentive fees that may be earned by the Company depending on the investment return of the assets under management. Incentive fee arrangements generally entitle the Company to participate, on a fixed-percentage basis, in any returns generated in excess of an agreed-upon benchmark. The Company’s participation percentage in such return differentials is then multiplied by assets under management to determine incentive fees. Returns are calculated on an annualized basis over the contract’s measurement period, which may extend up to three years. Incentive fees are generally payable annually. Pursuant to the preferred accounting method under Emerging Issues Task Force Issue D-96, Accounting for Management Fees Based on a Formula (EITF D-96), such incentive fee income is recorded at the conclusion of the contractual performance period when all contingencies are resolved.

Unit-based Compensation:

Prior to January 1, 2006, the Company accounted for its unit-based compensation in accordance with the provisions of APB 25, and related interpretations. On January 1, 2006, the Company adopted FAS 123(R), using the modified prospective method, which requires the recognition of the cost of equity-based compensation based on the grant-date fair value of the award. The adoption of FAS 123(R) did not have a material effect on the results of operations or financial condition of the Company.

Until March 31, 2007, compensation expense included the distributions made on Compensatory Units outstanding, as well as the incremental increases or decreases in the redemption values of these units subsequent to their grant date over their vesting period. Distributions are generally paid on the Company’s income before non-cash compensation charges. Prior to December 31, 2006, Compensatory Unit redemption values were determined using a formula-based price, based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding redemption. This portion of the redemption amount was exclusive of any associated accumulated undistributed earnings, which was also required to be paid to members upon redemption. Effective December 31, 2006, these units’ redemption features were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in compensation expense related to that modification.

The Operating Agreement was amended as of March 31, 2007 to eliminate the Company’s obligation to redeem units under any circumstance. Since all Compensatory Units thereafter had only equity characteristics, neither distributions, nor subsequent incremental changes to these units’ value, were charged against income subsequent to March 31, 2007. In addition, as of March 31, 2007 the Company accelerated the vesting of all Compensatory Units then subject to vesting. The Company recorded a one-time charge which was associated with this acceleration as of March 31, 2007.

Interest on Mandatorily Redeemable Units:

Until March 31, 2007, interest on mandatorily redeemable units included distributions made on Capital Units outstanding, as well as the incremental increases or decreases in the redemption values of these units. Distributions are generally paid on the Company’s income before non-cash compensation charges. Prior to January 1, 2005, Capital Units were redeemable at book value. Accordingly, incremental increases or decreases to book value in those periods were included as a component of interest on mandatorily redeemable units.

Effective January 1, 2005, the Operating Agreement was amended to require that Capital Units be redeemed on the death of a member at a formula-based price based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the member’s death. This portion of the redemption amount was exclusive of any accumulated undistributed earnings associated with such units, which were also required to be paid to the member’s estate. Accordingly, as of this date, any subsequent incremental increases or decreases to this formula-based price, as well as any change in undistributed earnings, were included as a component of interest on mandatorily redeemable units.

Effective December 31, 2006, these units’ redemption features were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in interest on mandatorily redeemable units related to that modification.

Effective March 31, 2007, the Operating Agreement was amended to eliminate the Company’s obligation to redeem units under any circumstance. Since all Capital Units thereafter had only equity characteristics, neither distributions, nor subsequent incremental changes to these unit’s value, were charged against income subsequent to the effective date of the amendment.

Compensatory Units Subject to Mandatory Redemption:

Until the amendment of its Operating Agreement on March 31, 2007, the Company recorded a net liability for its Compensatory Units equal to the accumulated redemption value as of the balance sheet date of all such outstanding units. This liability also included any undistributed earnings attributable to such units.

Prior to December 31, 2006, vested Compensatory Units were required to be redeemed on the death of a member at a formula-based price based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the member’s death. Effective December 31, 2006, these units’ redemption provisions were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in the liability related to that modification.

Effective March 31, 2007, the Company amended its Operating Agreement to remove all mandatory redemption provisions. As of that date, the liability associated with these units was reclassified as equity. Further, as of March 31, 2007, the Company accelerated the vesting of all compensatory units then subject to vesting.

Capital Units Subject to Mandatory Redemption:

Until the amendment of its Operating Agreement on March 31, 2007, the Company recorded a net liability for its Capital Units equal to the accumulated redemption value as of the balance sheet date of all such outstanding units. This liability also included any undistributed earnings attributable to such units.

Prior to January 1, 2005, Capital Units were redeemable at book value. Effective January 1, 2005, the terms of the Company’s Operating Agreement were amended to require that Capital Units be redeemed on the death of a member at a formula-based price determined based on the member’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the member’s death. Effective December 31, 2006, these units’ redemption provisions were changed from a formula-based plan to a fair-value based plan. As such, the Company recorded a one-time increase in the liability related to that modification.

Effective March 31, 2007, the Company amended its Operating Agreement to remove all mandatory redemption provisions. As of that date, the liability associated with these units was reclassified as equity.

Cash and Cash Equivalents and Restricted Cash:

The Company considers all highly-liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Interest on cash and cash equivalents is recorded as interest income on the consolidated statements of operations.

The Company was required to maintain compensating balances of $2.0 million at December 31, 2006 and June 30, 2007 as collateral for letters of credit issued by a third party in lieu of a cash security deposit, as required by the Company’s lease for its New York office space. Such amounts are included in restricted cash on the consolidated statements of financial condition.

Due From Broker:

Due from broker consists primarily of cash balances and amounts receivable for unsettled securities transactions held at the clearing brokers of the Company’s consolidated investment partnerships.

Due To Broker:

Due to broker consists primarily of amounts payable for unsettled securities transactions initiated by the clearing brokers of the Company’s consolidated investment partnerships.

Investments in Securities:

Investments in marketable securities and securities sold short represent primarily the securities held by the Company’s consolidated investment partnerships. All such securities are classified as trading securities and are recorded at fair value, with net realized and unrealized gains and losses reported in earnings in the consolidated statements of operations.

Securities Valuation:

Investments in marketable equity securities and securities sold short which are traded on a national securities exchange (or reported on the NASDAQ national market) are carried at fair value based on the last reported sales price on the valuation date. If no reported sales occurred on the valuation date, investments in securities are valued at the bid price and securities sold short are valued at the ask price. Securities transactions are recorded on the trade date.

The net realized gain or loss on sales of securities is determined on a specific identification basis and is included in realized and unrealized gain (loss), net on marketable securities and securities sold short in the consolidated statements of operations.

Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and advisory fees receivable. The Company maintains its cash, temporary cash and restricted cash investments in bank deposit and other accounts whose balances, at times, exceed Federally insured limits.

The concentration of credit risk with respect to advisory fees receivable is generally limited, due to the short payment terms extended to clients by the Company. On a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past write-offs and collections and current credit conditions. For the three month periods ended June 30, 2006 and 2007, approximately 20.1% and 22.3%, respectively, of the Company’s advisory fees were generated from an advisory agreement with one client. For the six month periods ended June 30, 2006 and 2007, fees generated from this agreement comprised 19.2% and 22.2%, respectively, of the Company’s total advisory fees. At December 31, 2006 and June 30, 2007, no allowance for doubtful accounts has been deemed necessary.

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment:

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvements or the remaining lease term.

Business Segments:

The Company views its operations as comprising one operating segment.

Income Taxes:

The Company is a limited liability company that has elected to be treated as a partnership for tax purposes. The Company has not made provision for federal or state income taxes because it is the personal responsibility of each of the Company’s members to separately report their proportionate share of the Company’s taxable income or loss. Similarly, the income of the Company’s consolidated investment partnerships is not subject to income taxes, as it is allocated to each partnership’s individual partners. The Company has made provision for New York City Unincorporated Business Tax. The Company is a cash basis taxpayer.

The Company accounts for the New York City Unincorporated Business Tax pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The income tax provision, or credit, is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Foreign Currency:

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of its operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included in the net realized and unrealized gain on marketable securities and securities sold short.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Company’s books and the U.S. Dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the fair values of assets and liabilities, other than investments in securities at fiscal period end, resulting from changes in exchange rates.

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribed the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

income tax positions taken, or expected to be taken, by an entity before being measured and recognized in the financial statements. The Company adopted FIN 48 on January 1, 2007. The impact of the adoption of this standard was not material.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. Management is in the process of assessing the impact of this standard on the consolidated financial statements of the Company.

In June 2007, the American Institute of Certified Public Accountants issued Statement of Position No. 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”). SOP 07-1 clarifies the definition of an investment company and whether the specialized accounting model of an investment company may be retained by a parent company in consolidation or by an investor in the application of the equity method of accounting. SOP 07-1 will be effective for reporting periods beginning on or after December 15, 2007. The Company is currently evaluating the potential impact of the adoption of SOP 07-1 on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits an entity to elect to measure certain financial instruments and certain other items at fair value with changes in fair value recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS 159 on its consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment, net, are comprised of the following:

	December 31,	June 30,
	2006	2007
	(in thousands)

Computer Hardware	$682	$705
Computer Software	141	141
Furniture and Fixtures	775	775
Office Equipment	189	216
Leasehold Improvements	1,133	2,528

Total	2,920	4,365
Less: Accumulated Depreciation and Amortization	(1,044)	(1,193)

Total	$1,876	$3,172

Depreciation and amortization expense, included in general and administrative expenses, totaled $0.1 million and $0.1 million for the three month periods ended June 30, 2006 and 2007, respectively. Such expenses totaled $0.1 million and $0.1 million for the six month periods ended June 30, 2006 and 2007, respectively.

Note 4 — Related Party Transactions

For the three and six months periods ended June 30, 2007, the Company earned $1.9 million and $3.5 million, respectively, in investment advisory fees from unconsolidated entities in which it has an

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ownership interest and for which it acts as the investment manager. For the three and six months ended June 30, 2006, such advisory fees totaled $0.4 million and $0.6 million, respectively.

At December 31, 2006 and June 30, 2007, the Company had advanced $0.1 million to an international investment company for organization and start-up costs, which are included in receivable from related parties on the consolidated statements of financial condition. The Company is the sponsor and investment manager of this entity.

At December 31, 2006 and June 30, 2007, receivable from related parties included $0.5 million and $0.2 million, respectively, of loans to employees. Certain of these loans are in the form of forgivable promissory notes which are amortized through compensation expense pursuant to their terms.

Employees of the Company who are considered accredited investors have the ability to open separately-managed accounts, or invest in certain of the Company’s consolidated investment partnerships, without being assessed advisory fees. Investments by employees in separately-managed accounts are permitted only at the discretion of the Executive Committee, but are generally not subject to the same minimum investment levels that are required of outside investors. Some of the investment advisory fees that are waived on separately managed accounts for employees are for strategies that typically have account minimums, which vary by strategy, but typically average approximately $50,000 per account per year. The impact of this benefit is not material to the Company’s consolidated financial statements for any period presented.

Note 5 — Investments in Affiliates

The Company holds investments in, and acts as manager of, an unconsolidated investment partnership which is accounted for under the equity method. Summary financial information related to this entity is as follows:

	PAI Hedged Value Fund, LLC
	December 31,	June 30,
	2006	2007
	(in thousands)

Investments, at Fair Value	$12,277	$12,739
Other Assets	0	4
Total Liabilities	(12)	(17)

Net Assets	$12,265	$12,726

Equity Held by the Company	$3,613	$3,758

Ownership Percentage	29%	30%

	PAI Hedged Value Fund, LLC
	For The Three Months Ended June 30,
	2006	2007
	(in thousands)

Net Investment Loss	($11)	($14)
Net Realized and Unrealized Income (Loss)	(318)	643

Net Income (Loss)	($329)	$629

Company’s Equity in Income (Loss)	($179)	$187

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	PAI Hedged Value Fund, LLC
	For The Six Months Ended June 30,
	2006	2007
	(in thousands)

Net Investment Loss	($11)	($9)
Net Realized and Unrealized Income (Loss)	(318)	498

Net Income (Loss)	($329)	$489

Company’s Equity in Income (Loss)	($179)	$145

Note 6 — Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities. FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), providing accounting and disclosure requirements for certain guarantees. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in FIN 45, the Company’s estimate of the value of such guarantees is de minimis, and, therefore, an accrual has not been made in the consolidated financial statements.

In the normal course of business, the Company may also be subject to various legal proceedings from time to time. Currently, there are no such proceedings pending against the Company.

The Company leases office space under a non-cancelable operating lease agreement which expires on October 31, 2015. The Company reflects lease expense over the lease term on a straight-line basis. The Company has agreed to lease additional office space at the Company’s headquarters at 120 West 45th Street, New York, New York. The Company took possession of this space on March 1, 2007. The new lease is co-terminus with the Company’s existing lease.

Lease expenses for the three month periods ended June 30, 2006 and 2007 were $0.3 million and $0.5 million, respectively. Such expenses totaled $0.6 million and $0.8 million for the six month periods ended June 30, 2006 and 2007, respectively.

Note 7 — Retirement Plan

The Company maintains a defined contribution pension plan which covers substantially all members and employees. The Company may make contributions to the plan at the discretion of management. Under the terms of the plan, all such contributions vest immediately. Company contributions for the three and six months ended June 30, 2006 and 2007 were $0.7 million and $0.9 million, respectively.

Note 8 — Compensation

As discussed further in Note 11, the Company issued Compensatory Units to employees and members which had redemption features that required them to be classified as liabilities in the consolidated statements of financial condition. Prior to March 31, 2007, distributions on the Compensatory Units outstanding, and changes in these units’ redemption values, were recorded as compensation expense. Effective December 31,

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2006, the terms of these units’ redemption features were changed from a formula-based plan to a fair-value based plan.

As of March 31, 2007, the effective date of the amendment to the Operating Agreement to eliminate the Company’s obligation to redeem units under any circumstance, the unit-based compensation awards previously categorized as liabilities were reclassified as equity. Further, as of March 31, 2007, the Company accelerated the vesting of all Compensatory Units then subject to vesting. Subsequent to this date, distributions on these units are not considered a component of compensation expense and are instead recorded as a direct reduction of undistributed earnings.

Compensation and benefits expense to employees and members is comprised of the following:

	For the Three Months Ended June 30,
	2006	2007
	(in thousands)

Cash Compensation and Benefits	$8,773	$8,533
Distributions on Compensatory Units	7,057	—
Change in Redemption Value of Compensatory Units	3,518	—
Other Non-Cash Compensation	—	49

Total Compensation and Benefits Expense	$19,348	$8,582

	For the Six Months Ended June 30,
	2006	2007
	(in thousands)

Cash Compensation and Benefits	$17,218	$17,432
Distributions on Compensatory Units	14,566	12,087
Change in Redemption Value of Compensatory Units	5,414	15,969
Acceleration of Vesting of Compensatory Units	—	64,968
Other Non-Cash Compensation	—	1,950

Total Compensation and Benefits Expense	$37,198	$112,406

Note 9 — Income Taxes

The provision for New York City Unincorporated Business Tax is comprised of the following:

	For the Three Months Ended June 30,
	2006	2007
	(in thousands)

Current	$951	$1,241
Deferred	312	237

Total	$1,263	$1,478

	For the Six Months Ended June 30,
	2006	2007
	(in thousands)

Current	$1,909	$2,601
Deferred	105	6

Total	$2,014	$2,607

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deferred tax liabilities of $1.0 million and $1.0 million are included in other liabilities at December 31, 2006 and June 30, 2007, respectively. Deferred tax liabilities are primarily the result of the Company’s use of the cash basis of accounting for income taxes.

The income tax provision differs from the expense that would result from applying the New York City Unincorporated Business Tax rate to income before income taxes. The primary difference results from members’ compensation, which is not deductible for tax purposes.

Note 10 — Investments in Marketable Securities

Marketable securities and securities sold short consisted of the following at December 31, 2006:

		Unrealized
	Cost	Gain/(Loss)	Fair Value
	(in thousands)

Equities	$20,828	$2,419	$23,247

		Unrealized
	Proceeds	Gain/(Loss)	Fair Value
	(in thousands)

Equity Securities Sold Short	$681	$195	$876

Marketable securities consisted of the following at June 30, 2007:

		Unrealized
	Cost	Gain/(Loss)	Fair Value
	(in thousands)

Equities	$20,775	$2,628	$23,403

Note 11 — Members’ Equity Interests

Prior to December 31, 2006, ownership interests in the Company were comprised of Capital Units (Class A Voting Units and Class B Non-Voting Units), and various series of Profits-Only Interests and Class C Profits Interests. With the exception of the Class B Non-Voting Units, all units were entitled to vote. All of the Profits-Only Interests and Class C Profits Interests were granted to employees and members as unit-based compensation. Profits-Only Interests vested ratably over a three-year period, while the Class C Profits Interests cliff vested at the conclusion of their three-year term. Profits and losses were allocated on a pro rata basis according to the terms of the Operating Agreement. Effective January 1, 2005, the Operating Agreement was amended to require that all Capital Units be repurchased in the event of the holder’s death or, if applicable, termination of employment, at a formula-based price, determined by the holder’s pro rata share of net fee revenue (as defined in the Operating Agreement) for the four completed fiscal quarters immediately preceding the holder’s death or, if applicable, the holder’s termination of employment. Profits-Only Interests and Class C Profits Interests had similar repurchase provisions effective from their respective dates of grant. These redemption amounts were exclusive of any accumulated undistributed earnings associated with such units, which were also required to be paid to the holder’s estate. Prior to this amendment, all Capital Units were required to be repurchased at their book value at the time of the unitholder’s death. These redemption features caused all of the Company’s units to be classified as liabilities as of the effective date of FAS 150 with respect to the Company, which was July 1, 2003.

Prior to March 31, 2007, distributions made with respect to Compensatory Units were classified as compensation expense. Incremental changes to these units’ redemption values subsequent to the grant date were also included as a component of compensation expense at each reporting period. For the Company’s non-compensatory units (Capital Units), distributions and incremental changes in the net liability associated with

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

these units’ redemption values have been recorded as components of interest on mandatorily redeemable units in the consolidated statements of operations for all periods prior to March 31, 2007.

Upon a sale of the Company, proceeds were to be allocated first to the holders of Capital Units, and then to the holders of Profits-Only Interests and Class C Profits Interests based on their pro rata share of the incremental increase in assigned value of the Company above the point at which the respective units were issued.

On December 31, 2006, the Company initiated a capital restructuring, wherein all of the outstanding Compensatory Units and Capital Units were exchanged for new units on a percentage basis determined by the outstanding units’ relative fair values. These new units all retained the same earnings sharing and voting rights, but participate in the potential liquidation of the Company on a pro rata basis. The Company and unitholders each had fair-value put and call provisions, subject to certain restrictions, that allowed for redemption only for vested units that have been held longer than six months. New units exchanged for units previously issued retained their original liability classification. Of the total $696.3 million increase in value arising from the change from a formula-based redemption plan to a fair-value plan, approximately $232.5 million was associated with compensatory unit awards and charged to compensation expense on December 31, 2006. The remaining $463.8 million was recorded as a component of interest on mandatorily redeemable units for the year ended December 31, 2006.

The Operating Agreement was amended as of March 31, 2007 to eliminate the Company’s obligation to redeem units under any circumstance. As a result, all units that were categorized as liabilities in the Company’s consolidated financial statements were reclassified as equity as of March 31, 2007. Subsequent to this date, distributions paid on unit-based compensation and incremental changes to these units’ value are not considered a component of compensation expense and are instead recorded as a direct reduction of undistributed earnings. As of March 31, 2007, the Company accelerated the vesting of all Compensatory Units then subject to vesting. The one-time charge associated with this acceleration, approximately $65.0 million, was recorded on March 31, 2007.

Capital Units, all subject to mandatory redemption upon the death of the holders, consisted of:

As of
December 31,
2006
(in thousands)

Members’ Capital (39,891,000 units issued and outstanding at December 31, 2006)	$18,383
Undistributed Loss Attributable to Capital Units	(214,796)
Excess of Redemption Amount Over Capital and Undistributed Loss	729,966

Total	$533,553

Compensation expense associated with the Company’s Compensatory Units, consisting of Profits-Only Interests and Class C Profits Interests, is comprised of the following:

	For the Three Months Ended June 30,
	2006	2007

Distributions on Compensatory Units	$7,057	$—
Change in Redemption Value of Compensatory Units	3,518	—
Acceleration of Vesting of Compensation Units	—	—

Total Unit-Based Compensation Expense	$10,575	$—

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	For the Six Months Ended June 30,
	2006	2007

Distributions on Compensatory Units	$14,566	$12,087
Change in Redemption Value of Compensatory Units	5,414	15,969
Acceleration of Vesting of Compensation Units	—	64,968

Total Unit-Based Compensation Expense	$19,980	$93,024

In 2007, the Company granted 129,000 options to purchase Capital Units to certain employees and members pursuant to the Pzena Investment Management, LLC 2006 Equity Incentive Plan. These options vest ratably over a four-year period and were issued at a strike price of $13.53, which was equal to the assessed fair market values per unit at that time of award issuance. The Company determined that the total grant-date fair value of these options was approximately $2.0 million, using the Black-Scholes option pricing model with the following assumptions:

Weighted-average Time Until Exercise:	7 years
Volatility:	30%
Risk Free Rate:	5.22%
Dividend Yield:	4.87%

For the six months ended June 30, 2007, the Company recognized approximately $2.0 million in other non-cash compensation expense associated with the accelerated amortization of the grant-date fair value of these options.

The following is a summary of the option activity for the six months ended June 30, 2007:

		Weighted
		Average
	Option	Exercise
	Outstanding	Price

Balance at January 1, 2007	—	$—
Options Granted	645,000	13.53
Options Cancelled	(20,000)	(13.53)
Options Exercised	(266,690)	(13.53)

Balance at June 30, 2007	358,310	13.53

The weighted-average grant date fair value of options issued in 2007 was $13.53.

Except as otherwise provided by law, the liability of a member of the Company is limited to the amount of its capital account. A member may transfer or assign all, or any part of, its membership interest to any other party (a “Transferee”). A Transferee of such membership interest shall not become a member unless its membership in the Company is unanimously approved by the then existing member(s) in writing. Any Transferee admitted as a member shall succeed to the capital account or portion thereof transferred or assigned, as if no such transfer or assignment had occurred.

On February 13, 2007, the Company accelerated the vesting of 285,000 of the 315,500 Class A Voting Units that were granted on January 1, 2007 pursuant to its 2006 Equity Incentive Plan and repurchased them from a departing employee. The charge associated with this acceleration was approximately $3.8 million and has been included in compensation expense for the six months ended June 30, 2007.

In 2003, the Company issued immediately vested options to purchase Capital Units to a member, exercisable at various prices and expiring in September 2013. In each of January 2004, 2005 and 2006, the

Pzena Investment Management, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

terms of the grant were amended to adjust for the dilutive effect of the issuance of additional members’ equity interests. The Company accounted for these options using the intrinsic value method prescribed by APB 25. No compensation cost associated with these grants and their subsequent modifications has been reflected in net income, as all such options had exercise prices in excess of fair market value on the date of grant or modification. If the Company had recorded compensation cost for these options based on the fair value of the options on the date of grant consistent with FAS 123(R), the impact on the Company’s net income would not have been material.

On January 1, 2006, the Company effected a 600-for-1 unit split. All unit and per unit amounts have been adjusted to reflect this split.

Note 12 — Subsequent Events

Effective July 17, 2007, the Company effected a 5-for-1 unit split. All unit and per unit amounts have been adjusted to reflect this split.

On July 23, 2007, the Company entered into a $60.0 million, three-year term loan agreement, the proceeds of which were used to finance a one-time distribution to current members. The principal amount borrowed bears interest at a variable rate based, at the Company’s option, on (1) the one, two, three, six, nine or twelve-month LIBOR Market Index Rate plus 1.00%, or (2) the higher of the lender’s prime rate and the Federal Funds Rate. The principal amount is payable in full at the end of the three-year term, with no penalty for prepayment. Also on July 23, 2007, the Company obtained a $20.0 million revolving credit facility, which will expire on July 23, 2010, in order to finance its short term working capital needs.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Pzena Investment Management, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee. The following expenses will be borne solely by the Registrant.

Securities and Exchange Commission registration fee		$4,605.00
Financial Industry Regulatory Authority, Inc.		15,500.00
New York Stock Exchange listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees		*
Transfer Agent’s fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Law”) provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, such corporation), by reason of the fact that such person is, or was, an officer, director, employee or agent of such corporation, or is, or was, serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually, and reasonably incurred, by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by, or in the right of, the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

In accordance with Section 102(b)(7) of the Delaware Law, the Registrant’s Amended and Restated Certificate of Incorporation will contain a provision to limit the personal liability of its director’s violations of their fiduciary duty. This provision eliminates each director’s liability to the Registrant and its stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to the Registrant or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. In addition, the Registrant’s Amended and Restated Certificate of Incorporation will authorize it to purchase and maintain insurance to protect the Registrant and any of its directors, officers, employees or agents, or another business entity, against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, regardless of whether the Registrant would have the power to indemnify such person under its bylaws or Delaware Law.

The underwriting agreement with the underwriters will provide for the indemnification of the directors of the Registrant and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act of 1933.

Upon consummation of this offering, the Registrant expect to obtain directors and officers liability insurance, which covers directors and officers against certain claims or liabilities arising out of the performance of their duties, and it intends to maintain this insurance in place. In addition, the Registrant will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide, in general, that the Registrant indemnify, and pay expenses on behalf of, these persons to the fullest extent permitted by applicable law.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding unregistered securities sold by the Registrant since its inception.

On May 10, 2007, the Registrant issued 100 shares of its common stock, par value $0.01 per share, to Mr. Pzena in exchange for $100. The issuance was exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving any public offering.

Concurrently with the closing of the offering of shares of Class A common stock of the Registrant pursuant to this Registration Statement, 57,937,910 of the currently outstanding membership units of Pzena Investment Management, LLC will be reclassified as “Class B Units”, which will be exchangeable for shares of the Registrant’s Class A common stock, par value $0.01 on a one-for-one basis (the “Exchange Class A Shares”) beginning on the date that a registration statement on Form S-3 of the Registrant providing for the resale of the Exchange Class A Shares has been declared effective by the Securities and Exchange Commission, which, pursuant to the Securities Act of 1933 and the rules and regulations promulgated thereunder, may not be earlier than one year after the consummation of the offering. The holders of these Class B Units include each of Pzena Investment Management, LLC’s executive officers, Messrs. Pzena, Goetz, Krishna, Lipsey and Palladino, 18 of Pzena Investment Management, LLC’s other employees, estate planning vehicles of certain of these executive officers and employees and two non-employee members (collectively, the “Continuing LLC Members”). Concurrently with this reclassification, the Registrant will issue each Continuing LLC Member a number of shares of the Registrant’s Class B common stock, par value $0.000001 per share (the “Class B Shares”), which is equivalent to the number of Class B Units it will hold immediately after this reclassification. The aggregate number of Class B Shares that the Registrant will issue in connection with the reclassification will be 57,937,910. The issuance of these Class B Shares will be exempt from registration under the Securities Act of 1933 in reliance on Regulation D and Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering. The Continuing LLC Members will represent that they are acquiring the Class B Units for investment only and not with a view toward the public sale or distribution thereof. Such persons will receive written disclosures that the Class B Units will not be registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration statement or an available exemption from registration. The sale of these Class B Units will be made without any general solicitation or advertising.

All certificates representing the securities to be issued in these transactions described in this Item 15 will include appropriate legends setting forth that the securities will not be offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There will be no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of Pzena Investment Management, Inc.*
3.2	Form of Amended and Restated Bylaws of Pzena Investment Management, Inc.*
4.1	Form of Certificate of Pzena Investment Management, Inc. Class A common stock*
4.2	Exchange Rights of Class B members to exchange Class B Units of Pzena Investment Management, LLC for Class A common stock of Pzena Investment Management, Inc. (Exhibit B to the Amended and Restated Operating Agreement of Pzena Investment Management, LLC)*
4.3	Form of Registration Rights Agreement*
4.4	Form of Class B Stockholders’ Agreement*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Form of Amended and Restated Operating Agreement of Pzena Investment Management, LLC
10.2	Form of Executive Employment Agreement
10.3	Form of Pzena Investment Management, LLC 2006 Equity Incentive Plan
10.4	Form of Pzena Investment Management, LLC 2006 Bonus Plan
10.5	Form of Pzena Investment Management, Inc. 2007 Equity Incentive Plan
10.6	Form of Tax Receivable Agreement
10.7	Credit Agreement, dated as of July 23, 2007 among Pzena Investment Management, LLC, as the Borrower, Bank of America, N.A., as Administrative Agent and as a Lender and L/C Issuer.**
10.8	Lease, dated as of February 4, 2003, between Magnolia Associates, Ltd. and Pzena Investment Management, LLC and the amendments thereto dated as of March 31, 2005 and October 31, 2006**
10.9	Form of Indemnification Agreement between Pzena Investment Management, Inc. and each of its directors and executive officers*
21.1	List of Subsidiaries**
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm
23.3	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Investment Management, LLC
23.4	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Large Cap Value Fund
23.5	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Large Cap Value Fund II
23.6	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena International Value Service
23.7	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Global Value Service
23.8	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Investment Management Select Fund, L.P.
99.1	Letter of J.H. Cohn LLP to the Securities and Exchange Commission re: Pzena Investment Management, LLC’s change in independent accountants**
99.2	Consent of Steven M. Galbraith
99.3	Consent of Joel M. Greenblatt
99.4	Consent of Richard P. Meyerowich
99.5	Consent of Myron E. Ullman, III

*	To be filed by amendment.

**	Previously filed.

(b) Financial Statement Schedules: Not applicable.

Item 17.	Undertakings

(1) The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant, pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(B) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on October 9, 2007.

Pzena Investment Management, Inc.

By:	/s/ Richard S. Pzena
Name: Richard S. Pzena

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 9, 2007.

Signature	Title

/s/ Richard S. Pzena Richard S. Pzena	Chief Executive Officer (Principal Executive Officer)

/s/ Wayne A. Palladino Wayne A. Palladino	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of Pzena Investment Management, Inc.*
3.2	Form of Amended and Restated Bylaws of Pzena Investment Management, Inc.*
4.1	Form of Certificate of Pzena Investment Management, Inc. Class A common stock*
4.2	Exchange Rights of Class B members to exchange Class B Units of Pzena Investment Management, LLC for Class A common stock of Pzena Investment Management, Inc. (Exhibit B to the Amended and Restated Operating Agreement of Pzena Investment Management, LLC)*
4.3	Form of Registration Rights Agreement*
4.4	Form of Class B Stockholders’ Agreement*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*
10.1	Form of Amended and Restated Operating Agreement of Pzena Investment Management, LLC
10.2	Form of Executive Employment Agreement
10.3	Form of Pzena Investment Management, LLC 2006 Equity Incentive Plan
10.4	Form of Pzena Investment Management, LLC 2006 Bonus Plan
10.5	Form of Pzena Investment Management, Inc. 2007 Equity Incentive Plan
10.6	Form of Tax Receivable Agreement
10.7	Credit Agreement, dated as of July 23, 2007 among Pzena Investment Management, LLC, as the Borrower, Bank of America, N.A., as Administrative Agent and as a Lender and L/C Issuer**
10.8	Lease, dated as of February 4, 2003, between Magnolia Associates, Ltd. and Pzena Investment Management, LLC and the amendments thereto dated as of March 31, 2005 and October 31, 2006**
10.9	Form of Indemnification Agreement between Pzena Investment Management, Inc. and each of its directors and executive officers*
21.1	List of Subsidiaries**
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm
23.3	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Investment Management, LLC
23.4	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Large Cap Value Fund
23.5	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Large Cap Value Fund II
23.6	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena International Value Service
23.7	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Global Value Service
23.8	Consent of J.H. Cohn LLP, independent registered public accounting firm, with respect to its report on certain financial statements of Pzena Investment Management Select Fund, L.P.
99.1	Letter of J.H. Cohn LLP to the Securities and Exchange Commission re: Pzena Investment Management, LLC’s change in independent accountants**
99.2	Consent of Steven M. Galbraith
99.3	Consent of Joel M. Greenblatt
99.4	Consent of Richard P. Meyerowich
99.5	Consent of Myron E. Ullman, III

*	To be filed by amendment.

**	Previously filed.